Branch 18
811-01608
(Franklin High Income Trust)

FRANKLIN TEMPLETON
INVESTMENTS

**Franklin Resources, Inc.**
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

**VIA FIRST CLASS MAIL**

October 20, 2004



Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549



Re: Consolidated Amended Complaint



Ladies and Gentlemen:

Enclosed for filing, pursuant to Section 33 (a) of the 1940 Act, is a copy of the Consolidated Amended Fund Derivative Complaint recently filed in the Multidistrict Litigation known as In re Mutual Funds Investment Litigation. For your reference, this Complaint consolidates the following lawsuits we previously reported to your office:

- **Denenberg v. Franklin Resources, Inc., et al.**, Case No. C 04 0984 EMC, filed on March 10, 2004 in the United States District Court for the Northern District of California;
- **Marcus v. Franklin Resources, Inc., et al.**, Case No. C 04 0901 JL, filed on March 5, 2004 in the United States District Court for the Northern District of California;
- **McAlvey v. Franklin Resources, Inc., et al.**, Case No. C 04 0628 PJH, filed on February 13, 2004 in the United States District Court for the Northern District of California;
- **Banner v. Franklin Resources, Inc., et al.**, Case No. C 04 0902 JL, filed on March 5, 2004, in the United States District Court for the Northern District of California;

We also note that the Complaint includes several new plaintiffs, as identified in Exhibit A to the Complaint.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact me at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Enclosure

cc: Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

**VIA FIRST CLASS MAIL**

October 20, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Consolidated Amended Complaint

Ladies and Gentlemen:

Enclosed for filing, pursuant to Section 33 (a) of the 1940 Act, is a copy of the Consolidated Amended Fund Derivative Complaint recently filed in the Multidistrict Litigation known as In re Mutual Funds Investment Litigation. For your reference, this Complaint consolidates the following lawsuits we previously reported to your office:

- **Denenberg v. Franklin Resources, Inc., et al.**, Case No. C 04 0984 EMC, filed on March 10, 2004 in the United States District Court for the Northern District of California;
- **Marcus v. Franklin Resources, Inc., et al.**, Case No. C 04 0901 JL, filed on March 5, 2004 in the United States District Court for the Northern District of California;
- **McAlvey v. Franklin Resources, Inc., et al.**, Case No. C 04 0628 PJH, filed on February 13, 2004 in the United States District Court for the Northern District of California;
- **Banner v. Franklin Resources, Inc., et al.**, Case No. C 04 0902 JL, filed on March 5, 2004, in the United States District Court for the Northern District of California;

We also note that the Complaint includes several new plaintiffs, as identified in Exhibit A to the Complaint.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact me at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Enclosure

cc: Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MARYLAND

| | | |
|---|---|---|
| **IN RE MUTUAL FUNDS INVESTMENT LITIGATION** | : : : | **MDL DOCKET NO. 1586** |
| **IN RE ALLIANCE, FRANKLIN TEMPLETON, BANK OF AMERICA/NATIONS FUNDS and PILGRIM BAXTER,** | : : : : : | **Civil No. 04-md-15862 (AMD)**<br>**(Hon. Andre M. Davis)** |
| **This document relates to the Franklin/Templeton Sub-Track** | : : : : | |
| *McAlvey et al v. Franklin Resources Inc. et al* | : : | 04-cv-01274 D. Md. |

**CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINT**

## TABLE OF CONTENTS

The Plaintiffs, William Marcus, Ryan McAlvey, Simon J. Denenberg, as trustee of the Beverly Kaufman Trust, Joseph Banner, Dolores Banas, Thomas F. Bednarek, John E. Morrissey, George Swam, Paema Yameen, Harriet Surks, Harry Schipper, for the use and benefit of Harry Schipper IRA, Felicia Bernstein, as custodian for Danielle Brooke Bernstein, Frances Hait, for the use and benefit of Frances Hait, Robert J. Saelens, Evon Yameen, Jean Striffler, Reiko Gangon, Silvana G. Della Camera, derivatively on behalf of all the 152 Franklin Templeton Funds Family of Mutual Funds ("the Franklin Funds" or "Funds"), hereby complain against the Defendants as follows:

## I. SUMMARY OF THE ACTION

1. This derivative action seeks to recover damages for the Funds for harm inflicted upon them by their own fiduciaries, who breached their fiduciary duties to the Funds, including those arising under Sections 36(b) and 36(a) of the Investment Company Act of 1940 (the "ICA") and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "IAA"), and by those who participated in a manipulative scheme to enrich themselves at the expense of the Funds through rapid in-and-out trading in the Funds, a practice commonly called "market timing" or "timing," and trading in shares of the Funds after the close of the financial markets each day, a practice commonly called "late trading."

2. This Complaint seeks redress for harm caused by the managers and investment advisers of mutual funds who, in order to share in the substantial profits that market timing and late trading generate, combined with the market timers and others, and allowed them to prey upon the Funds to which they owed the highest fiduciary duties of

loyalty, candor, and due care. This Complaint also seeks redress for the harm caused by the Trustees and Directors of the Funds who failed or refused to perform their fiduciary duties to manage and supervise the Funds and enforce the manager's duties in the best interests of the Funds.

3. Market timing and late trading have been extremely harmful to the Funds. Market timing and late trading have caused hundreds of millions of dollars of harm to the Funds, primarily by inflating transaction costs and administrative costs, and adding unnecessary marketing and distribution costs, all of which are paid by the Funds. Market timing also causes serious, known disruptions to mutual funds and their operations. Market timing forces portfolio managers to keep excess quantities of cash available in the funds to redeem market timers' shares when they sell out a position – cash that otherwise should be used to invest. Trading protocols are upset as capital available for investment fluctuates unpredictably, preventing portfolio managers from implementing their investment strategies for the Fund. The effect of this is to reduce the returns earned by the Funds.

4. Market timing and late trading have harmed each and every Fund in the Franklin Templeton family of mutual funds, whether or not the particular Fund was the direct victim of market timing or late trading. This is so because some expenses, such as service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and late trading may be shared among all Funds in the Franklin Templeton family, including timed-funds and non-timed funds alike. This is also so because investors have fled all the Funds in the Franklin Templeton family of

mutual funds, not just the timed funds, following the public disclosure of the market timing and late trading scandal.

5. Because of these and other problems caused by market timers, fund managers for years have had in place policies and practices designed to monitor and deter market timing, including redemption penalties.

6. Conversely, market timing and late trading have been extremely profitable for market timers, and, moreover, impose little risk. Because the price movement of the underlying securities will almost certainly be followed, sometimes within a matter of hours, by a corresponding movement in the price of the funds' shares, the realization of profit on the pricing inefficiency is almost a sure bet. Market timers exploit price inefficiencies inherent in the forward pricing structure of mutual funds.

7. Moreover, timed or late trades cost little or nothing to execute because most timed mutual funds do not charge commissions, or "loads," for trades, thus shifting the transaction costs for market timing from the market timers to the funds themselves. Thus, for example, a one day trade can yield a net gain in excess of 100 percent, while the costs of timing are pushed off on the Funds as the timers move in and out of no-load funds, parking their winnings in liquid cash funds between trades.

8. Market timers and late traders could not reap these profits simply by investing in the securities held in the Funds' portfolios, because (a) the timers would bear significant transaction costs and tax consequences if they bought and sold individual securities, which are foisted upon the Funds under the market timing and late trading scheme, and (b) the underlying securities trade in the open market and are efficiently

priced, as opposed to the inefficient prices of mutual fund shares, which would deny market timers the opportunity to execute trades at unfair prices.

9. In addition to the market timers themselves, who reaped quick and easy profits at the expense of the Funds, the advisers to the Funds and their affiliates also reaped hundreds of millions of dollars in unearned advisory, management, administrative, marketing, and distribution fees from the Funds without disclosing that they permitted, facilitated, encouraged or participated in the improper activity. At a minimum, the advisers failed to detect and/or prevent, market timing and late trading in the Funds – the types of abusive transactions they were obligated to prevent. Simply put, the advisers abandoned their fiduciary duties to the Funds in order to inflate the already huge fees they received from the Funds.

10. Market timing and late trading results from the wholesale abdication of the fiduciary obligations the defendants owed to the Funds. As William H. Donaldson, Chairman of the SEC, recently observed in commenting upon the scandal that has engulfed the entire mutual fund industry:

> The relationship between an investment adviser and its clients is supposed to rest on a bedrock foundation of fiduciary principles. It is extremely troubling that so much of the conduct that led to the scandals in the mutual fund industry was, at its core, a breach of the fiduciary relationship between investment advisers and their advised funds. As fiduciaries, advisers owe their clients more than mere honesty and good faith. Recent experience suggests that all too many advisers were delivering much less.[1]

11. The market timing and late trading scandal results from the substantial and unresolved conflicts of interest between mutual funds and the investment advisers who

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[1] Opening Statement at an open Commission meeting on May 26, 2004 (available at http://www.sec.gov/news/speech/spch052604.htm).

create and manage the funds. Those conflicts of interest have manifested themselves in widespread instances of improper market timing and late trading in the mutual funds, all to the detriment of the Funds.

12. The nature and extent of those conflicts of interest, the market timing they led to, and the adverse impact they caused to the Funds [were known by certain of the trustees of the Funds, who nonetheless approved or ratified the Fund adviser's management agreements each year, and] were not adequately disclosed to or understood by [other] trustees of the Funds, who approved or ratified the Fund adviser's management agreements each year despite the harm the adviser caused or permitted to the Funds and who approved or ratified plans permitting the adviser to charge and collect marketing and distribution fees under Rule 12b-1 of the SEC promulgated under the ICA in violation of the trustees' own duties to the Funds.

13. This action is brought by shareholders of the Funds on behalf of the Funds to recover damages for the Funds from those who are responsible for the wrongdoing and from those who profited, directly or indirectly, from the wrongdoing. These damages include, but are not limited to:

(a) forfeiture and return of the management, administration, distribution, and marketing fees and all other compensation paid to the investment adviser and its affiliates during the period of market timing and late trading;

(b) damages to the Funds for profits earned by the Fund Adviser and its affiliates (including officers and employees of the Fund Adviser) from market timing or late trading arrangements;

(c) damages to the Funds for direct and indirect injury, including increased transaction costs, liquidity costs, tax expenses, and lost investment opportunities, caused by market timing or late trading; and

(d) damages to the Funds for 12b-1 fees paid to the Fund Adviser and its affiliates (including third-parties) in excess of the corresponding economic benefit to the Funds.

14. This action is also brought by shareholders on behalf of the Funds to obtain injunctive relief for the funds, including but not limited to:

(a) rescission of the adviser's management and other agreements with the Funds;

(b) rescission of the 12b-1 Plans adopted by the Funds;

(c) removal of the Fund adviser and its affiliates that manage and perform other services for the Funds; and

(d) removal of each of the Trustees and Directors of the Funds named in this Complaint and replacing them with independent Trustees and Directors.

## II. JURISDICTION AND VENUE

15. This Court has jurisdiction over this action pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, Section 214 of the IAA, 15 U.S.C. § 80b-14, and 28 U.S.C. § 1331(a).

16. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of and are part of the same case or controversy as plaintiffs' federal claims.

17. Venue is proper in the transferor districts because some or all of the Defendants are incorporated or conduct business in and/or some of the wrongful acts alleged herein took place or originated in those judicial districts. Venue is also proper in this District of Maryland because some of the wrongful acts alleged herein took place or originated in this judicial district.

18. In connection with the acts and practices alleged herein, defendants directly or indirectly used the instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

19. This is a consolidated amended complaint filed pursuant to an Order of the Judicial Panel on Multidistrict Litigation, captioned *In re Mutual Fund Investment Litigation*, MDL Docket No. 1586, centralizing pretrial proceedings in these actions in this Court. To preserve the filing dates of the original complaints for purposes of any applicable statutes of limitation and all other defenses based upon the passage of time, the plaintiffs herein expressly reserve the right to seek transfer of these actions back to the transferor courts at the conclusion of pretrial proceedings.

## III. PARTIES AND NON-PARTY PARTICIPANTS

### A. Parties[2]

20. The "**Plaintiffs**" are as follows:

(a) *Plaintiff William Marcus* was at relevant times an owner of shares of the Franklin Capital Growth Fund, and continues to hold such shares.

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2 *See* chart entitled "Franklin Templeton Plaintiffs" attached as Exhibit A; *see* chart entitled "New, Existing and Dropped Defendants" attached as Exhibit F.

(b) *Plaintiff Ryan McAlvey* was at relevant times an owner of shares of the Franklin Biotechnology Discovery Fund, a sub-fund of Franklin Strategic Series, and continues to hold such shares.

(c) *Plaintiff Simon J. Denenberg* was at relevant times an owner of shares of the Franklin U.S. Government Securities Fund, a sub-fund of the Franklin Custodian Funds, in his capacity as Trustee of the Beverly Kaufman Trust, and continues to hold such shares.

(d) *Plaintiff Joseph Banner* was at relevant times an owner of shares of the Franklin Aggressive Growth Fund, a sub-fund of the Franklin Strategic Series, and continues to hold these shares.

(e) *Plaintiff Dolores Banas* was at relevant times an owner of shares of the Income Fund, a sub-fund of Franklin Custodian Funds, and continues to hold these shares.

(f) *Plaintiff Thomas F. Bednarek* was at relevant times an owner of shares of the Income Fund, a sub-fund of the Franklin Custodian Funds, and of Templeton Growth Fund, and continues to hold these shares.

(g) *Plaintiff John E. Morrissey* was at relevant times an owner of shares of the Income Fund, a sub-fund of the Franklin Custodian Funds, and continues to hold these shares.

(h) *Plaintiff George Swam* was at relevant times an owner of shares of the Income Fund, a sub-fund of the Franklin Custodian Funds, and continues to hold these shares.

(i) *Plaintiff Pameia Yameen* was at relevant times an owner of shares of the Income Fund, a sub-fund of the Franklin Custodian Funds, and of Templeton Growth Fund, and continues to hold these shares.

(j) *Plaintiff Harriet Surks* was at relevant times an owner of shares of the Franklin New York Tax Free Income Fund and continues to hold these shares.

(k) *Plaintiff Harry Schipper*, for the use and benefit of Harry Schipper IRA, was at relevant times an owner of shares of the Franklin Small Cap Growth Fund II, a sub-fund of the Franklin Strategic Series, and continues to hold such shares.

(l) *Plaintiff Felicia Bernstein*, in her capacity as custodian of Danielle Brooke Bernstein, was at relevant times an owner of shares of the Franklin Small-Mid Cap Growth Fund, a sub-fund of the Franklin Strategic Series, and continues to hold these shares.

(m) *Plaintiff Frances Hait*, for the use and benefit of Frances Hait IRA, was at relevant times an owner of shares of Franklin Small-Mid Cap Growth Fund, a sub-fund of the Franklin Strategic Series, and continues to hold these shares.

(n) *Plaintiff Robert J. Saelens* was at relevant times an owner of shares of the Franklin Templeton Founding Funds Allocation Funds, a sub-fund of the Franklin Templeton Fund Allocator Series, and continues to hold these shares.

(o) *Plaintiff Evon Yameen* was at relevant times an owner of shares of the Franklin Templeton Founding Funds Allocation Funds, a sub-fund of the Franklin Templeton Fund Allocator Series, and continues to hold these shares.

(p) *Plaintiff Jean Striffer* was at relevant times an owner of shares of the Franklin U.S. Government Securities Fund, a sub-fund of the Franklin Custodian Funds, and continues to hold these shares.

(q) *Plaintiff Reiko Gagnon* was at relevant times an owner of shares of Templeton Global Asset Allocation Fund, a sub-fund of Franklin Templeton Variable Insurance Products Trust and continues to hold these shares.

(r) *Plaintiff Silvana G. Della Camera* was at relevant times an owner of shares of Templeton Growth Fund, and continues to hold these shares.

21. The "**Franklin Templeton Defendants**" are the entities and individuals who or which manage and advise the Franklin Templeton Funds:

**<u>Parent Company</u>**

(a) *Defendant Franklin Resources, Inc. ("Franklin Resources"* sometimes referred to as "**Control Person Defendant**"), widely known as Franklin Templeton Investments ("Franklin Templeton"). Franklin Resources is a publicly held financial services company with 28 offices worldwide. Franklin Resources is organized under the laws of the state of Delaware with its shares trading on the New York Stock Exchange. Franklin Resources maintains its corporate headquarters at One Franklin Parkway, San Mateo, California 94403. Through its operating subsidiaries, Franklin Resources offers mutual funds in the Franklin, Templeton, and Mutual Series funds and manages investment vehicles for individuals, institutions, pension plans, trusts and partnerships. Through its subsidiaries, as of September 30, 2003, Franklin Resources had approximately $301.9 billion under management. On February 4, 2004, Massachusetts Secretary of the Commonwealth William Galvin filed an administrative complaint against Franklin Resources, Franklin Advisers, Inc., *infra*, Franklin/Templeton Distributors, Inc., *infra*, Templeton/Franklin Investment Services, Inc., *infra*, and Franklin Private Client Group, Inc., *infra*, which settled for $5 million on September 20, 2004 ("the Massachusetts Complaint").[3]

**Advisers**

(b) D*efendant Franklin Advisers, Inc. ("Franklin Advisers")*, is located at One Franklin Parkway, San Mateo, California 94403-1906. Franklin Advisers is, and at relevant times hereto was, an indirect, wholly owned subsidiary of Franklin Resources, Inc. serving as adviser to funds within Franklin Asset Allocation Fund, Franklin California Tax Free Income Fund, Franklin California Tax Free Trust, Franklin Capital Growth Fund, Franklin Custodian Funds, Franklin Federal Money Fund, Franklin Federal Tax Free Income Fund, Franklin Gold & Precious Metals Fund, Franklin High Income Trust, Franklin Investors Securities Trust Franklin Money Fund, Franklin Municipal Securities Trust, Franklin New York Tax Free Income Fund, Franklin New York Tax Free Trust, Franklin Real Estate Securities Trust, Franklin Strategic Mortgage Portfolio, Franklin Strategic Series, Franklin Tax Exempt Money Fund, Franklin Tax Free Trust, Franklin Templeton International Trust, Franklin Templeton Fund Allocator Series, Franklin Templeton Global Trust, Franklin Templeton Money Fund Trust, Franklin Templeton Variable Insurance Products Trust, Templeton Income Trust, and Templeton Institutional Funds, Inc. Franklin Advisers serves as sub-adviser to funds within Franklin Global Trust, and Franklin Templeton Variable Insurance Products Trust.

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3 In Matter of Franklin Resources, Inc., et al., No. E-2004-007 (Mass. Feb. 4, 2004), *available at*: http://www.sec.state.ma.us/sct/sctpdf/ftcomplaint.pdf.

Franklin Advisers provides investment research and portfolio management services, and selects the securities for the mutual fund to buy, hold, or sell. Franklin Advisers also selects brokers who execute the mutual funds' portfolio transaction. Franklin Advisers provides periodic reports to the Boards of Directors and Boards of Trustees of the Funds that it manages, and the Boards (together "Boards") review and supervise Franklin Advisers' investment activities. Franklin Advisers is bound by contract to follow the Funds' prospectus language. The United States Securities and Exchange Commission announced on August 2, 2004 that it had reached a $50 million settlement with Franklin Advisers, consisting of $30 million in disgorgement and $20 million in civil penalties, and Franklin Advisers agreement to undergo compliance reforms ("the SEC Settlement").[4]

(i) *Defendant Fiduciary International, Inc. ("Fiduciary")* is located at 600 5th Avenue, New York, New York 10020-2302. Fiduciary is, and at relevant times hereto was, an indirect wholly owned subsidiary of Fiduciary Trust Company International ("Fiduciary Trust"), which is in turn a direct wholly owned subsidiary of Franklin Resources. Fiduciary serves as adviser to funds within Franklin Global Trust and sub-adviser to funds within Franklin Global Investment Trust and Templeton Institutional Funds, Inc. and is bound by contract to the Funds' prospectus language.

(ii) *Defendant Franklin Advisory Services, LLC ("Advisory Services")* is located at One Parker Plaza, Ninth Floor, Fort Lee, New Jersey 07024.

4 United States of America Before the Securities and Exchange Commission, Administrative Proceeding No. 3-11572, *available at*: http://www.sec.gov/litigation/admin/ia-2271.htm.

Advisory Services is, and at relevant times hereto was, an indirect, wholly owned subsidiary of Franklin Resources, Inc. serving as adviser to funds within Franklin Value Investors Trust and Franklin Managed Trust. Advisory Services is bound by contract to the Funds' prospectus language

(iii) *Defendant Franklin Mutual Advisers, LLC ("Franklin Mutual")* is located at 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. Franklin Mutual is, and at relevant times hereto was, an indirect, wholly owned subsidiary of Franklin Resources serving as adviser to funds within Franklin Mutual Series Fund. Franklin Mutual is bound by contract to the Funds' prospectus language.

(iv) D*efendant Franklin Templeton Asset Strategies, LLC ("Asset Strategies")* is located at 500 E. Broward Blvd., Fort Lauderdale, Florida 33394-3091. Asset Strategies is, and at relevant times hereto was, an indirect, wholly owned subsidiary of Franklin Resources serving as adviser to funds within Templeton Global Investment Trust and Templeton Institutional Funds, Inc. Asset Strategies is bound by contract to the Funds' prospectus language.

(v) *Defendant Templeton Investment Counsel, LLC ("Investment Counsel")* is located at 500 East Broward Blvd., Fort Lauderdale, Florida 33394. Investment Counsel is, and at relevant times hereto was, an indirect, wholly owned subsidiary of Franklin Resources serving as adviser to funds held within Franklin Templeton Variable Insurance Products Trust, Templeton Capital Accumulator Fund, Templeton Global Opportunities Trust, Templeton Global Smaller Companies Fund, Inc., and Templeton Institutional Funds, Inc. Investment Counsel serves as sub-adviser to funds held within Franklin Templeton International Trust and Franklin Templeton

Variable Insurance Products Trust. Investment Counsel is bound by contract to the Funds' prospectus language.

(vi) *Defendant Franklin Investment Advisory Services, LLC ("Investment Advisory")* is located at One Franklin Parkway, San Mateo, California, 94403-1906. Investment Advisory is, and at relevant times hereto was, an indirect, wholly owned subsidiary of Franklin Resources and serves as adviser to funds within Franklin Custodian Funds. Investment Advisory is bound by contract to the Funds' prospectus language.

(c) The Franklin Templeton Adviser Defendants described in paragraphs 21(b)-(h) above are referred together as the **"Adviser(s)" or "Adviser Defendants**."

**<u>Administrator</u>**

(d) *Defendant Franklin Templeton Services, LLC ("Franklin Templeton Services" or "Administrator")* is located at One Franklin Parkway, San Mateo, California 94403-1903. Franklin Templeton Services LLC is, and at relevant times was, an indirect, wholly owned subsidiary of Franklin Resources and an affiliate of the Funds' managers and principal underwriter. As fund administrator, Franklin Templeton Services' duties include preparing and maintaining books, records and tax and financial reports and monitoring compliance with regulatory requirements. The Fund Advisers pay Franklin Templeton Services a monthly fee for its administrative services and Administrator is bound by contract to monitor the Funds' compliance with the Fund's policies.

**<u>Distributor/Underwriter</u>**

(e) *Defendant Franklin Templeton Distributors, Inc. ("FT Distributors" or "Distributors")* is located at One Franklin Parkway, San Mateo, California 94403-1906. The Distributors is, and at relevant times hereto was, the principal underwriter and distributor in the continuous public offering of all the Franklin Funds named herein. FT Distributors is a wholly owned subsidiary of Franklin Resources. FT Distributors receives underwriting commissions in connection with the offering of Franklin Funds shares, retains discounts and commissions after allowances to independent dealers, and receives additional commissions in connection with redemptions, or repurchases, of shares. Most of the U.S. registered Franklin Templeton mutual funds, with the exception of certain Franklin Templeton money market funds, have adopted distribution plans under Rule 12b-1. The plans are established for an initial term of one (1) year and then, thereafter, must be approved annually by the particular fund's board of directors/trustees and by a majority of its disinterested fund directors/trustees. At relevant times, Defendant Charles B. Johnson, *infra*, was Vice President of Distributors and Defendant Gregory E. Johnson, *infra*, was Chairman of Distributors.

**Officer Defendants**

(f) The "**Officer Defendants**" (sometimes referred to as "**Control Person Defendants**") are the individuals named below, who were, during the relevant period, officers of Franklin Templeton Funds:

(i) *Defendant William Post ("Post")* was an employee of Franklin Resources in various capacities from June 2000 to December 2003. Post was the President and Chief Executive Officer ("CEO") of the Northern California Region of

Franklin Templeton Services from March 2002 through December 2003. From September 2000 to December 2003, Post was Senior Vice President of Templeton Trust Company. From October 2000 to December 2003, Post was Portfolio Manager of Franklin Private Client Group. From July 2001 to December 2003, Post was Vice President of Franklin Templeton Alternative Strategies, LLC (a hedge fund that figured in market timing at the Franklin Funds). Post was responsible for the day-to-day operations of Templeton/Franklin Investment Services and the actions of Templeton/Franklin Investment Services. As portfolio manager of various Funds, Post was also responsible for investment decisions and oversight of the Franklin Funds he managed. Post was named in the Massachusetts Complaint for violating the anti-fraud provisions of the Massachusetts Uniform Securities Act due to his market-timing arrangement with Defendant Daniel G. Calugar, *infra*.[5] Post was placed on administrative leave in December 2003 because he failed to cooperate with internal investigations regarding market timing, and has since left Franklin Templeton.

(ii) *Defendant Charles B. Johnson ("C.B. Johnson")* was, during the relevant period, Chairman of the Board, CEO, Member of the Office of the Chairman and Director of Franklin Resources, Vice President of Franklin Templeton Distributors, Inc., and Director of Fiduciary Trust. C.B. Johnson is officer and/or director or trustee, as the case may be, of some of the other subsidiaries of Franklin Resources, Inc. and of 45 of the investment companies in Franklin Templeton Investments. C.B. Johnson is the father of Defendant Gregory E. Johnson, *infra*.

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5 *See* fn.3, *supra*.

(iii) *Defendant Gregory E. Johnson ("G.E. Johnson")* was, during the relevant period, Co-President of Franklin Resources, President of Templeton/Franklin Investment Services, Inc., and Chairman of Franklin Templeton Distributors, Inc. G.E. Johnson was appointed as Co-President of Franklin Resources in 1999 and was elected to serve as Co-Chief Executive Officer ("CEO") of Franklin Resources effective January 1, 2004. G.E. Johnson is the son of Franklin Resources Chairman, Charles B. Johnson and the nephew of both Rupert H. Johnson, Jr. and Franklin Resources Director Peter Sacerdote (who is the brother-in-law of Charles B. Johnson and Rupert H. Johnson, Jr.). G.E. Johnson is the brother of Jennifer Bolt (Senior Vice President and Chief Information Officer of Franklin Resources since May 2003, and an officer and/or director of other Franklin Resources subsidiaries since June 1994), and the brother of non-party participant Charles E. Johnson. According to emails between Defendants Calugar, *infra*, and Post, *supra*, G.E. Johnson knew of the Calugar market-timing scheme.

(iv) *Defendant Martin L. Flanagan ("Flanagan")* was, during the relevant period, President of Franklin Resources, Senior Vice President and Chief Financial Officer ("CFO") of Franklin Mutual Advisers, LLC, Executive Vice President and Chief Operating Officer ("COO") of Templeton Investment Counsel, LLC, President and Director of Franklin Advisers, Executive Vice President of Franklin Investment Advisory Services, Inc. and of Franklin Templeton Investor Services, LLC, CFO of Franklin Advisory Services, LLC, and Chairman of Franklin Templeton Services, LLC. Flanagan is officer and/or director or trustee of certain of the other subsidiaries of Franklin Resources and of 49 of the investment companies in Franklin Templeton

Investments. On January 1, 2004, Flanagan became Co-CEO of Franklin Resources, along with Defendant G.E. Johnson, *supra.*

(g) The "**Trustee and Director Defendants**" are the individuals named below, who were members, during the relevant period, on the Board of Trustees or served as a Director for the Funds:

(i) *Defendant Charles B. Johnson* ("*C.B. Johnson*") held the titles of Chairman of the Board of Trustees and/or Trustee and Director of many of the Funds during the relevant period. Please see Trust Charts, attached as Exhibit B for a detailed account of the Trusts served by this defendant.

(ii) *Defendant Martin L. Flanagan* ("*Flanagan*") held the titles of President and CEO of Investment Management, President, Vice President and CFO, and Vice President of many of the Funds during the relevant period. Please see Trust Charts, attached as Exhibit B for a detailed account of the Trusts served by this defendant.

(iii) *Defendant Harris J. Ashton ("Ashton")* held the titles of Director or Trustee of many of the Funds during the relevant period. Please see Trust Charts, attached as Exhibit B for a detailed account of the Trusts served by this defendant.

(iv) *Defendant Gordon S. Macklin ("Macklin")* held the titles of Director or Trustee of many of the Funds during the relevant period. Please see Trust Charts, attached as Exhibit B for a detailed account of the Trusts served by this defendant.

(v) The difference between a "Trustee" and a "Director" is the type of entity he or she serves; a Director serves a corporate entity and a Trustee serves a Trust entity. The acts of the Defendants (individuals and entities) described in paragraph 21 are acts constituting conduct of willful misfeasance, bad faith, gross negligence, or reckless disregard for said defendants' duties.

22. The "**Non-Party Participants**" are unnamed in consideration of a Tolling Agreement effective as of September 24, 2004.

(a) *Rupert H Johnson, Jr.*

(b) *Charles E. Johnson*

(c) *Edward B. Jamieson*

(d) *Michael O. Magdol*

(e) *Murray L. Simpson*

(f) *Robert E. Wade*

(g) *Robert F. Carlson*

(h) *William J. Lippman*

(i) *Shiela A. Amoroso*

(j) *Rafael R. Costas*

(k) *Thomas F. Walsh*

(l) *Christopher J. Mulomphy*

(m) *Frank H. Abbott, III*

(n) *S. Joseph Fortunato*

(o) *Edith E. Holiday*

(p) *Frank W. T. LaHaye*

(q) *Kimberly H. Montaserio*

(r) *David P. Goss*

(s) *Harmon E. Burns*

(t) *Philip Benson*

(u) *Nicholas F. Brady*

(v) *Murray Cleaner*

(w) *Charles Crocker*

(x) *Frank T. Crohn*

(y) *F. Warren Hellman*

(z) *Robert D. Joffe*

(aa) *Peter Jones*

(bb) *Thomas H. Kean*

(cc) *Harry O. Kline*

(dd) *Betty P. Krahmer*

(ee) *James A. McCarthy*

(ff) *Harry G. Mumford*

(gg) *Chutta Rathathican*

(hh) *Peter M. Sacerdote*

(ii) *Louis E. Woodworth*

23. **Fund Structure**

**(1) Parent Company**

24. Franklin Resources is the parent company of the Franklin Templeton Funds and Trusts. It is widely known as Franklin Templeton Investments. Franklin

Resources is a publicly held financial services company with 28 offices worldwide. Franklin Resources is organized under the laws of the state of Delaware with its shares trading on the New York Stock Exchange. Franklin Resources maintains its corporate headquarters at One Franklin Parkway, San Mateo, California 94403. Through its operating subsidiaries, Franklin Resources offers mutual funds in the Franklin, Templeton, and Mutual Series families of funds and manages investment vehicles for individuals, institutions, pension plans, trusts, and partnerships. Other subsidiaries include mutual fund retailers, broker-dealers, and investors in the Funds. Through its subsidiaries, as of September 30, 2003, Franklin Resources had approximately $301.9 billion under management.

(b) A majority of Franklin Templeton's revenues are derived from providing investment management, advisory, distribution, transfer agency, and related services for the Franklin Templeton Funds. Franklin Templeton's business is primarily conducted through wholly-owned direct and indirect subsidiary companies which advise, manage and implement the investment activities of and provide other administrative services necessary to operate its registered investment companies, related funds, or series as well as non-U.S. based sponsored investment products. Management fee revenues are earned by providing investment advisory and management services pursuant to management agreements with each fund. These subsidiaries are known as "investment advisers" or "investment managers."

**(2) <u>Investment Advisors, Sub-Advisers/Managers</u>**

25. Investment advisor and management services are provided pursuant to agreements in effect with the Adviser Defendants and each particular fund. In general,

the agreements must be renewed each year, and must be approved at least annually by a vote of such funds' board of Trustees and Directors, or by a vote of the majority of such funds' outstanding voting securities.

26. The investment manager or adviser conducts investment research to determine which securities the funds will purchase, hold or sell under the supervision and oversight of that Fund's board of Trustees and Directors. In addition, the subsidiary adversary companies take all steps necessary to implement investment decisions for the Funds they advise, including selecting broker dealers, executing and settling policies, and applicable law and practice.

(a) Franklin Advisers, Advisory Services, Franklin Mutual, Asset Strategies, Investment Counsel, Investment Advisory, and Fiduciary serve as advisers or managers to the Funds. Investment Counsel, Asset Strategies, and Franklin Advisers serve as sub-advisers to the Funds.

(b) The Funds are organized under a "master/feeder" structure such that an investment manager or adviser may manage a single portfolio at the "master fund" ("Trust") level and have several "feeder funds" ("sub-funds") that invest all of their respective assets into the master fund. Individual and institutional shareholders invest in the feeder funds, which offer a variety of service and distribution options. An advisory fee is charged at the master fund level, and administrative and shareholder servicing fees are charged at the feeder fund level.

(c) An investment adviser or manager may serve as adviser to more than one fund as long as the services are rendered fairly. Managers and advisers and fund directors or boards of trustees regularly review the fund advisory and other administrative fee structures in light of fund performance.

**(3) Underwriter/Distributor**

27. Another large portion of Franklin Templeton's revenues is generated from underwriting (also referred to as "distribution") services provided by FT Distributors. The distribution agreements with the Funds generally provide for the distributor to pay commission expenses for sales of fund shares to broker/dealers. The broker/dealer then receives various sales commissions and other fees from the distributor, including fees from the investors in the funds and the finds themselves, for services in matching investors with appropriate funds. Broker/dealers may also receive fees for explaining fund operations, servicing investors accounts and reporting.

**Transfer Agent/Shareholder Services**

28. Shareholder services are provided by FT Investment Services. FT Investment Services provides shareholder record keeping services and acts as a transfer agent and dividend-paying agent for the Funds. FT Investment Services is registered as a transfer agent with the SEC under the Securities Exchange Act of 1934. It is compensated under and agreement with each fund on the basis of an annual fee per account, and is reimbursed for out-of-pocket expenses. Some funds compensate FT Investor Services based on assets under management.

**Administrator**

29. Franklin Templeton Services ("Administrator") provides and pays the salaries of personnel who serve as officers of the Funds.

**High Net Worth & Managed Accounts**

30. Fiduciary Trust is a New York state chartered bank which provides global investment management services as well as trust and custody support services to high net worth and institutional clients including estate and tax planning, private banking, and planned giving administration. Franklin Private Client Group, Inc. and Templeton Private Client Group, Inc. provide portfolio management services and advisory services through third party broker/dealer wrap fee programs. FT Investment Services also serves as a direct marketing broker/dealer for institutional investors in the Funds.

31. The "**Additional Defendants**" are as follows:

(a) *Defendant Aurum Capital Management Corp. ("Aurum Capital")*, a California corporation, is a registered investment advisory firm headquartered at 84 West Santa Clara Street, Suite 690, San Jose, California. Aurum Capital is an affiliate of Aurum. Aurum Capital was an active participant in the unlawful scheme alleged herein.

(b) *Defendant Aurum Securities Corp. ("Aurum")*, a California corporation, is a registered investment adviser and Broker-Dealer, with offices at 120 Montgomery Street, San Francisco, California. Aurum was an active participant in the unlawful scheme alleged herein.

(c) *Defendant Bank of America Corp. ("BOA")* is a Delaware corporation with its headquarters at Bank of America Corporate Center, 100 N. Tryon

Street, Charlotte, North Carolina.[6] BOA is a bank holding company and a financial holding company that provides a diversified range of banking and non-banking financial services and products. BOA is the indirect parent of Banc of America Securities LLC.

(d) *Defendant Banc of America Securities LLC ("BAS")*, a Delaware limited liability company, is a wholly-owned subsidiary of NationsBanc Montgomery Holdings Corporation, which is itself a wholly owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is wholly owned by BOA. BAS, a registered broker-dealer, is a full-service United States investment bank and brokerage firm with principal offices in San Francisco, California; New York, New York; and Charlotte, North Carolina. BAS is also registered as an investment adviser pursuant to the Investment Advisers Act of 1940. In its capacity as broker-dealer, BAS accepts, executes and clears orders for hundreds of mutual funds, including the Funds.

(e) *Defendant Daniel G. Calugar ("Calugar")* was, during the relevant period, President and Owner of Security Brokerage, Inc. ("Security Brokerage") Calugar's primary place of business at 3960 Howard Hughes Parkway, Suite 700, Las Vegas, NV 89109. Both Calugar and Security Brokerage were the subject of an SEC complaint filed on December 23, 2003.[7] The complaint charged Calugar and Security Brokerage with late trading, market-timing, and entering into "sticky asset" arrangements with mutual funds. Specifically, the SEC complaint alleges that Calugar made

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6 Effective April 1, 2004, FleetBoston Financial Corporation ("Fleet"), a Rhode Island corporation, merged with and into BOA pursuant to an Agreement and Plan of Merger, dated as of October 27, 2003.

7 *See* fn.4, *supra*.

investments in the private hedge funds of a mutual fund family in return for the ability to market time their public mutual funds beyond what the prospectus allowed.

(f) *Defendant Canary Capital Partners, LLC* ("Canary"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. During the relevant period, Canary was a hedge fund engaged in the business of late trading and timing mutual funds. Defendant *Canary Capital Partners, Ltd.* ("CCP Ltd."), is a Bermuda limited liability company. During the relevant period, CCP Ltd. was also a hedge fund engaged in the business of timing mutual funds. Defendant *Canary Investment Management, LLC* ("CIM"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. During the relevant period, CIM managed the assets of Canary and CCP Ltd. in exchange for a fee equal to 1.5 percent of the assets of Canary plus 25 percent of the profits above a certain threshold. As of July 2003, CIM had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

(g) *Canary, CCP Ltd., CIM, and Stern* are collectively referred to herein sometimes as "Canary." In September 2003, Canary reached a settlement of charges filed against it by the Attorney General of the State of New York.

(h) *Defendant DCIP, L.P. ("DCIP")* is a limited partnership formed in accordance with the laws of the state of Nevada. According to its Partnership Agreement, the purpose of the partnership is, in part, to "engage in the business of acquiring, owning, holding, trading, disposing of and otherwise dealing with Securities."

David Calugar was, during the relevant period, the General Partner of DCIP and the Class C Limited Partner.

(i) *Defendant Franklin Templeton Alternative Strategies, LLC ("Franklin Templeton Alternative Strategies")* was, during the relevant period, the General Partner of the Franklin Templeton Strategic Growth Fund, L.P. ("Franklin Templeton Hedge Fund"). Franklin Templeton Hedge Fund was a fund of hedge funds with each underlying hedge fund requiring a minimum investment of $1 million. Calugar's $10 million investment in Franklin Hedge Fund comprised 59% of the total amount invested. Franklin Templeton Alternative Strategies is located at 500 East Broward Boulevard, Suite 2100, Fort Lauderdale, Florida, 33394.

(j) *Defendant Golden Gate Financial Group, LLC ("Golden Gate"),* a Delaware limited liability company, is a registered investment adviser and Broker-Dealer founded in May 2002. It is located at 900 North Point, Suite D-405, San Francisco, California. Its principals have been providing investment management services to high net worth individuals and institutions since 1991. Two of the principals formerly were executives of Aurum and Aurum Capital. Because Aurum, Aurum Capital and Golden Gate are affiliated and collectively participated in the late trading and timing scheme alleged here, they collectively will be referred to as the "Aurum Defendants." Golden Gate was an active participant in the unlawful scheme alleged herein.

(k) *Defendant Security Brokerage, Inc. ("Security Brokerage")* is located at 3960 Howard Hughes Parkway, Suite 700, Las Vegas NV, 89109. Security Brokerage was a broker-dealer registered with NASD from July 1996 through

November 18, 2003. Security Brokerage was an active market timer and facilitated unlawful market-timing activities in the Funds, among others.[8]

(l) *Defendant Edward J. Stern ("Stern")* is a resident of New York County, New York and during the relevant period was the Managing Principal of Canary, CCP Ltd. and CIM. Noah Lerner ("Lerner") was during the relevant period an employee of Canary. Andrew Goodwin ("Goodwin") was during the relevant period up to 2001 an employee of Canary.

(m) *Defendant Trautman Wasserman & Company, Inc. ("Trautman")*, a Delaware corporation, is a registered investment adviser and Broker-Dealer headquartered at 500 Fifth Avenue, Suite 1440, New York, New York. Trautman was an active participant in the unlawful scheme alleged herein.

(n) Defendants Aurum, Aurum Capital, Calugar, Canary, DCIP, Franklin Templeton Alternative Strategies Golden Gate, Security Brokerage, Stern, and Trautman are sometimes referred to as the "**Timer Defendants**."

(o) Defendants Calugar, Security Brokerage, Franklin Templeton Alternative Strategies, and DCIP are sometimes referred to as the "Calugar Defendants."

32. The "**Nominal Defendants**" are the Franklin Templeton Trusts and Corporations, funds and sub-funds (referred to collectively as "the Funds") listed on Exhibit C, which is attached to this Complaint. The Franklin Templeton Trusts and Corporations listed on Exhibit C are registered investment companies under the ICA.

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8 *See* fn.4, *infra*.

# IV. STATEMENT OF FACTS

## A. General Factual Allegations

### (1) Introduction

33. Mutual funds enable small investors to invest long-term capital in the stock and bond markets. Specifically, mutual funds were intended to enable small investors to (a) accumulate diversified stock portfolios for retirement or other long-term investing with smaller amounts of capital than otherwise would be required for such investing, (b) avoid the transaction costs that ordinarily accompany stock and bond trades, and (c) utilize the services of professional investment advisers whose services otherwise would not be available at affordable prices.

34. Investors contribute cash, buying shares in the mutual fund, the number of which is directly proportionate to the amount of the investment. Mutual fund shares are issued pursuant to prospectuses that must comply with the Securities Act of 1933 and the Investment Company Act. The investor's cash is then used by the mutual fund to purchase such securities as are consistent with the stated investment goals and objectives of the mutual fund in the Prospectus.

35. Mutual funds typically hold no assets other than cash and the securities purchased for the benefit of their shareholders and engage in no investment activities of their own.

36. Mutual funds typically have no employees. Although funds may have officers, the portfolio managers and all of the officers are employees of the investment adviser. The adviser "sponsors" the funds and as a practical matter is responsible for the initial creation of the funds and creating new funds in the series.

37. Whether corporation or trust, typically all of the Trustees and Directors are the same individuals and have the same responsibilities, the only difference between trustees being the form of entity they serve. Trustees and Directors have ultimate responsibility for the funds.

38. Each of the funds is created and sponsored by the adviser and is managed under the supervision of fifteen (15) to twenty-five (15) Trustees and Directors. The same Trustees and Directors have supervised all the funds at relevant times hereto, and their meetings for all the Funds occur at or about the same time. Each of the funds has the same adviser, who in turn appoints the same trustees, the same distributor, the same custodian, and the same transfer agent for all the funds, all of whom serve indefinite terms. The agreements between the funds and each of these entities are substantially identical form agreements, with only minor differences only in fee percentages. In many instances, the funds share costs among themselves. In substance, all the funds are operated as a single *de facto* entity. Plaintiffs therefore bring this action as a derivative action on behalf of the entire Franklin Templeton family of funds, as well as on behalf of the particular Funds in which they invested.

39. The trust or corporation contracts with an adviser or manager to handle the day-to-day operations of the fund including making investment decisions, although the Trustees and Directors retain ultimate responsibility for the fund. The adviser or the trust will enter into contracts with other entities, which in almost all instances are affiliates of the adviser, for investment advisory servicing (adviser, sub-adviser), selling or underwriting (distributors), shareholder relations and other back-office services (administrator). Each of these affiliates typically will be paid a percentage of the

adviser's fee, a percentage of the assets under management, or a transaction fee from the Net Asset Value of the fund.

40. Mutual fund advisers charge and collect substantial management, administration, marketing and distribution, and other fees and compensation from the funds as a percentage of assets under management. Mutual fund advisers have a direct economic incentive to increase the amount of assets in the funds, and thus their own fees and compensation.

**(2) <u>NAV Pricing</u>**

41. Mutual fund shares are priced once each day, usually following the close of financial markets in New York at 4:00 p.m. Eastern Time. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities in a particular Funds' portfolio, plus the value of any uninvested cash that the fund manager maintains for the fund and minus any expenses accrued that day. Although mutual fund shares are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:00 p.m. are priced at the next day's NAV. This practice is known as "forward pricing" and has been required by law since 1968.

42. Because NAV is set just once at 4:00 p.m. every day under the forward pricing rule, each day's NAV is inefficient. This is because the NAV has not incorporated the material information affecting the prices at which the underlying securities will trade by 4:00 p.m. Thus, the prices at which mutual funds trade are often "stale." In addition, mutual fund prices do not always reflect the true value of the stocks or bonds, especially thinly-traded securities or securities with high price volatility, but

low trading volume, such as especially mid-cap, small-cap, and sector stocks, or high-yield and municipal bonds.

43. Forward pricing gives rise to a number of manipulative practices, all of which may be characterized as "market timing." These manipulative practices exploit the inefficiency of forward pricing in a number of ways involving short-term "in-and-out" purchases and redemptions of mutual fund shares that are "timed" to precede small movements in the market prices of the securities in which a fund invests before the NAV reacts to the price changes.

### (3) Market Timing Transactions

44. Market timing transactions are frequently referred to as "round trips," because market timing involves a purchase made in anticipation of a near-term price increase that will trigger a quick sale. For example, in the case of international funds that are inefficiently priced because, as a result of domestic and foreign markets operating at different times, the last-trade prices in the foreign markets have not yet incorporated movements in the United States markets, the round trips will occur within a short time frame, often within one or two days. In other cases, such as bond funds – where the price inefficiency lasts longer because the information that causes the security to be re-valued takes longer to be disseminated by the financial markets – the duration of the round trip will be slightly longer.

45. Market timing frequently includes or consists of "late trading," in which market timers are permitted to purchase or sell mutual fund shares after the close of trading but at the same prices as other investors who must trade the shares during the day to get that day's NAV.

46. Market timers employ a variety of trading strategies to profit from small increases in the market prices for stocks and bonds in which the mutual funds invest by purchasing mutual fund shares before increases in the underlying securities affect the Funds' NAV and redeeming fund shares after the NAV has risen.

47. Many market timers purchase mutual funds when trading models analyzing performance trends indicate that prices of the underlying securities (and consequently the Funds' NAV) will rise in the short-term. For example, when a market timer's trading model indicates that the stocks of companies with small market capitalization will rise in the short term, the trader acquires small cap mutual fund shares in order to capture the benefit of the price rise. The market timer who purchases small cap fund shares then redeems those shares once the predicted rise occurs.

48. By purchasing and selling mutual fund shares, rather than the underlying small cap stocks, market timers avoid transaction costs such as commissions on each purchase and sale of stock, which costs are borne by the fund itself.

49. Another market timing scheme is designed to take advantage of the fact that some NAVs are calculated using "stale" prices for the securities in the Funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated.

50. One type of stale price market timing is "time zone arbitrage," which takes advantage of the fact that funds consisting primarily of foreign securities may calculate NAV based on stale prices. A typical example is a U.S. mutual fund that invests in Japanese securities. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is

based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the Funds' NAV will be artificially low. A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling those same shares once the NAV is adjusted to reflect the price increase.

51. Predictable next-day price changes in foreign securities are not exploitable by trading in the securities themselves because those shares tend to re-price as soon as trading resumes the next day. By the time a trader can buy the securities, the market price has risen to reflect the new information. However, market timers can exploit the pricing of mutual fund shares because the funds are not re-priced in response to information that becomes available while the foreign market is closed until the following day, effectively allowing market timers to buy stock at yesterday's prices.

52. Another market timing scheme seeks to take advantage of inefficiency in the pricing of certain municipal, corporate, and mortgage bonds. These bonds are not efficiently priced by the market, and consequently their prices tend to lag the prices at which more efficiently priced bond futures trade. Market timers exploit this phenomenon by purchasing (or selling) shares of a municipal bond fund that invests in such bonds on days when the prices for bond futures rise (or fall), and do so at "stale" prices. Market timers employing this trading scheme sell (or purchase) these mutual fund shares a day or two later once the prices of the bonds have "caught up" to the prices of the bond futures, thus earning huge profits with little or no corresponding risk.

53. Yet another market timing scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the Funds' NAV stale, and thus open it to being timed.

**(4) Late Trading**

54. Because of forward pricing, mutual funds are also susceptible to a manipulative practice known as "late trading." Late trading, either in conjunction with market timing or as a separate manipulative trading scheme, is the unlawful practice of allowing some investors to purchase or redeem mutual fund shares ***after*** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV.

55. Late traders seek to take advantage of events that occur after the close of trading, such as earnings announcements, by purchasing shares of mutual funds on good news or redeeming shares on bad news at prices that do not reflect those events and are therefore under- or over-valued, respectively. "Late trading can be analogized to betting today on yesterday's horse races."[9] The manipulative device virtually eliminates investment risk.

56. The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys or redeems. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock or use cash on hand – stock and cash that belong to the fund and its shareholders and would otherwise remain

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[9] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., ¶ 10 ("NYAG Complaint").

invested – to give the late trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted to prevent precisely this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

57. Late trading can be accomplished in at least two different ways. The first way market timers are able to trade late is by making arrangements with a mutual fund adviser or a third-party intermediary who has made arrangements with a mutual fund adviser to have access to a trading terminal after the close of trading at 4:00 p.m. each day. Defendant BAS provided trading terminals to at least three broker-dealers that engaged in market timing and Canary– in effect, making them branch offices of BAS, but unencumbered by BAS's obligation to adhere to the forward pricing rule – giving them the ability to place orders for mutual fund shares as late as 6:30 p.m. Pacific Time, more than five hours after the financial markets closed in New York each day.

58. Market timers are also able to trade late by making arrangements with intermediaries, such as broker-dealers, trust companies, and other clearing agents, to combine the market timers' trades with other mutual fund purchases or redemptions each day, which are processed as batch orders. These intermediaries net purchases against redemptions, and submit the net orders to a mutual Funds' transfer agent through the Mutual Fund Settlement, Entry and Verification Service ("FundSERV"), an automated system operated by the National Securities Clearing Corporation ("NSCC"), the only registered clearing agency that operates an automated system for processing mutual fund orders.

59. Although orders must be submitted to the intermediary broker-dealers, banks, and retirement plans before 4:00 p.m. eastern time, SEC rules permit those

intermediaries to forward the order information to FundSERV or transfers agents at a later time. Often intermediaries process orders in the early evening. The entire process, ending in processing of orders by the transfer agent, is typically completed in the middle of the night.

60. Late traders have found numerous ways to exploit the forward-pricing regime to their advantage. For example, some intermediaries allowed certain preferred investors to place orders after the 4:00 p.m. cutoff, but before orders were submitted to transfer agents. These intermediaries sometimes blended late trades with legitimate trades in the net order information submitted to FundSERV in order to conceal the late trading. In other cases, late traders placed orders before the 4:00 p.m. cutoff, but were permitted to cancel or retract the orders after 4:00 p.m. Similarly, some intermediaries have permitted late traders to alter orders after 4:00 p.m. Finally, some late traders were given trading platforms, integrated hardware-software systems that allowed them to trade mutual fund shares directly without using an intermediary to submit orders to FundSERV. In some cases fund managers themselves permitted and aided late trading by fund investors.

61. Late traders were not necessarily restricted to trading in any single fund family through these schemes. Often intermediary broker-dealers sell shares of many different fund families through "Supermarkets." It is not unusual for a single Supermarket to offer thousands of mutual funds. By gaining access to the trading platform of a fund Supermarket, a market timer could late trade all of the funds in that Supermarket. Likewise, a market timer could late trade many different mutual funds through agreements with broker-dealers who operate a fund Supermarket.

62. Market timing was not limited to third parties who acted either alone or in complicity with intermediaries to time mutual funds. Fund insiders, like advisers, managers, and portfolio managers, sometimes unfairly availed themselves of the opportunity that market timing provided for quick profits at the expense of the mutual funds.

**(5) <u>Mutual Fund "Short Selling" Strategy</u>**

63. A corollary to market timing used by some investors pursuing market timing strategies involved shorting the underlying securities that make up a fund portfolio. Using this technique timers were able to profit in both rising and falling markets. Generally, fund managers do not disclose the portfolio holding information of the funds they manage. Although this information is disclosed in semi-annual and annual reports, the information is not current when it becomes publicly available. In fact, portfolio managers are generally protective of this information and will not disclose it to individual investors and fund trackers like Morningstar. However, some fund insiders provided detailed information regarding the portfolio holdings of funds to market timers. The market timers could then buy the fund and simultaneously sell short[10] a basket of stocks that mirrored the Funds' holdings, leaving the timer overall market neutral. If the value of the underlying securities increased, the timer would sell the shares of the fund earning a quick profit. When the value of the underlying securities decreased the timer would close out the short position, again earning a quick profit. By working with derivative dealers to create "equity baskets" of short positions that mimicked the effect of

[10] Short selling involves selling a security that the seller borrows on the assumption that the value of the security will drop and the short seller will be able to replace the borrowed security at a lower price than the price the short seller sold it for.

shorting every stock in the mutual fund, a timer can reduce transaction costs associated with this strategy. Often the derivative dealers who assisted timers in creating short baskets were affiliates of banks that were loaning money to timers for timing purposes.

### (6) **Market Timing Is Easy to Detect and Has Been Well-Known Since 1997**

64. Market timing in mutual funds has occurred at least since the late 1980s. During the 1980s and 1990s, a number of papers and reports were published by the media, by scholars, and by market timers themselves that described various market timing schemes and discussed the adverse impact of market timing on mutual funds. The mutual fund industry became aware of potential problems from stale prices as early as 1981 by virtue of the Putnam International Equities Fund No Action Letter, Fed. Sec. L. Rep. ¶ 76,816, 1981 WL 25522 (Feb. 23, 1981), which explicitly discussed the question of whether pricing methods used by United States international funds properly could reflect the "fair value" of underlying assets given that different nations' markets close at different times.

65. Prior to September 3, 2003, market timing and late trading had become common practice. For example, a website called www.hedgefund.net listed hedge funds whose trading strategy was mutual fund market timing.

66. In 2000, the Society of Asset Allocators and Fund Timers, Inc. ("SAAFTI") held a conference in Chicago attended by brokers and capacity consultants who secured and offered negotiated timing capacity in mutual funds and in annuities that held mutual funds. The meeting was attended by the investment advisers of many mutual fund families who were there for the specific purpose of soliciting timing business from the brokers and consultants.

67. Mutual fund managers, including investment advisers and portfolio managers, were during the relevant period aware of market timing (including late trading) and the deleterious impact of market timing (including late trading) on mutual funds and fund performance. Some mutual fund managers adopted measures ostensibly to prevent or deter market timing and late trading, such as redemption penalties.

68. Fund managers were able to detect timing transactions in their funds through well-developed mechanisms, such as tracking the number of buy-sell orders, or "round trips," in a single account or monitoring the size of transactions to determine if a trader was a timer. The fund manager could then exercise discretion to refuse to execute trades on that account, forcing the timer to resort to the subterfuge of multiple accounts or multiple brokers. These subterfuges frequently required the assistance of third party intermediaries to execute trades for the timer in such a fashion that the timing might go undetected.

69. However, mutual fund managers, including investment advisers and portfolio managers, permitted or encouraged market timing and late trading, notwithstanding the deleterious impact of market timing and late trading on mutual funds and fund performance, and despite the measures they adopted ostensibly to prevent or deter market timing and late trading, including redemption penalties, because they profited handsomely from market timing and late trading and the arrangements they made with market timers and late traders.

70. Market timing is easy to detect through shareholder turnover data. A ratio of the number of shares redeemed to the number of shares outstanding is a useful means of detecting and identifying market timing in mutual funds. Because timers make

frequent "round trips," when a timer is active in the fund, the number of shares redeemed greatly exceeds the number of shares that ordinarily would be redeemed in the absence of market timing.

71. A fund that has not been timed will have a low ratio of redemptions-to-shares outstanding, whereas a fund that has been timed will have a much higher ratio of redemptions-to-shares outstanding. Timed funds have redemption ratios as many as five, ten, or even 100 or more times higher than the redemption ratios for funds that are not timed.

72. Mutual fund managers, including advisers and portfolio managers, routinely monitored mutual fund redemption rates using a variety of mechanisms of detection that were well-developed; and thus were aware of, or recklessly disregarded indications of, market timing in the form of higher than normal redemption rates.

73. By 1997, market timing in mutual funds was well-known and well-documented. During October, 1997, Asian markets were experiencing severe volatility. On Tuesday October 28, 1997, the Hong Kong market index declined approximately fourteen percent, following the previous day's decline on the New York stock market. Later on Tuesday the 28th, the New York markets rallied. Knowing that the Hong Kong market would rebound the next day, U.S. mutual funds invested in Hong Kong securities were faced with the dilemma whether to calculate NAV based on Tuesday's depressed closing prices in Hong Kong, or whether to calculate their NAV based on another method. Several mutual fund companies determined that the closing prices in Hong Kong did not represent "fair value" and used an alternate method to calculate NAV.

Some investors (presumably market timers) who had expected to profit from the large price swings went so far as to complain to the SEC when Fidelity used fair value pricing.

74. On November 5, 1997 the Wall Street Journal published an article by Vanessa O'Connell describing some of the responses by mutual funds to the October market turmoil. *See Mutual Funds Fight the 'Market Timers,'* Wall St. J., 11/5/97, C1. For example, the article described a "stock-market correction trading activity" policy announced by the Dreyfus mutual funds immediately following the drop and subsequent rebound of stock prices on October 28, 1997, which permitted Dreyfus to take an additional day to complete exchanges placed by telephone during a "severe market correction" in order to prevent harm to those funds from market timing.

75. The SEC's investigation of fund companies' responses to the October, 1997, turmoil revealed that funds that used fair value pricing experienced less dilution than those that used market quotations. Further, the number of investors who attempted to take advantage of the arbitrage opportunity was "fairly large." *See* Barry P. Barbash, *Remembering the Past: Mutual Funds and the Lesson of the Wonder Years,* 1997 ICI Securities Law Procedures Conference (Dec. 4, 1997).

76. By 2001, academic research estimated that between February 1998 and March 2000 market timing caused dilution damages exceeding $420 million in a sample of only approximately 20 percent of the international funds then available to U.S. investors. *See* Jason T. Greene & Charles W. Hodges, *The Dilution Impact of Daily Fund Flows on Open-End Mutual Funds*, Journal of Financial Economics 131 (July 2002).

77. One recent study estimated that U.S. mutual funds lose over $4 billion per year to timers. *See* Eric Zitzewitz, *Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds*, Journal of Law, Economics & Organization 19:2 (Fall 2003), 245-280.

78. By 2002 specialty firms began marketing fair value pricing programs to assist mutual fund companies in reducing arbitrage opportunity in international funds. These firms provide programs to mutual funds that eliminate arbitrage opportunity by bringing stale prices in international securities up to date as of the time when NAV is calculated. One firm, ITG, now offers a Fair Value Model providing "fair value adjustment factors for over 34,000 stocks in 43 markets outside the U.S." *See* http://www.itginc.com/research/fvm.html.

**(7) Market Timing Arrangements**

79. Most market timing (including substantially all late trading) in mutual funds took place through negotiated written or oral agreements giving market timers authority to trade certain amounts within a given mutual fund family or a number of fund families. The authority to time mutual funds is known as "capacity." Market timing became so widespread that many mutual fund advisers operated "timing desks" to service market timers.

80. Timers, the intermediaries, and the Funds' managers and advisers entered into ***specific negotiated agreements*** to permit timing of certain funds in a fund family, often with prominent financial institutions lending money to timers to effect the trading and monitoring the trades. Through the misuse of sophisticated computer equipment used for clearing mutual fund trades, market timing soon morphed into late trading, a practice which ***guarantees*** profits.

81. Mutual fund advisers, distributors, and their affiliates, whose fees are a percentage of fund assets, profited from capacity arrangements that encouraged market timing, as well as from timing "under the radar," by charging and collecting fees on the money deposited by market timers in the mutual funds.

82. Market timers frequently offered mutual advisers, distributors, and their affiliates static, non-trading assets, called "sticky assets," in exchange for the right to time. In other cases, timers simply moved their money between timed mutual funds and money market funds in the same fund family, thereby earning additional fees for the mutual advisers, distributors, and their affiliates.

83. As Stephen M. Cutler, the Director of the SEC's Division of Enforcement, testified on November 3, 2003 before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Government Affairs:[11]

> **About half of the fund groups appear to have some kind of agreement or arrangement with frequent traders:** 50% of responding fund groups appear to have one or more arrangements with certain shareholders that allow these shareholders to engage in market timing - *i.e.*, these shareholders have been given "market timing capacity." The market timing of persons with these arrangements appears to be inconsistent with the groups' policies, and in some cases, the fund groups' prospectus disclosures and/or fiduciary obligations. We are aggressively following up on these arrangements.
>
> **Quid pro quo arrangements:** Although the information provided in this area is limited, it appears that many of the person proposing a special

---

11 *Testimony Concerning Recent Commission Activity To Combat Misconduct Relating to Mutual Funds: Hearing Before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Governmental Affairs*, 108th Cong. (Nov. 3, 2003) (testimony of Stephen M. Cutler, Director, Division of Enforcement, U.S. Securities & Exchange Commission). Mr. Cutler offered the same testimony on Nov. 4, 2003, before the *House Subcommittee on Capital Markets, Insurance and Government Sponsored Enterprises, Committee on Financial Services.*

arrangements to get market timing space offered to invest so-called "sticky" or long-term assets in one or more funds in the complex. In most of the situations where sticky assts were discussed, the funds in which these assets were to be invested were not the same funds to be market timed by the person involved in the arrangement.

84. Market timers obtained capacity either directly through mutual fund advisers, distributors, and their affiliates, or indirectly through broker-dealers or other timers. Many fund families had "Anchor Brokers" or "Anchor Timers," who were designated broker-dealers or timers who had timing capacity agreements with a Funds' adviser or its affiliates, and who doled out market timing "capacity" to timers.

85. Negotiated market timing arrangements often involved other financial institutions as participants in the timing schemes, and those financial institutions (such as banks and brokerage firms) had other business relationships with the mutual funds that encouraged the funds to accommodate the other financial institutions as well as the market timers.

86. Banks who financed market timing negotiated loans and swaps that provided market timers with leverage at exorbitant rates to time and late trade mutual fund shares as well as short equity baskets. The banks entered these financing arrangements knowing that the loans would be used for market timing, late trading, and short baskets. The financing consisted of loans for market timing and late trading, and swaps for shorting. The collateral for the loans were mutual fund shares, so the banks followed trading closely to ensure that their loans were fully secured. Under swap arrangements, the swaps are in the bank's name as account holder, in which event the market timer manages the money, pays interest to the bank, and keeps the profit.

87. Broker-dealers and other intermediaries who offered timing capacity received remuneration from both the mutual funds themselves and the market timers to whom they allocated capacity.

88. Distributors and other service agents who permitted timing also benefited by receiving increased fees based on the money deposited into the mutual funds for market timing purposes. Distributors often receive fees based on assets under management and may earn commissions on sales of fund shares. Such fees, known as "12b-1 Fees," are paid pursuant to a plan adopted by mutual funds under Rule 12b-1 promulgated by the SEC under the ICA for marketing and distributing mutual fund shares. Rule 12b-1 permits a mutual fund to pay distribution-related costs out of fund assets, provided that the fund adopts "a written plan describing all material aspects of the proposed financing of distribution," which must include an express finding that the fees paid will result in a net economic benefit to the funds. 17 C.F.R. ¶ 240.12b-1.

89. Intermediaries who facilitated market timing also received "wrap fees" from market timers. Wrap fees are customarily charged to investors as a single fee for a variety of investment services, such as commission trading costs and fees of an outside money manager. Wrap fees are charged as a flat percentage of assets rather than on a transaction-by-transaction basis. The name refers to the fact that these charges usually "wrap" a variety of investment services into a single fee – usually from 1 to 3 percent of assets. Broker-dealers who offered timing capacity to market timers often charged a percentage of assets that they termed a "wrap fee," even though the brokers did not generally give investment advice.

90. Typically, 12b-1 Fees are deducted from fund assets and paid to the Funds' primary distributor, usually an affiliate of the adviser. Distributors usually pay a portion of those 12b-1 Fees to the broker-dealers who sell fund shares. The broker-dealers continue to receive 12b-1 fees for as long as their client's money is invested in the funds. However, broker-dealers who offered timing capacity often received 12b-1 Fees directly from the funds themselves, which were paid in addition to the 12b-1 fees paid to the mutual fund distributors.

91. Negotiated capacity arrangements by market timers also facilitated late trading through a variety of manipulative schemes. For example, market timers frequently traded through third parties, *i.e.*, broker-dealers or other intermediaries who processed large numbers of mutual fund trades every day through omnibus accounts where net trades are submitted to mutual fund companies *en masse*. By trading this way, market timers evaded detection of their activity amid the other trades in the omnibus accounts. This is one example of market timing "under the radar."

92. Timing under the radar is intended to avoid the "market timing police," a colloquial term used by market participants to describe persons employed by mutual funds ostensibly to detect and prevent market timing. Market timing police often ignored or did not prohibit negotiated market timing, or were instructed by their superiors that certain favored investors were exempt from the restrictions.

93. Brokers who assisted in timing under the radar employed a number of tactics to avoid detection and to continue their illicit activities if a fund took steps to prevent their timing activity. These tactics included: (a) using multiple account numbers, registered representative numbers, and branch numbers to conduct market timing trades;

(b) creating and using two or more affiliated broker dealers; (c) using different clearing firms to clear trades; and (d) switching between mutual fund families. Some market timers employed these tactics directly, without relying on an intermediary broker.

**Banc of America Securities LLC**

94. Some time prior to late 1999, in order to facilitate late trading and timing of mutual funds by brokers and timers through BAS, BAS, in conjunction with ADP, which operates its "back office," created a special electronic trading system called "RJE" ("Remote Job Entry"), and colloquially referred to as "the box," which it provided to certain market timers and broker-dealers who acted as intermediaries for a large number of market timers.

95. RJE is an electronic mutual fund entry order system that could be installed in different locations and was directly hooked up to ADP through a modem. In effect, those who had the box became branches of BAS.

96. Those market timers and broker-dealers who received the box could enter mutual fund orders at 5:30 p.m., 7:00 p.m., or 7:30 p.m. Eastern Time directly into ADP's clearing system, and therefore had the capability to buy and sell mutual fund shares at the 4:00 p.m. closing price up to 3-1/2 hours later. BAS's standard system, called "MFRS," allowed trades to be entered as late as 5:30 p.m., but only if trade tickets were time stamped prior to 4:00 p.m.

97. The box allowed broker-dealers and others to circumvent BAS's standard system and the 4:00 p.m. deadline for buying and selling mutual fund shares at that day's prices, in violation of the forward pricing rule. 17 C.F.R. § 270.22c-1(a).

98. In addition, broker-dealers and others who had the box could "batch" mutual fund trades instead of executing them one at a time, which is the standard method

of entering mutual fund orders through BAS. The "batching" capability allowed brokers and timers who had the box to enter mutual fund trades *en masse* after the 4:00 p.m. deadline at that day's prices.

99. Initially, the box was developed for use by the Broker-Dealer Services ("BDS") group of BAS and defendant Aurum, a broker-dealer who was known to be extensively involved in late trading and timing mutual funds. At the time the box was developed, BDS was not very profitable, and it hoped to increase its margins by charging a per trade fee to brokers that had access to the box.

100. BAS installed the box in the offices of three broker-dealers who routinely late-traded and timed mutual funds on behalf of their clients and themselves. BAS gave the box to defendant Aurum in around late 1999 or early 2000, and to defendant Trautman in or about early 2001. Each of these broker-dealers was charged $10 for each trade that was entered through the box.

101. BAS entered into clearing agreements with these brokers that, among other things, obligated them to comply with the securities laws. By virtue of these agreements, BAS sought to shift liability for its knowing violation of the forward pricing rule onto the broker-dealers.

102. BAS also installed the box in Canary's offices in or around the summer 2001, but did not charge any fee to Canary for orders placed through the box. Rather, the Private Client Services ("PCS") group of BAS provided the box free of charge to Canary, which was not a broker-dealer, as part of a special arrangement negotiated between Stern and Theodore Siphol III ("Siphol") of PCS, under which Canary was charged a wrap fee of 100 basis points (one percent) for late trading and timing funds offered by BOA and 50

basis points (0.5 percent) for late trading and timing funds offered by other mutual fund families.

103. On September 16, 2003, the SEC instituted an administrative proceeding against Siphol charging him with violations of the Securities Act of 1933, the Securities Exchange Act of 1934, the ICA, and the IAA for his role in enabling Canary to engage in late trading shares of mutual funds offered by BOA and other mutual fund companies. The SEC charged Siphol[12] for his facilitation of Canary's late trading "manually" and through the box. As set forth in the SEC's order:

> *"Manual" Late Trading at BAS*
>
> 15. In or around May 2001, Canary began to late trade the Nations Funds. At first, Canary conducted its late trading "manually." In the manual stage, Canary was able to engage in late trading primarily because Sihpol and his team falsified BAS' books and records. Prior to 4:00 p.m. ET, a Canary trader would send Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or facsimile. Upon receipt, Sihpol, or a member of his team acting upon his instructions, would fill out an order ticket, time stamp it, and set it to one side until that evening. Thus, Sihpol created false order tickets that made it appear as if the orders had been received prior to 4:00 p.m. ET.
>
> 16. Sometime after 4:00 p.m. ET, a Canary trader would telephone Sihpol or a member of his team, and would either confirm or cancel the "proposed" trades. If confirmed, Sihpol's team would fax the order (with its pre-4:00 p.m. time stamp and no post-4:00 p.m. time stamp) to the clearing department for processing. As a result, Canary would receive that day's NAV. If Canary cancelled the "order," Sihpol or a member of his team would discard the ticket.
>
> *Late Trading Through BAS' Electronic System*
>
> 17. In the summer of 2001, BAS technicians installed the direct access system in Canary's offices. Through this system, Canary was able to enter its trades directly into BAS' clearing function until 6:30 p.m. ET.

---

[12] Siphol was also indicted on 40 counts in connection with late trading at BOA, including a scheme to defraud in the first degree, grand larceny in the first degree, violation of the Martin Act, and falsifying business records in the first degree.

> 18. After a Canary trader entered the trades directly into the system, the trader would print out a document confirming the trades and the time (after 4 p.m.) that the trades had been entered. The trader then faxed the document to Sihpol or a member of his team. The following day, Sihpol or a member of his team would use this document to reconcile Canary's trades. Once the trades were reconciled, Sihpol or a member of his team discarded the document.
>
> 19. From the summer of 2001 until the summer of 2003, Canary used the electronic system to late trade. Canary also late traded "manually" whenever there were technical problems with the electronic system. BAS technicians also installed a second direct access system in the residence of a Canary trader.
>
> 20. The electronic system enabled Canary to late trade with Nations Funds and in the many other mutual fund families with which BAS had clearing agreements. By using the electronic system, Canary was able to send orders directly to BAS' clearing function, circumventing the normal trading process in which each brokerage order must be properly documented, including the time the order was received.
>
> 21. Canary paid BAS a so-called "wrap fee" of one percent of the Canary assets in Nations Funds and one-half of one percent of the assets in other funds traded through the electronic link. Sihpol received a portion of this wrap fee. In addition, Canary agreed to leave millions of dollars invested in BAC proprietary mutual funds on a long-term basis. Canary also paid interest and other charges to BAS and its affiliates. Canary also paid fees for the installation and maintenance of the electronic system.

104. By March 2004, BOA admitted that, by allowing Canary and others to time and late trade mutual funds through its clearing platform, it caused harm not only to the Nations Funds, but to other mutual fund families as well:

> The Corporation has announced it will establish a restitution fund for shareholders of the Nations Funds who were harmed by Canary's late trading and market timing practices. In addition, the Corporation announced that it will provide restitution for shareholders of ***third party mutual funds who were harmed by any late trading activities by Canary that are found to have occurred through the Corporation*** in the event restitution is not otherwise available from Canary, its affiliates, its investors or from any other third parties.

BOA Form 10-K for Fiscal year 2003, filed March 1, 2004 (emphasis added).

105. On March 15, 2004, the SEC and the New York Attorney General ("NYAG") announced a $675 million joint settlement in principle with BOA and Fleet in connection with their involvement in late trading and market timing. BOA's monetary settlement was $375 million, comprised of restitution of $250 million and penalties of $125 million (and a fee reduction of $80 million over 5 years).

106. The SEC Press Release announcing the settlement in principle states that the $375 million "will be distributed to the mutual funds and their shareholders that were harmed as a result of market timing in Nations Funds and ***other mutual funds through Bank of America***." (Emphasis added). In the same release quoted Mark Schonfeld of the SEC as saying:

> This settlement is a new benchmark in mutual fund market timing and late trading. Bank of America not only permitted timing in its own funds, ***it provided the instruments for timing and late trading of numerous other funds through its broker-dealer. This settlement will ensure compensation for all victims of the harm that resulted and prevent this misconduct from happening again***.

107. BOA's Press Release announcing the settlement states that, "subject to further discussions with the Nations Board of Trustees," approximately $25 million "would go to Nations Funds shareholders" and the remainder to shareholders of other funds that were harmed by BAS' clearing of timing trades. Thus, ***BOA itself attributed $350 million of its $375 million monetary settlement to harm caused to other mutual fund families as a result of BAS' facilitation of late trading and market in other mutual fund families***.

108. In further recognition of BAS's misconduct in facilitating late trading through the box or otherwise, the BOA's settlement with the SEC and NYAG provides that BOA will exit the securities clearing business by the end of 2004.

109. Between late 1999 through 2003, BAS, either manually or by providing the box, allowed Aurum to late trade approximately $5.6 billion in third-party mutual funds, Trautman to late trade approximately $8.6 billion in third-party mutual funds, and Canary to late trade $21.2 billion in third party mutual funds.

**Broker Dealer Timers - Aurum and Trautman**

110. The Aurum Defendants were broker-dealers or market timers who entered into express agreements with BAS enabling them to time and late trade mutual funds through the BAS box. These defendants timed and late traded mutual funds both for their clients, who bought and sold hundreds of millions dollars worth of mutual funds, and for their own accounts.

(a) The Aurum Defendants, which had the box since about late 1999 or early 2000, late traded and timed the Franklin Funds, as follows:

| Fund | Number of Shares Purchased and Sold | Dollar Value of Purchases | Dollar Value of Sales |
|---|---|---|---|
| California Growth | 1101425 | 47144712 | 47505885 |
| Small Cap Growth II | 1650595 | 16287939 | 16400492 |
| Growth | 23 | 855 | 819 |
| Small/Mid Cap Growth | 35 | 1550 | 1505 |
| Capital Growth | 194199 | 3149405 | 3130898 |
| **TOTAL** | 2946277 | 66584461 | 67039597 |

Mutual Series

| Fund | Number of Shares Purchased and Sold | Dollar Value of Purchases | Dollar Value of Sales |
|---|---|---|---|
| Qualified A | 162,861 | 2,993,800 | 3,013,503 |
| Beacon A | 201,634 | 2,979,608 | 2,986,308 |
| Discovery A | 7 | 150 | 142 |
| Financial Services A | 136,658 | 2,504,178 | 2,501,309 |
| Shares A | 44,505 | 987,142 | 975,771 |
| | | | |

| | | | |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| **TOTAL** | 545,666 | 9,464,878 | 9,477,034 |

(b) The Aurum Defendants late traded and timed the Franklin Funds on their own account, as follows:

| **Fund** | **Number of Shares Purchased and Sold** | **Dollar Value of Purchases** | **Dollar Value of Sales** |
|---|---|---|---|
| Capital Growth A | 57 | 883 | 903 |
| Growth A | 12 | 450 | 437 |
| California Growth A | 19 | 907 | 870 |
| Small/Mid Cap Growth | 35 | 1,550 | 1,505 |
| **TOTAL** | 123 | 3,790 | 3,715 |

111. The Trautman Defendants were broker-dealers or market timers who entered into express agreements with BAS enabling them to time and late trade mutual funds through the BAS box. These defendants timed and late traded mutual funds both for their clients, who bought and sold hundreds of millions dollars worth of mutual funds, and for their own accounts.

(a) Trautman, which had the box since about early 2001, late traded and timed the Franklin Funds, including on behalf of Canary, as follows:

| **Fund** | **Number of Shares Purchased and Sold** | **Dollar Value of Purchases** | **Dollar Value of Sales** | **Holding Period Realized Gain/Loss** |
|---|---|---|---|---|
| World A | 2,043,303 | 31,314,494 | 31,353,421 | 38,927 |
| Global Opportunity A | 601,033 | 8,247,295 | 8,266,392 | 19,097 |
| US Government Securities A | 631,063 | 4,293,000 | 4,299,834 | 6,834 |
| California Growth A | 130,435 | 3,903,011 | 3,884,142 | (18,869) |
| **TOTAL** | 3,405,834 | 47,757,800 | 47,803,790 | 45,989 |

(b) Trautman late traded and timed the Franklin Funds on its own account, as follows:

| Fund | Number of Shares Purchased and Sold | Dollar Value of Purchases | Dollar Value of Sales | Holding Period Realized Gain/Loss |
|---|---|---|---|---|
| US Government Securities A | 22189 | 150000 | 151476 | 1476 |
| Global Small Company A | 216743 | 1350663 | 1352032 | 1369 |
| **TOTAL** | 238932 | 1500663 | 1503508 | 2845 |

(c) The late trading and timing orders that were processed through the box consisted of both "under the radar" late trading and timing, and late trading and timing arrangements between the Aurum Defendants and Trautman, or their intermediaries, on the one hand, and mutual fund advisers, on the other hand. These defendants, or their intermediaries, received wrap fees for providing under the radar or negotiated late trading/timing capacity in mutual funds.

(d) Even where late trading and timing was "under the radar," mutual fund advisers knew that funds were being timed by the sheer volume of asset turnover in the funds. One advantage to the brokers and timers that late traded and/or timed "under the radar" – as the Aurum Defendants and Trautman sometimes did – was that they avoided paying wrap fees to the mutual fund families. Where there was a negotiated timing arrangement with a mutual fund family, the defendants often shared their wrap fees with the mutual fund family advisers.

**Canary**

112. In or about summer 2001, as part of a package deal with BAS that included late trading and timing capacity in the Nations funds, financing for late trading

and timing trades in Nations funds and other mutual funds, and unlimited capacity to late trade and time hundreds of other mutual funds, defendant BAS installed the "box," free of charge, at Canary's offices in Secaucus, New Jersey. The deal is memorialized in a letter dated May 1, 2001 by Stern to Siphol of BAS, in which, among other things, Stern writes:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than Matt [Augliero, a mutual fund clearing specialist at BAS] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP [i.e., the box], we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would
>
> like to get going with ADP and begin trading electronically as soon as possible.

¶¶113-250 are intentionally left blank.

**8. Impact of Market Timing**

251. Market timing and late trading are inconsistent with and inimical to the primary purpose of mutual funds as long-term investments. Mutual funds are marketed towards buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain market timers have been allowed to make frequent in-and-out trades to exploit the inefficiency of forward pricing and the cost structure of the mutual funds.

252. Market timing and late trading harm mutual funds, directly and indirectly, in a variety of ways. The types of adverse impact caused to mutual funds from market timing generally can be grouped into three categories: (a) Dead Weight, (b) Dilution, and (c) Concentration.

253. Dead Weight losses result from frequent transactions in mutual fund shares by market timers. Dead Weight harms not just the Funds targeted and traded by market timers, but also affects other funds in the same fund family that are not market timed.

254. Dead Weight includes, but is not limited to, the following:

(a) increased service agent fees, such as transfer agent, compliance administrator, custodian, portfolio accounting, shareholder servicing agent, adviser, auditor, and fund accounting fees, and other agency fees, all of which increase based on the frequency of transactions and thus increase with market timing;

(b) statement costs (including costs of printing and postage for statements of account activity) for account statements relating to market timers' trades;

(c) higher capital gains tax liability resulting from the sale of underlying securities to raise cash for redemption, including redemptions caused by investors who flee the fund after learning of the late trading and timing scandal;

(d) lost investment opportunity on cash that portfolio managers must hold in reserve to redeem market timers' shares that cannot be invested in furtherance of the funds' investment strategies and objectives;

(e) inefficient trading in the Funds' underlying portfolio securities when investment advisers must buy or sell securities at inopportune times (*e.g.*, buying shares of stock in a rising market or selling them in a declining market) to cover market timers' trades (as well as to cover the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal);

(f) transaction costs for transactions in the Funds' underlying portfolio securities that result from market timing (as well as from the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal), which include bid-ask spreads and brokerage fees;

(g) interest on borrowing to maintain the mutual funds' position in the underlying portfolio securities; and

(h) increased expenses for fixed costs (including trustee or director expenses) resulting from shareholder redemptions from mutual fund families implicated in the scandal.

255. Market timing lowers the expected returns of mutual funds by restricting the amounts the fund portfolio managers are able to invest in furtherance of their investment strategies. Because the money deposited into mutual funds by market timers is not expected to remain in the funds for long periods of time but is deposited and redeemed frequently, portfolio managers must keep greater uninvested cash balances in the funds than would be required to meet ordinary redemption demand in the absence of market timing. With less cash available to invest, the net return on all fund assets (including the transient cash deposited by market timers) is lower than it would be otherwise if the managers were able to fully invest the money deposited by market timers.

256. Dead Weight harms not only the funds that are timed, but can also harm non-timed funds. Non-timed funds are harmed by market timing when timing increases costs that are shared by timed and non-timed funds within the same fund family. Certain

costs, for example custodian fees, are shared by all funds in a mutual fund family. Market timing in one fund can cause an increase in these costs, which is then spread across all funds in the fund family. This is true regardless of whether those fees are calculated on a transactional basis or as a percentage of assets in the funds. If fees are calculated on a transactional basis, the costs are increased directly. If fees are calculated as a percentage of assets, the relevant service agent must charge a higher percentage of assets when the agreement is renegotiated in a subsequent year in order to compensate for predicted future transactions. Any service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and are shared among multiple funds cause damage to timed-funds and non-timed funds alike.

257. Non-timed funds were also harmed by increased expense ratios resulting from market timing when large numbers of innocent investors redeemed their shares in the wake of the scandal. Fixed costs, such as director's fees, are shared among funds and are accrued daily. When large numbers of investors redeemed their shares after discovering that the funds were implicated in the market timing scandal, the assets of the funds shrank and the fixed costs became a greater burden.

258. Dead Weight is exacerbated when timing occurs in international and small capitalization funds because the underlying securities tend to be the most expensive to trade due to high bid-ask spreads.

259. In addition to exposing mutual funds to Dead Weight, market timers who purchase mutual fund shares on the expectation of a short-term price rise and redeem those shares at a profit also dilute the Funds' assets. When a timer purchases based on an anticipated rise in the prices of the underlying securities, the portfolio manager cannot

invest the timer's cash before the price of those securities rises. The timer therefore pays less than the true value of the fund share. When the underlying securities increase in price (as anticipated), the Funds' NAV increases and the timer participates in this "unearned appreciation." The timer's unearned appreciation results in dilution of the Funds' NAV dollar for dollar.

260. Dilution occurs when a market timer buys a mutual fund that has a stale price incorporated into its NAV, such as a fund invested in Japanese securities that calculates NAV based on information that is fourteen hours old. Dilution is compounded because the market timer repeatedly purchases mutual fund shares at a NAV that does not accurately reflect the value of the underlying securities.

261. Late trading in particular dilutes the assets of a mutual fund. When a market timer places an order to purchase mutual fund shares after the 4:00 p.m. close of the financial markets, the price at which the order should be executed is the following day's higher NAV. However, late traders are able to purchase the fund shares at the current day's lower NAV, thus reducing the purchase price for the shares and depriving the funds of the NAV appreciation between the two days. Late traders recapture this saving in the form of increased profits when they subsequently redeem their mutual fund shares.

262. Dilution occurs because the fund manager cannot invest the timer's cash at the stale price on which the NAV was calculated. In order to do so, in the example of Japanese securities, the fund manager would have to invest the timer's cash fourteen hours prior to knowing what trade is needed. The timer's cash is either invested in the underlying securities at the next day's non-stale price, or else held in cash, but in both

cases the timer receives a proportionate share of the increase in NAV that results from the rising value of the underlying securities even though the timer's money was not invested when the value of the underlying securities increased. Since the timer's money is either invested at a non-stale price or held in cash, it causes a dilution of NAV across all of the Funds' shares.

263. Concentration occurs when a market timer sells shares of the fund just prior to a negative price movement in the underlying securities. The exploitation of the down turn in the market is the reversal of the exploitation of the up turn in the market in dilution. The fund manager cannot liquidate the underlying securities prior to the next-day drop in prices, and instead must sell those securities at the reduced prices. Therefore, the market timer is able to redeem shares based on a stale, inflated NAV, which concentrates the negative returns to the existing fund shares the next day.

**B. <u>The Franklin Templeton Funds</u>**

**(1) <u>Standing</u>**

264. Each of the Franklin Templeton funds was created and sponsored by one of the Adviser Defendants. Each Fund is managed under the supervision of a Board of Trustees, or Directors consisting of primarily of the same individuals. The Trustees and Directors of many of the Funds are not only the same, they have been the same throughout the period covered by this Complaint. Some have served as long as 29 years. The Trustee or Director meetings for the Funds occur en masse. The Funds all have, if not the same Adviser, a Sub-Adviser that reports to the Adviser and all the Funds have the same Underwriter/Distributor, the same Custodian, and the same Transfer Agent. The agreements between the Franklin Funds and each of these Advisers, Distributor or

Custodian are almost identical in form and substance, with differences only in the fee percentages; and in many instances (as set out below) the Funds share costs among themselves. On the Franklin Templeton website, the Funds are advertised, sold, and treated as one undifferentiated mass. All of the Franklin Templeton Funds are, *de facto*, operated as a single entity. Plaintiffs therefore bring this action as a derivative action on behalf of the entire Franklin Fund complex, as well as on behalf of the individual funds in which they invested. See "Plaintiffs" section above for a list of Plaintiffs and the particular funds in which they invested. *See* "Fund Structure" above for the overlapping nature of the Funds.

**(2) Timing Policies in the Franklin Templeton Funds**

265. Throughout the duration of the market-timing scheme alleged in this Complaint, the Funds publicly maintained policies with regard to market timers contrary to their actual practices. Typical of such policies is the following language from the September 2000 prospectus for Nominal Defendant Franklin Biotechnology Discovery Fund (sub-fund of the Franklin Strategic Series):

> MARKET TIMERS The Natural Resources Fund and Technology Fund may restrict or refuse purchases or exchanges by Market Timers. ***The Biotechnology Discovery Fund, Communications Fund and Health Care Fund do not allow investments by Market Timers.***
>
> You may be considered a Market Timer if you have (i) requested an exchange out of any of the Franklin Templeton funds within two weeks of an earlier exchange request out of any fund, or (ii) exchanged shares out of any of the Franklin Templeton funds more than twice within a rolling 90 day period, or (iii) otherwise seem to follow a market-timing pattern that may adversely affect the fund. Accounts under common ownership or control with an account that is covered by (i), (ii), or (iii) are also subject to these limits.

Each prospectus is available at the SEC EDGAR website, at:
http://www.sec.goc/edgar/searchedgar/companysearch.html.

Identical language was contained in prospectuses for other Funds, including the February 2002 prospectus for Franklin Templeton International Trust, the February 2001 prospectus for Franklin Value Investors Trust, and the July 2002 prospectus for the Franklin California Tax Free Income Fund. Each prospectus is available at the SEC EDGAR website, at: http://www.sec.goc/edgar/searchedgar/companysearch.html.

266. In addition, the Funds acknowledged the harm caused to the Funds by market-timing activity. Typical of language acknowledging such harm is the following statement from the September 2000 prospectus for Nominal Defendant Franklin Biotechnology Discovery Fund (sub-fund of the Franklin Strategic Series):

> Because excessive trading can hurt Fund performance, operations and shareholders, each Fund, effective November 1, 2000, reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges, reject any exchange, or restrict or refuse purchases if (i) the Fund or its manager believes the Fund would be harmed or unable to invest effectively, or (ii) the Fund receives or anticipates simultaneous orders that may significantly affect the Fund.

Identical language was contained in prospectuses for other Funds, including, the February 2001 prospectus for Franklin Value Investors Trust, the July 2001 prospectus for Franklin California Tax Free Income Fund, and the January 2001 prospectus for Franklin Custodian Funds. Each prospectus is available at the SEC EDGAR website, at: http://www.sec.goc/edgar/searchedgar/companysearch.html.

267. In addition, the Funds' prospectuses discussed the Franklin Templeton Defendants' policies toward market timers. Typical of such policies is the following language from the September 2000 prospectus for Nominal Defendant Franklin Biotechnology Discovery Fund (sub-fund of the Franklin Strategic Series):

> ***Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by a Fund, its manager or shareholder***

> ***services agent, will be issued a written notice of their status and the Funds' policies.*** Identified Market Timers will be required to register with the market-timing desk of Franklin Templeton Investor Services, Inc., and to place all purchase and exchange trade requests through the desk.

Identical language was contained in the prospectuses for other Funds, including the October 2001 prospectus for Franklin California Tax Free Trust, the January 2001 prospectus for Franklin Custodian Funds, and the October 2001 prospectus for Franklin Global Trust. Each prospectus is available at the SEC EDGAR website, at: http://www.sec.goc/edgar/searchedgar/companysearch.html.

268. In 2001, the Funds' prospectuses included short-term redemption fees for the express purpose of discouraging market timers and compensating the funds for the harms they sustain through such conduct. Typical of such policies is the following language from the September 2001 prospectus for Nominal Defendant Franklin Biotechnology Discovery Fund, a sub-fund of the Franklin Strategic Series:

> Anyone, including the shareholder or the shareholder's agent, who is considered to be a Market Timer by a Fund, its manager or shareholder services agent, will be issued a written notice of their status and the Funds' policies. Identified Market Timers will be required to register with the market-timing desk of Franklin Templeton Investor Services, LLC, and to place all purchase and exchange trade requests through the desk. ***Identified Market Timers who redeem or exchange their shares of the Biotechnology Discovery Fund within 90 days of purchase will be assessed a fee of 2% of redemption proceeds.*** This redemption fee does not apply to 401(k) participant accounts, accounts not held individually through Franklin Templeton Investors Services, LLC, and funds under the automatic dividend reinvestment program and the systematic withdrawal program.

Identical language was contained in the prospectuses for other Funds, including the October 2001 prospectus for Franklin California Tax Free Trust, the January 2001 prospectus for Franklin Custodian Funds, and the October 2001 prospectus for Franklin

Global Trust. Each prospectus is available at the SEC EDGAR website, at: http://www.sec.goc/edgar/searchedgar/companysearch.html.

**(3) Franklin Templeton Market Timing**

269. In the face of these clearly articulated policies, the Franklin Templeton Defendants agreed to and in fact negotiated to give market timers, including but not limited to Calugar, market-timing capacity to trade fund shares, including the Franklin Small-Mid Cap Growth Fund (prior to September 2001, the Franklin Small-Mid Cap Growth Fund was known as the Franklin Small Cap Growth Fund) in exchange for leaving millions of dollars in the Franklin Templeton Hedge Fund on a long-term basis. This "sticky asset"/quid pro quo arrangement was in direct violation of the Franklin Funds' policies during the relevant period.

270. Of the 152 nominal defendant funds, according to information available as of September 29, 2004, the following twelve (12) were market timed: Franklin Capital Growth Fund, Franklin Small Cap Growth II Fund (sub-fund of the Franklin Strategic Series), Franklin Small-Mid Cap Growth Fund (sub-fund of the Franklin Strategic Series), Franklin Growth Fund (sub-fund of Franklin Custodian Funds), Franklin U.S. Government Securities Fund (sub-fund of Franklin Custodian Funds), Franklin Mutual Beacon Fund (sub-fund of Franklin Mutual Series Fund, Inc.), Franklin Mutual Discovery Fund (sub-fund of Franklin Mutual Series Fund, Inc.), Franklin Mutual Financial Services Fund (sub-fund of Franklin Mutual Series Fund, Inc.), Franklin Mutual Qualified Fund (sub-fund of Franklin Mutual Series Fund, Inc.), Franklin Mutual Shares Fund (sub-fund of Franklin Mutual Series Fund, Inc.), Templeton Global Opportunities Trust, and Templeton China World Fund. Based upon information and

belief, upon further discovery Plaintiffs believe the evidence will show that there were additional timed funds.

271. In an effort to structure new hedge funds that would be controlled and operated by Franklin Resources and its subsidiaries, in early 2001, the Franklin Templeton Defendants began courting outside investors for investments in the hedge funds, including the Calugar Defendants. On April 6, 2001, Calugar opened a $30 million dollar profit sharing 401(k) account under the name of Security Brokerage.

272. In 2001, Post negotiated a special market-timing arrangement with Calugar. The market-timing capacity agreement provided that in order for Calugar gain privileges to market time $45 million dollars in Franklin Small-Mid Cap Growth Fund, he would be required to invest $10 million dollars in the Franklin Templeton Hedge Fund. Post knew that Calugar's substantial investment in the Franklin Templeton Hedge Fund was contingent upon Calugar being allowed to market time the Franklin Small-Mid Cap Growth Fund. The arrangement specifically allowed the Calugar to circumvent Franklin Templeton market-timing controls by placing trades as late in the day as possible, and avoiding any 2% redemption fees. As a result, Calugar systematically transferred assets in and out of the Franklin Small-Mid Cap Growth Fund in exchange for placing assets in the Franklin Templeton Hedge Fund for at least one year.

273. The activity alleged in this Complaint between the Calugar Defendants and the Franklin Templeton Defendants is the subject of an administrative complaint filed on February 4, 2004 by the Commonwealth of Massachusetts against Franklin, Franklin Advisers, Templeton/Franklin Investment Services, Franklin Private Client Group, Inc. and Franklin Templeton Distributors, charging these entities with violating the anti-fraud

provisions of the Massachusetts Uniform Securities Act.[13] That complaint also alleges that the Calugar Defendants and the Franklin Templeton Defendants agreed that, in exchange for an investment of $10 million in "sticky assets" in the Franklin Templeton Hedge Fund, the Calugar Defendants would be provided $45 million in market-timing capacity in the Funds.[14] The $10 million investment by Calugar was 59% of the hedge Funds' capital. Without this investment, the Franklin Templeton Hedge Fund was unlikely to survive.

274. At the time that the Calugar Defendants opened their account, the Franklin Templeton Defendants knew that Calugar was a market timer. In fact, Calugar was granted specific permission to time the Funds. In an email dated August 9, 2001, Tom Johnson, a sales representative for Franklin Templeton Distributors, indicated that even though Calugar was a known market timer he would be allowed to time Franklin Templeton funds. Tom Johnson wrote:

> "I learned from [Post] that the client we are going to allow to time is Dan Calugar of Security Brokerage in Las Vegas. The same gentleman that . . . previously timed us through his own [broker/dealer]."

275. By August 14, 2001, the initial arrangement between the Calugar Defendants and the Franklin Defendants had expanded. On August 14, 2001, Calugar confirmed that the agreement with Franklin Templeton allowed for market-timing capacity of up to $45 million in exchange for a $10 million investment in the Franklin Templeton Hedge Fund. In an email dated August 14, 2001 to Post, Calugar wrote:

---

13 *See* fn.3, *supra*.

14 *See* fn.3, *supra*.

I want to confirm that, pursuant to our discussions, we intend to place the following new purchases in Franklin Templeton Hedge Funds and Franklin Templeton Mutual Funds.

DCIP, LP (DCIP) will purchase $10 million in the Franklin Templeton Strategic Growth Fund, LP effective September 1. We will wire the funds for this investment on August 20.

During the balance of 2001, Security Brokerage, Inc. (Security Brokerage) will make purchases of up to $45 million in the Franklin Strategic Small Cap Growth Fund (FRSGX). These positions will be invested using a market-timing approach we discussed and as described below. All positions will be held in the name of Security Brokerage, Inc. and will be registered as Network Level 3 positions and exchanged through NSCC Fund/SERV. I will e-mail the account number for the mutual fund position as soon as the account is set up.

The aggregate number of round trip exchanges between the Small Cap Growth Fund and the Franklin Money Fund made by the market-timing model will not exceed four per month. I recognize that market-timing is a privilege and not a right, and should Franklin Templeton at any future time elect to terminate our exchange privilege for this account (or assess exchange fees on the account), we will promptly cease all exchange activity. As we discussed, should that decision be made, we would appreciate your exercising discretion to permit DCIP the option to redeem its hedge fund position.

My intent is that DCIP will keep the hedge fund positions for at least as long as Security Brokerage is permitted to have the timing allocation in Franklin Templeton Mutual Funds.

I very much appreciate the privilege of making these investments, and the work that you have done to make this possible.

276. This email agreement gave Calugar the ability to use Franklin's Fund/SERV direct routing system in order to circumvent the Franklin market-timing desk, the ability to make four exchanges - or round trips - per month (the prior arrangement provided for two round trips a quarter), a direct violation of specific provisions of the Funds' prospectuses, and a waiver of the 2% redemption fee for any

market-timing trades in direct contravention of the anti-market-timing fees set forth and required by the Funds' prospectuses.

277. Soon after Calugar entered into the agreement with the Franklin Templeton Defendants, Calugar sought assurance from Edward ("Ed") Jamieson and G.E. Johnson for his explicit permission to engage in the market-timing activity. In an email dated August 17, 2001, Calugar wrote:

> I would like to give Ed Jamieson a call and make sure that he feels comfortable with the timing investment that we plan to make in the Franklin Small Cap Fund. I know that you have discussed this issue with both Ed and Greg Johnson, but I think that it would be helpful for me to make a personal call to the fund manager to give him the chance to ask any questions he might have and make sure we are all on the same page. I have done this in several other mutual funds in which we are invested in both hedge fund and mutual fund products, and I think it has been productive in creating a stronger relationship.

278. In an email dated August 23, 2001, Calugar sent another email to Post expressing his concerns about investing in the Franklin Small Cap Growth Fund. Calugar wrote:

> The July 1, 2001 supplement to the prospectus for the Franklin Small Cap Growth Fund states that effective September 17, 2001 a fee of 2% of redemption proceeds will be assessed upon Market Timers (as defined on page 69 of the prospectus) who exchange their shares within 60 days of purchase . . .
>
> Since I expect that our investment in the Franklin Small Cap Growth Fund will be exchanged out of equity approximately 4 times per month (or 12 times within a rolling 90 day period), it appears that our investment will fall squarely within the definition of "market timing", and therefore a 2% fee would be assessed on each exchange . . .
>
> ***It seems clear to me that movement of a $45 million mutual fund position will not go unnoticed, and I want to determine, before making the investment, what the response from the market timing reviewers will be.***

(emphasis added).

279. Post responded to Calugar's concerns in a letter dated August 28, 2001. Speaking on behalf of Ed Jamieson and G.E. Johnson, Post wrote:

> Provided your trades are limited to no more than four (4) per month and you use Fund/SERV for those exchanges, the 2% fee will not be assessed.
>
> We understand that your investment in our hedge funds is contingent on your ability to invest in our mutual funds. However, we reserve the right to revoke your right to make multiple monthly trades thereby subjecting you to the timing penalty. Further, in the event we revoke your right to multiple monthly trading, we would allow you to withdraw your funds from our hedge funds without penalty, notwithstanding the lockup requirement.

Also, on August 28, 2001, Philip Benson revealed in an email to Peter Jones that he himself knew of the market timing arrangement with Calugar as well as C.E. ("Chuck") Johnson, who affirmed the arrangement:

> Interesting development: We heard from the rep[resentative] that this client some how got in touch with Chuck Johnson. While we don't know what was discussed completely, Chuck agreed to accept this clients money in various funds and a hedge fund. [The] rep[resentative] isn't too put out although he did mention disappointment with client going around his back and getting to work with Franklin.

280. In an email dated September 6, 2001, Calugar informed Post of his intended purchase as follows:

> This morning, we wired $10 million to The Chase Manhattan Bank.
>
> Today we intend to make a $20.3 million purchase in the Franklin Money Fund (FMFXX). Once this purchase clears we will invest it with the Franklin Small Cap Growth Fund (FRSGX). This investment will be made with Security Brokerage through NSCC Fund/SERV and will be assigned account number 5C8015207.
>
> We expect to make an additional $24.7 million mutual fund investments in FRSGX in the coming quarter.

281. On October 24, 2001, Calugar emailed Post, and copied Tom Johnson regarding his further investment plans as follows:

> I plan to [wire] a $25 million purchase in Franklin Money Market on Friday, October 26, for later investment in Franklin Small Cap Growth [Fund]. I will advise you and Tom Johnson when we make our first exchange into equity with these funds so that you can block any commission payment to Security Brokerage.
>
> I also wanted to know whether you might be in a position to take an additional $15 million hedge fund investment with an additional $65 million invested in the Small Cap Growth Fund? That would bring my hedge fund investment to $25 million and my mutual fund investment to $110 million. I would need to get funding from Citibank to do this, and it would probably take a month or two to get the loan in place. There is no guarantee that I could get the funding from Citibank, but if the positions are available I will see what Citibank can do.

282. On October 29, 2001, in a series of email exchanges between Tom Johnson, a Sales representative for Franklin Templeton Distributors, Peter Jones, and G.E. Johnson, discussing Calugar's strategy, the parties understood and acknowledged that timing was occurring. Peter Jones asked:

"What has timing experience been thus far on existing investments?"

283. To which Tom Johnson replied:

"The [Franklin] Small-Mid Cap [Growth Fund] opened September 18th and has done three roundtrips (roundtrip is an exchange in and an exchange out)."

Peter Jones replied:

"For their entire position? Seems pretty aggressive, right?"

Tom Johnson responded to both Jones and G.E. Johnson, indicating an explicit understanding that market timing was occurring, as follows:

> I've seen a lot worse. But then again there has not been much movement with timers lately. The moves are for 100% or approximately $20 million. I should have added that they have been in the [Franklin] Small-Mid [Cap Growth Fund] a total of five 5 days – two 2 day trips and one 1 day trip. Another $25 million was sent to the [Franklin] Money Market account last

Friday, and I'll make sure there is no prepaid commission when it eventually exchanges to the [Franklin] Small-Mid [Cap Growth Fund].

284. Franklin Resources admitted, in its annual Form 10-K for the fiscal year ended September 30, 2003, filed with the SEC on or about December 22, 2003, as well as on its website, that, as a result of its internal investigation, "[t]o date, the [Franklin Templeton] has identified some instances of frequent trading in shares of certain funds by a few current or former employees in their personal 401(k) plan accounts." Franklin Templeton has stated that these individuals "include one trader and one officer of the funds," and that "[t]hese two individuals have been placed on administrative leave and the officer has resigned from his positions with the funds."

285. On August 2, 2004 Franklin Advisors reached an agreement with the U.S. Securities and Exchange Commission to settle pending market timing charges. Franklin Advisors agreed to pay $50 million and to undergo compliance reforms. [15]

286. The market-timing arrangement between the Franklin Templeton Defendants and the Calugar Defendants allowed the Calugar Defendants to facilitate an illicit scheme which, when implemented, allowed Calugar to both circumvent purported market-timing controls at Franklin and avoid redemption fees that were in place to otherwise deter such market-timing activity.

**(4) <u>Breach of Contract</u>**

**<u>Adviser</u>**

287. The Adviser Defendants entered into Management Agreements, Investment Management Agreements, and Investment Advisory Agreements with the

[15] *See* fn.4, *supra.*

Funds requiring the Advisers/Managers to adhere to the Funds' policies and prospectuses, covenanting to fulfill their obligations of fair dealing and good faith. The Advisers breached their Agreements with the Funds by the acts alleged in this Complaint.

(a) The Advisers contracted to manage the assets of the Funds in compliance with Fund policies and Board instructions in Management Agreements and Investment Management Agreements. For example, the Investment Management Agreement dated May 1, 1997, between Franklin Advisers, Inc. and Franklin NY Tax-Free Income Fund states:

> The Manager shall manage the Trust's assets subject to and in accordance with the investment objectives and policies of each Fund and any directions which the Trust's Board of Trustees may issue from time to time.[16]

(b) As another example, the Investment Management Agreement dated June 28, 1996, between Templeton Global Investment Trust and Templeton Investment Counsel, Inc., states:

> The Investment Manager agrees, during the life of this Agreement, to manage the investment and reinvestment of the Funds' assets consistent with the provisions of the Trust Instrument of the Trust and the investment policies adopted and declared by the Trust's Board of Trustees.

The above quoted language is representative and contained within each Investment Management Agreement between the Defendant Advisers and the relevant Funds.

(c) The investment objectives and policies of the Funds prohibit late trading, market timing, and limit the number of transactions within a specified period of

---

16 The above quoted language is representative and contained within each Investment Management Agreement between Defendant Advisers and the relevant Funds and can be found through the SEC EDGAR website at: http://www.sec.goc/edgar/searchedgar/companysearch.html. Each of the contracts described in this section of the Complaint is available through this website.

time. These policies are explicitly delineated within the Funds' prospectuses. Thus, by allowing market timing and late trading the Advisers breached their contractual obligations contained within the Management Agreements and Investment Management Agreements.

288. The Advisory and Sub-Advisery Agreements with the Funds created specific contractual obligations to act within the stated objectives and policies of the Funds. For example, the Investment Advisory Agreement, dated October 15, 2002, between Franklin Advisers, Inc. and Franklin Global Trust on behalf of Franklin International Smaller Companies Growth Fund states:

> The Adviser shall manage the Funds' assets subject to and in accordance with the investment objectives and policies of the Fund and any direction which the Trust's Board of Trustees may issue from time to time.

The above quoted language is representative of that which is contained within Investment Management Agreement between the Defendant Advisers and the relevant Funds.

289. Certain Funds entered Sub-Advisory Agreements with Fiduciary International, Investment Counsel, Franklin Advisers, and Asset Strategies (the "Subadvisers") which contracts specifically required compliance with SEC rules and regulations as well as the ICA. The Agreements further require adherence to Fund policies and guidelines established by the Advisers. For example, the Subadvisory Agreement dated April 10, 2001, between Franklin Advisers, Inc. and Fiduciary International, Inc. provides that:

> In performing these services, [Fiduciary International, Inc.] shall adhere to the Funds' investment objectives, policies and restrictions as contained in its Prospectus and Statement of Additional Information, and in the Trust's Declaration of Trust, and to the investment guidelines most recently established by [Franklin Advisers, Inc.] and shall comply with the

> provisions of the 1940 Act and the rules and regulations of the SEC thereunder in all material respects.

The above quoted language is representative of that which is contained within Subadvisory Agreements between Defendant Advisers and the relevant Funds. The Subadvisers breached the contractual obligations set forth in the subadvisory agreements when they permitted market timing and excessive exchange activities.

**Administrator Defendants**

290. Franklin Templeton Services, LLC entered into Fund Administration Agreements with the Funds. The Fund Administration Agreements required the Administrator to monitor and comply with the Funds' investment policies and restrictions, as well as the ICA. The Fund Administration Agreement, dated September 1, 2003, between Franklin Templeton Services, LLC and Franklin California Tax-Free Trust on Behalf of Franklin California Limited-Term Tax-Free Income Fund provides that the Administrator agrees to:

> [monitor] the Funds' compliance with: 1940 Act and other federal securities laws, and rules and regulations thereunder; state and foreign laws and regulations applicable to the operation of investment companies; the Funds' investment objectives, policies and restrictions; and the Code of Ethics and other policies adopted by the Investment Company's Board of Trustees or by the Adviser and applicable to the Fund.

Identical, or similar, language is found within the Fund Administration Agreements between Franklin Templeton Services, LLC and virtually all of the individual Franklin Funds. The Funds' investment policies and restrictions were contained in their prospectuses and quoted above, which forbid market timing strategies, late trading, and limited the number of trades allowable in a given period of time. Franklin Templeton Services, LLC was required to monitor compliance with these provisions. By allowing these illicit trades to occur, and/or failing to discover them, Franklin Templeton Services, LLC breached its contractual duties and breached the Fund Administration Agreement.

291. Franklin Advisers and Franklin Templeton Services, LLC also entered into a Subcontract for Fund Administration Services with various Funds. The Subcontract requires compliance with Fund objectives, policies and restrictions. The Subcontract for Fund Administrative Services, dated January 1, 2001, between Franklin Advisers, Inc. and Franklin Templeton Services, LLC provides that the Administrator agrees to:

> [monitor] the Funds' compliance with: 1940 Act and other federal securities laws, and rules and regulations thereunder; state and foreign laws and regulations applicable to the operation of investment companies; the Funds' investment objectives, policies and restrictions; and the Code of Ethics and other policies adopted by the Investment Company's Board of Trustees or by the Adviser and applicable to the Fund.

Such contracts apply to many of the Funds, including: Franklin California Tax-Free Trust, Franklin High Income Trust Franklin California Tax-Free Income Fund, Inc., Franklin Custodian Funds, Inc., and Franklin New York Tax-Free Income Fund. The Franklin Funds' investment policies and restrictions were contained in their prospectuses and related contracts, which denied investors the ability to engage in market timing strategies, late trade, and limited the number of trades allowable in a given period of time. Franklin Advisers and Franklin Templeton Services were required to monitor compliance with these provisions. By allowing these trades to occur, and/or failing to discover them, they abrogated their contractual duty and breached the Subcontract for Fund Administration Services.

### (5) Harm to Both Timed and Non-Timed Funds: Fees and Expenses

**Outflow Damages**

292. After the Massachusetts Securities Division filed its complaint against Franklin Templeton on February 4, 2004, Franklin Templeton experienced negative publicity, prompting investors to withdraw large sums money from Franklin Templeton to the detriment of the remaining investors.

293. When a respected fund analyst publishes negative about an investment company, investors feel less confident in the funds they have invested in. On February 26, 2004, in an article entitled "Scandal Sullies Franklin Templeton's Reputation," Dan Culloton, a fund analyst for *Morningstar*, wrote in an online that Franklin Templeton made a "bad decision" and that the market timing activity "should have set off alarm bells" and that the charges against them "certainly detract from [Franklin Templeton's] overall appeal."

294. When investors lose faith in their investment company, they often withdraw their investments. This is exactly how Franklin Templeton's investors reacted. According to *Financial Research Corporation: Estimated Mutual Fund Net Flows* monthly net flows were down by $781 million in April 2004 compared with April 2003. In May 2004, Franklin Templeton suffered net outflows totaling $622 million. In June 2004, monthly net flows for Franklin Templeton were down by $1.1 billion.

**General Liabilities Expenses**

295. Market Timing causes harm to both timed and non-timed funds via increased service agency costs. Some costs are increased because of market timing and

are borne entirely by the timed funds. Other costs may be increased by market timing and may be borne by all funds within a Fund family.

296. The Franklin Capital Growth Fund's Declaration of Trust dated March 21, 2000 specifies that:

> The assets of the Trust held with respect to each particular Series shall be charged against the liabilities of the Trust held with respect to that Series and all expenses, costs, charges, and reserves attributable to that Series, and any general liabilities of the Trust which are not readily identifiable as being held with respect to any particular Series shall be allocated and charged by the Trustees to and among any one or more of the Series in such manner and on such basis as the Trustees in their sole discretion deem fair and equitable.

This clause is an example of that which is contained in all of the Funds' Declarations of Trust. See, e.g. the Certificate of Trust of Franklin Gold and Precious Metals Fund dated November 16, 1999, and the Franklin Managed Trust Agreement and Declaration of Trust dated July 7, 1999.

297. Any "general liabilities" that increase as a result of market timing activity and that are shared among the Funds result in harm to both those funds that are timed as well as the non-timed funds.

298. Liabilities that increase as a result of market timing and that are allocated solely to the timed fund cause harm to the timed funds.

**<u>Management/Adviser Fees</u>**

299. According to the Management Agreement between Franklin Gold and Precious Metals Fund and Franklin Advisers, Inc. dated April 10, 2000:

> The Trust shall pay a monthly management fee in cash to the Manager based upon a percentage of the value of the Trust's net assets . . . as compensation for the services rendered and obligations assumed by the Manager.

> The rate of the monthly management fee shall be as follows: 5/96 of 1.0% of the value of net assets up to and including $100,000,000; 1/24 of 1% of the value of net assets over $100,000,000 and not over $250,000,000; and 9/240 of 1% of the value of net assets in excess of $250,000,000.

This clause is exemplary of the kind of fee structure applied in Management Agreements or Advisory Agreements for all of the Funds. See, e.g. Management Agreement Between Franklin Rising Dividends Fund, sub-fund of Franklin Managed Trust and Franklin Advisory Services, LLC, dated January 26, 2000, and the Management Agreement between Franklin Municipal Securities Trust and Franklin Advisers, Inc. dated February 26, 1992.

300. Market Timing increases management costs. Since management/adviser fees payable by each fund are determined in proportion to the relative average daily net assets of the Funds, non-timed Funds are forced to pay a disproportionate share of the management costs. Specifically, because of market timing the adviser or manager must charge the aggregate Funds a higher percentage of assets in order to cover the greater efforts demanded by frequent transactions. However, these fees are not imposed directly on the timed Funds. Rather, they are shared by all Funds as a proportion of assets. This harms the Funds in two ways.

(a) First, both timed and non-timed Funds are required to pay a larger percentage of assets than they would otherwise because market-timing transactions increase management duties. When fee percentages are negotiated, the adviser or manager must negotiate a higher fee to cover the additional work necessitated by timing.

(b) Second, since market timing money flows in-and-out of the timed Funds, the average daily assets of the timed Funds are less than they would otherwise be if the timer's money stayed in those Funds. The non-timed Funds must make up the difference. Similarly, if the timed money switches between a money market fund and a timed Fund, the Money Market fund is required to bear a larger percentage of the management fee because the timer's money increases its average net assets.

301. The total amount of management fees as of June 30, 2004 for the Franklin California Tax Free Income Fund alone was over $62 million. This amount, for only one Franklin Templeton Fund. *See* Fees Chart, attached as Exhibit D for a detailed account of management fees for all the Funds.

**Administrative Fees**

302. According to the Subcontract for Fund Administrative Services between Franklin Advisers, Inc. and Franklin Templeton Services, LLC dated January 1, 2001:

> The Investment Manager agrees to pay to the Administrator as compensation for such services a monthly fee equal on an annual basis to 0.15% of the first $200 million of the average daily net assets of each Fund during the month preceding each payment, reduced as follows: on such net assets in excess of $200 million up to $700 million, a monthly fee equal on an annual basis to 0.135%; on such net assets in excess of $700 million up to $1.2 billion, a monthly fee equal on an annual basis to 0.1%; and on such net assets in excess of $1.2 billion, a monthly fee equal on an annual basis to 0.075%.

The Subcontract for Fund Administrative Services between Franklin Advisers, Inc. and Franklin Templeton Services, LLC dated January 1, 2001 was applicable to numerous Trusts including, e.g., Franklin Municipal Securities Trust, Franklin Managed Trust, and Franklin Custodian Funds.

303. As with management fees, market timing also increases administration costs. Since administration fees, like management fees, are payable by each fund are determined in proportion to the relative average daily net assets of the Funds, non-timed Funds are forced to pay a disproportionate share of the administration costs.

Specifically, because of market timing the administrator must charge the aggregate Funds a higher percentage of assets in order to cover the greater efforts demanded by frequent transactions. However, these fees are not imposed directly on the timed Funds. Rather, they are shared by all Funds as a proportion of assets. This harms the Funds in two ways.

(a) First, both timed and non-timed Funds are required to pay a larger percentage of assets than they would otherwise because market timing transactions increase administration duties. When fee percentages are negotiated, the administrator must negotiate a higher fee to cover the additional work necessitated by timing.

(b) Second, since market timing money flows in-and-out of the timed Funds, the average daily assets of the timed Funds are less than they would otherwise be if the timer's money stayed in those Funds. The non-timed Funds must make up the difference. Similarly, if the timed money switches between a money market fund and a timed Fund, the Money Market fund is required to bear a larger percentage of the administration fee because the timer's money increases its average net assets.

304. As of October 31, 2003, Franklin Adjustable U.S. Government Securities Fund, sub-fund of Franklin Investors Securities Trust, accounted for $637, 547 in administrative fees, a substantial sum for one fund. For a list of the administrative costs allocated among all of the Funds, see Fees Chart, attached as Exhibit D.

**Custodian Fees**

305. According to the Master Custody Agreement between each Trust and Bank of New York dated February 16, 1996, "[t]he Custodian shall be entitled to

reasonable compensation for its services and expenses as Custodian, as agreed upon from time to time between the [Trust], on behalf of each [sub-]fund, and the Custodian.

306. Market timed transactions in mutual fund shares increase the transactions required in the underlying securities, cash or cash equivalents, and transactions between custody and deposit account for each Fund. The Custodian is therefore required to charge a higher fee as a result of market timing. These fees affect both the timed funds and non-timed funds.

**Underwriter/Distribution Fees**

307. According to the Distribution Agreement between F/T Distributors and Franklin Gold and Precious Metals Fund dated October 31, 2000, the distributor "shall be entitled to charge a sales commission of the sale or redemption, as appropriate, of each series and class of each Funds' Shares in the amount of any initial, deferred or contingent deferred sales charge as set forth in the [effective] prospectus." The Distribution Agreement with F/T Distributors dated October 31, 2000 applied not only to Franklin Gold and Precious Metals Fund, but to all of the Trusts.

308. As of October 31, 2003, the Franklin Adjustable U.S. Government Securities Fund, sub-fund of Franklin Investors Securities Trust, accounted for over $1.6 million in 12b-1fees, a substantial sum for one fund. For a list of the 12b-1 fees allocated among all of the Funds, see Fees Chart, attached as Exhibit D.

309. In 2003, the Franklin Adjustable U.S. Government Securities Fund redeemed over 76% of its shares. For a list of redeemed shares and total percentages, see Shares Chart, attached as Exhibit E.

¶¶ 310-500 were intentionally left blank.

## V. DEMAND FUTILITY ALLEGATIONS

501. The allegations concerning demand futility do not apply to claims asserted by the plaintiffs under Section 36(b) of the ICA, which does not confer a direct right upon the Funds or the Trusts to bring such claims.

502. Plaintiffs have not made a demand upon the Directors or Trustees of the Funds to bring action against the Adviser, the Distributor, the officers of the Funds, or any other culpable parties because doing so is excused or would be futile for the reasons set forth below.

(a) No demand is required with respect to plaintiffs' claims under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with compensation and other payments of a material nature to the Adviser Defendants or their affiliates.

(b) The Directors or Trustees are put into office by officers of the Funds or the Adviser, and are not required to stand for election or reelection by shareholders of the Funds except on rare occasions, and thus are not accountable to the shareholders of the Funds. Rather, the Directors or Trustees effectively serve at the pleasure of the Adviser. Additionally, the Directors or Trustees serve on the boards of virtually all of the Funds of the Fund Family, and are paid for this service with substantial fees and lucrative retirement benefits, in magnitudes that are sufficient to influence them to act in the interest of the Adviser when the interests of the Adviser may conflict with the interests of the Funds.

(c) The Directors or Trustees have been well aware, for a very long period of time, of the existence of the types of activity complained of in this action, and of the potential that such activity might have been taking place in the Fund, yet have failed to investigate or to do anything to recover for damages caused to the Fund by such activities. Indeed, despite the Trustees' or Directors' awareness of investigations by state and federal law enforcement authorities, and of the legal actions that have been brought by such authorities, the Directors or Trustees have failed to take any action to investigate and have failed to take any action to recover for the Fund the damages cause to it by such unlawful activity.

(d) Market timing is a phenomenon that has been common knowledge in the mutual fund industry at least since the 1980s. As early as 1989, the high-profile mutual fund company Fidelity Investments began to impose and enforce heavy redemption fees on short term trades in its mutual fund shares. In 1992, a widely-publicized book entitled *The New Market Wizards* focused attention on market timing.

(e) Since at least as early as November 5, 1997, when an article appeared in THE WALL STREET JOURNAL entitled *"Mutual Funds Fight the 'Market Timers,'"* the unlawful practices complained of have been well-known to persons in the mutual fund industry, including the Directors or Trustees of the Funds. That article detailed the prevalence of market timing in major mutual funds, the types of harm that such activity visited upon the mutual funds, and the types of measures that some mutual funds had taken and were taking in order to discourage or prevent such market timing altogether.

(f) As stated in an article printed in FORTUNE on April 19, 2004, "Clearly, by 2001 everyone connected with the fund industry had to know how crooked the business had become." *See The Secrets of Eddie Stern*, FORTUNE (April 14, 2004).

The article also noted that after the current mutual fund scandal broke, the SEC surveyed 88 of the largest fund companies and discovered that half admitted to allowing market timing, and 25 percent allowed late trading. See paragraph 83, *supra*..

(g) Even though the Directors or Trustees have (or should have) had knowledge of the existence and extensiveness of unlawful market timing taking place in the industry, and of the harm that results to mutual funds and fund shareholders, the Directors or Trustees either have failed to take action, despite their knowledge, with respect to such practices in connection with the Funds or they have failed to put in place the proper supervision and control mechanisms that would have brought the existence of such unlawful practices in the Funds to their attention.

(h) Under Section 15(c) of the ICA, 15 U.S.C. § 15(c), the Directors or Trustees have and had an express duty "to request and evaluate ... such information as may reasonably be necessary to evaluate the terms" of any investment advisory contract with respect to the Fund. In this case, the Directors or Trustees have and had a duty to obtain all information regarding all arrangements of the Adviser that related to the Adviser's management agreement, including all terms and conditions applicable to the Adviser's performance of its duties. Any terms, conditions, or arrangements whereby the Adviser facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading are and were, in fact, part of the Adviser's contract.

(i) Alternatively, any such arrangements are and were, at minimum, among the information "reasonably necessary to evaluate the terms of" the Investment Adviser's contract, within the meaning of Section 15(c) of the Investment Company Act. Consequently, the Directors or Trustees either failed to request all of the "reasonably necessary" information they needed to evaluate the Adviser's contract or they knew about or approved such arrangements with respect to the Fund.

(j) Indeed, given the Trustees' or Directors' knowledge of the prevalence and commonplace nature of late trading and market timing in the mutual fund industry, it was incumbent upon the Directors or Trustees to take the obvious, prudent measure of implementing some kind of audit system or program that would enable them to discover all aspects and all components of the advisory contract with respect to the Funds. Had the Directors or Trustees done this, they would have become aware of the existence of the specific late trading and market timing arrangements in place with respect to such funds. However, the Directors or Trustees failed to put any such necessary system or program in place, thus subjecting themselves to a substantial risk of personal liability for breach of their fiduciary duty because of their gross negligence, and rendering themselves incapable of being able to impartially consider a shareholder demand, thereby compromising their independence.

(k) The Trustees' or Directors' duties required them independently to act without a demand from a shareholder under the circumstance of this action. Their duties did not and do not come into play only when "kick-started" by a shareholder demand. The Trustees' or Directors' fiduciary duties apply and applied at all times to require them to act in the best interest of the Funds, to protect the Funds from harm, and to recover damages for the Funds when the Funds have been harmed.

(l) On September 3, 2003, the NYAG commenced the NYAG Complaint, thus bringing the market timing and late trading scandal to the attention of the world. Before and after the commencement of the NYAG Complaint, state and federal regulators notified mutual funds of an investigation into market timing and late trading. Since the NYAG Complaint was filed, state and federal regulators have entered into consent enforcement actions with at least six different mutual fund families, representing recoveries of civil penalties and recoveries in excess of $2 billion. The regulators' investigation, the filing of the NYAG Complaint, and the subsequent enforcement actions have highlighted the existence of market timing and late trading as well as the magnitude and severity of the scandal throughout the mutual fund industry. No Director or Trustee could claim to be ignorant of the market timing and late trading scandal since September 3, 2003. Despite that, however, the Directors or Trustees have failed to take any action against the Adviser, the Distributor, or any persons other than Massachusetts Financial Services against Daniel G. Calugar and Security Brokerage responsible for causing harm to the Funds by market timing or late trading.

(m) The purpose of a demand requirement is to bring matters to the attention of the Directors or Trustees so that they can determine what action, if any, to take regarding the matter about which the demand is made. Here, the Directors or Trustees ***already are aware*** of the matters about which they should take action to recover damages for harm to the Funds caused by market timing and late trading. Since the Directors or Trustees are already aware of the matters requiring their action, and of their duty to act, any demand under these circumstances would be nothing but redundant surplusage and would serve as nothing but an unnecessary formality that would elevate form over substance.

(n) Because the Directors or Trustees have failed for a lengthy time period to take action to recover for the Fund the damages it has suffered because of market timing and late trading, doing so at this point would be tantamount, from their perspective, to an admission that earlier action on their part was required but not forthcoming, thereby subjecting themselves to a substantial likelihood of personal liability for breach of their duty of care.

(o) Given the Trustees' or Directors' awareness of the foregoing facts, and their demonstrated failure to act in the face of their knowledge of those facts, there is, at minimum, a reasonable doubt as to whether they would be independent and disinterested in responding to a demand. Moreover, given the egregiousness of the Trustees' or Directors' failure of oversight as outlined above, there is, at minimum, a substantial likelihood that they will be subject to personal liability for inadequate oversight of the officers and employees of the Funds. This exposure to a substantial likelihood of personal liability prevents the Directors or Trustees from being able to consider a demand impartially, if one had been made.

(p) The likelihood of personal liability is even more pronounced in the case of those Directors or Trustees who served on the Audit Committee of the Funds including non-party participants Louis E. Woodworth, Chutta Ratnathican, and James A. McCarthy, since those members had easy access to the internal documents that revealed the market timing and late trading that harmed the Funds yet they took no steps to prevent such activity or to recover damages that the Funds suffered on account of such activity.

503. The Certificate of Trust of Franklin Growth and Income Fund, sub-fund of Franklin Capital Growth Fund, dated March 21, 2000 states:

> Each Trustee shall serve during the continued lifetime of the Trust until he or she dies, resigns, or is declared bankrupt or incompetent by a court of appropriate jurisdiction, or is removed, or if sooner, until the next meeting

> of Shareholders called for the purpose of electing Trustees and until the election and qualification of his or her successor.

Such language is contained within all of the Declarations of Trust or Certificates of Trust applicable to the Funds, including for example, the Agreement and Declaration of Trust dated July 7, 1999 for Franklin Managed Trust, the Agreement and Declaration of Trust dated December 10, 1991 for Franklin Municipal Securities Trust, and the Declaration of Trust for the Franklin California Tax Free Trust dated April 21, 1995. Similar language is found in Articles of Incorporation or By-Laws.

504. Elections were not required, or even recommended for Trustees. Many of the Funds' Trustees and Directors have served on multiple Funds for *as many as 29 years* in the cases of Charles B. Johnson and Rupert H. Johnson, for example.[17] As another example, C.B. Johnson has served as Director of Franklin Federal Money Fund since 1975 and Rupert H. Johnson has served as Trustee of Franklin Tax Free Trust since 1984.[18]

¶¶ 504 through 600 were left blank intentionally.

**COUNT I**

**VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT**
**(AGAINST THE ADVISER DEFENDANTS AND DISTRIBUTOR)**

601. Plaintiff incorporates by reference paragraphs 1 through 600 above, but not paragraphs 501 through 600 relating to demand, as if set forth herein.

602. The Trusts and Corporations, Funds (Sub-funds) described in Exhibit C are registered investment companies within the meaning of the ICA.

---

17 *See* Trustee Chart, attached as Exhibit B.

18 *See* Trustee Chart, attached as Exhibit B.

603. The Adviser Defendants are each investment advisers for the Funds as that term is defined in Section 2 of the ICA.

604. The Distributor Defendants are affiliates of the Adviser Defendants for purposes of Section 36(b) of the ICA.

605. Pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), the investment adviser of a mutual fund owes to the mutual fund the fiduciary duties of loyalty, candor, and due care with respect to the receipt of compensation for services or payments of a material nature paid by the mutual fund to such investment adviser or any affiliated person. Those fiduciary duties apply not only to the terms of the advisory fee agreements, but also to the manner in which advisers seek approval of such agreements.

606. Pursuant to Section 36(b) of the ICA, 15 U.S.C. §80a-35(b), the Adviser owes and owed to the Funds the fiduciary duties of loyalty, candor, and due care with respect to its receipt of compensation for services or payments of any material nature paid by the Funds or its shareholders to the Adviser or any affiliated person. Those fiduciary duties include, but are not limited to, the duty of the Adviser to seek approval of any advisory agreement upon full disclosure of all information material to the Trustees' decision regarding the Adviser's compensation.

607. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

608. Thus, among other things, Section 36(b) of the ICA prohibits and prohibited the Adviser from soliciting the approval of any advisory agreement from the Funds or the Trustees by use of false or misleading information, or by failing to disclose information material to the Trustees' decision regarding the Adviser's compensation. Information concerning conflicts of interest, the nature and extent of market timing and late trading in the Funds, the nature and extent of capacity arrangements for market timing and late trading in the Funds, and the Adviser's permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in the Funds, are particularly important to the Funds and to their independent trustees.

609. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Adviser Defendants and their affiliates did not make full and fair disclosure of all information that would be material to the Trustees' decision regarding fees and/or other compensation under advisory and/or other agreements, including in particular the Adviser Defendants' permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

610. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the trustees of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

611. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Trustee Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser Defendants' facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

612. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), mutual fund shareholders may bring a civil action against an investment adviser or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

613. Each of the Adviser Defendants and the Distributor Defendants, as their affiliates, breached his, her, or its fiduciary duty to the Funds by the acts alleged in this Complaint including, without limitation, facilitating, permitting, or encouraging, participating in, or failing to detect and prevent, market timing and late trading, all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

614. By agreeing and/or conspiring with the market timers to facilitate, permit, or encourage, participate in, or by failing to detect and prevent, market timing and late trading, the Adviser Defendants and the Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

615. As alleged herein, the Adviser breached its fiduciary duties with respect to the receipt of compensation for services or other payments of a material nature from the Funds or their shareholders.

616. By virtue of the foregoing, the Adviser has violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

617. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

## COUNT II

## VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT (AGAINST THE TRUSTEE AND DIRECTOR DEFENDANTS[19], ADVISER DEFENDANTS,[20] OFFICER DEFENDANTS AND DISTRIBUTOR DEFENDANTS[21])

618. Plaintiff incorporates by reference all paragraphs 1 through 600 above, except for paragraphs 501 through 600 relating to demand, as if set forth herein.

619. The Trusts, Corporations and the Funds described in Exhibit C are registered investment companies.

620. The Adviser Defendants are investment advisers under Section 36(a) as that term is defined in Section 2 of the ICA.

621. The Distributor Defendant acts as the principal underwriter for the Funds under Section 36(a) as defined in Section 2 of the ICA.

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19 *See* paragraph 21, *supra*.

20 *See* paragraphs 21, *supra*.

21 *See* paragraph 21, *supra*.

622. The Trustee and Director Defendants are Directors under Section 36(a) as that term is defined in Section 2 of the ICA.

623. Defendants Franklin Resources, the Trustee and Director Defendants, and the Officer Defendants, by virtue of their ownership and position and responsibilities for managing and directing the activities of the Advisers and the Distributor, are liable for the actions of those entities.

624. Pursuant to Section 36(a) of the ICA, 15 U.S.C. §80a-35(a), the Adviser Defendants, the Distributor Defendant, and the Trustee and Director Defendants owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care, including the duty of the advisers to seek approval of any advisory agreement with full disclosure of information material to the board's decision regarding their compensation and the duty of the trustees to request and evaluate such information as may reasonably be necessary to evaluate advisory agreements.

625. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

626. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Adviser Defendants and the Distributor Defendant did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their facilitation, permission, or encouragement of and

participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

627. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the trustees of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

628. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Trustee and Director Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser Defendants' facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

629. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 46(b), an investment advisory agreement that is made in, or whose performance involves a, violation of the ICA, is null and void, and "is unenforceable by either party." Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 46(b), any advisory agreement made in, or whose performance involves a, violation of the ICA, may be rescinded by the mutual fund.

630. Each of the Adviser Defendants, the Distributor Defendant, and the Trustee and Director Defendants breached his, her, or its fiduciary duty to the Funds by the other acts alleged in this Complaint including, without limitation, allowing market timing and late trading all in exchange for their own benefit, including the receipt of

"sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

631. By agreeing and/or conspiring with the Timer Defendants and the Additional Defendants to permit and/or encourage the Timer Defendants to time the Funds, the Adviser Defendants and the Distributor Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

632. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

## COUNT III

## VIOLATIONS OF SECTION 47 OF THE INVESTMENT COMPANY ACT (AGAINST THE ADVISER DEFENDANTS, DISTRIBUTOR DEFENDANT AND ADMINISTRATOR DEFENDANT)

633. Plaintiff incorporates by reference all paragraphs 1 through 600 above as if set forth herein.

634. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), any contract made in violation, or the performance of which results in a violation, of the ICA is declared unenforceable.

635. For the reasons alleged herein, the agreements between or among the Adviser, the Distributor, the Administrator and the Funds and the 12b-1 Plans were made in violation of, and their performance resulted in violations of, the ICA and are, therefore, unenforceable.

636. Under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), these agreements and the 12b-1 Plans may be voided and the Adviser Defendants and the Distributor Defendants are liable to return to the Funds all of the fees and consideration of any kind paid to them thereunder.

## COUNT IV

### VIOLATION OF SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT (AGAINST THE ADVISER DEFENDANTS AND THE DISTRIBUTOR DEFENDANT)

637. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

638. The Adviser Defendants and the Distributor Defendant are investment advisers within the meaning of the IAA.

639. The Trusts, Corporations, and Funds are clients of the Adviser Defendants and the Distributor Defendant within the meaning of Section 206 of the IAA.

640. Section 206 of the IAA, 15 U.S.C. § 80b-6, prohibits investment advisers from, among other things, directly or indirectly using the mails or any means or instrumentality of interstate commerce to (a) employ any device, scheme, or artifice to defraud a client or prospective client; (b) engage in any transaction, practice, or course of business which operates as a fraud or deceit upon a client; and (c) engage in any act, practice, or course of conduct which is fraudulent, deceptive, or manipulative.

641. The Adviser Defendants and the Distributor Defendant have violated Section 206 of the IAA by acting as alleged herein. In particular, after a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Adviser Defendants and the Distributor Defendant facilitated, encouraged, permitted, and

participated in, or failed to detect and prevent, market timing or late trading for their own personal gain at the expense of the Funds, and did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their facilitation, permission or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

642. Pursuant to Section 215 of the IAA, 15 U.S.C. § 80b-15, any investment adviser agreement made or approved in violation of any provision of the IAA, including the investment adviser agreements between the Adviser Defendants or the Distributor Defendants and the Funds and the 12b-1 Plans, is null and void and may not be enforced by any party thereto.

643. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

## COUNT V

## CONTROL PERSON[22] LIABILITY UNDER SECTION 48 OF THE INVESTMENT COMPANY ACT (AGAINST THE ADVISER DEFENDANTS, THE DISTRIBUTOR DEFENDANT OFFICER DEFENDANTS AND THE DIRECTOR AND TRUSTEE DEFENDANTS)

644. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

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22 *See* paragraph 21, *supra.*

645. Section 48 of the ICA, 15 U.S.C. § 47(a), provides that it is unlawful for any person, directly or indirectly, to cause another person to do any act or thing that violates the ICA.

646. The Control Person Defendants directly or indirectly, caused the Adviser Defendants and the Distributor Defendant to engage in the unlawful conduct alleged herein.

647. Pursuant to Section 48 of the ICA, 15 U.S.C. § 47(a), the Control Person Defendants are liable for causing, directly or indirectly, the Adviser Defendants and the Distributor Defendants to engage in the unlawful conduct alleged herein.

648. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

## COUNT VI

## COMMON LAW BREACH OF FIDUCIARY DUTY (AGAINST THE ADVISER DEFENDANTS, THE DISTRIBUTOR DEFENDANT AND THE DIRECTOR AND TRUSTEE DEFENDANTS)

649. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

650. The Adviser Defendants, the Distributor Defendants, and the Director and Trustee Defendants (the "Fiduciary Defendants"), and each of them, owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care in the management and administration of the affairs of each of the Funds and in the use and preservation of the

Funds' property and assets. Further, said defendants owed a duty to each of the Funds not to waste the Funds' assets and not to place their own personal self-interest above the best interest of the Funds.

651. To discharge those duties, the Fiduciary Defendants and each of them were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Funds.

652. As alleged in this Complaint, each of the Fiduciary Defendants breached his, her, or its fiduciary duties by approving or receiving unlawful or excessive compensation or payments in connection with the timing and late trading schemes and other manipulative devices as alleged in this Complaint.

653. As alleged above, each of the Fiduciary Defendants also breached his, her, or its fiduciary duties to preserve and not to waste the assets of the Funds and each of them by permitting or incurring excess charges and expenses to the Funds in connection with the market timing and late trading scheme.

654. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

**COUNT VII**

**BREACH OF CONTRACT**
**(AGAINST ADVISERS, SUB-ADVISERS, AND ADMINISTRATOR)**

655. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

656. The Funds and the Adviser and Sub-Adviser Defendants entered into an Investment Advisory or Management Agreements which are renewed annually.

657. The Funds have fully performed their obligations under the Investment Advisory Agreement.

658. The Investment Advisory Agreements required and require the Advisers and Subadvisers to adhere to the Funds' policies and prospectuses.

659. The Adviser Defendants and Administrator entered into agreements ("Administration Agreements") with the Funds that requires the Administrator to monitor and comply with the Funds' investment policies and restrictions.

660. The Adviser Defendants breached the Investment Advisory Agreements by the wrongful acts alleged in this Complaint.

661. The Defendant Fund Administrator breached the Fund Administration Agreement by the wrongful acts alleged in this Complaint.

662. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which the Advisor, Sub-Advisor, and Administrator Defendants are liable.

## COUNT VIII

## BREACH OF CONTRACT (AGAINST CERTAIN ADDITIONAL DEFENDANTS)

663. Plaintiffs incorporate by reference paragraphs 1 through 600 above as if set forth herein.

664. Upon information and belief, throughout the relevant period, BAS and the Adviser Defendants were parties to written or oral sales agreements governing BAS's duties as broker-dealer in selling and processing trades of Fund shares (the "Dealer Agreements").

665. The Funds, for whose benefit the Advisers entered into the Dealer Agreements, are intended third-party beneficiaries of the Dealer Agreements.

666. There is implied in all agreements an obligation of good faith and fair dealing pursuant to which neither party make take any action that will deliberately frustrate the other party's purpose in entering into the contract.

667. Upon information and belief, under the Dealer Agreements, information and belief, in the Dealer Agreements, BAS expressly agreed to clear mutual fund orders through the NSCC's Fund SERV system and to transmit orders that are received prior to 4 p.m. by a certain time that day ("Day 1"), and those received after 4 p.m. by a certain time the next business day ("Day 2"). Under the Dealer Agreements, BAS and the Adviser Defendants agreed that Day 1 Trades would be priced at the Day 1 NAV and the Day 2 Trades would be priced at the Day 2 NAV.

668. BAS had an express or implied obligation to comply with the federal securities laws, the ICA, the IAA, and all rules and regulations promulgated by the SEC, including the forward pricing rule.

669. In breach of the express or implied terms of the Sales Agreements, and in violation of its obligation of good faith and fair dealing, defendant BAS permitted brokers and timers, including defendants Aurum, Trautman, and Canary to submit orders for the purchase and sale of shares of mutual funds, on BAS's RJE electronic trading

platform or otherwise, after 4 p.m. on a given day (Day 2 Trade) at that day's NAV (Day 1 NAV), in violation of the forward pricing rule, and permitted the funds identified in Exhibit C to be late traded and timed to the detriment of the Funds.

670. Accordingly, BAS has breached its Dealer Agreements with the Adviser.

671. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

## COUNT IX

## AIDING AND ABETTING BREACH OF FIDUCIARY DUTY (AGAINST THE TIMER DEFENDANTS AND ADDITIONAL DEFENDANTS[23])

672. The Timer Defendants and Additional Defendants knew of the existence and extent of the fiduciary duties owed by the Fiduciary Defendants to the Funds. The Timer Defendants and Additional Defendants knew that market timing and late trading the Funds were manipulative devices and knew that these acts were a breach of the fiduciary duties owed to the Funds by the Fiduciary Defendants.

673. The Additional Defendants, including BAS, allowed for the use of their instrumentalities, including the BAS box, for purposes of market timing and late trading.

674. The Timer Defendants and the Additional Defendants maliciously, without justification and through unlawful means, aided and abetted and conspired with the Fiduciary Defendants in breaching their fiduciary duties and provided substantial

[23] *See* paragraph 31, *supra*.

assistance and encouragement to the Fiduciary Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

675. The Timer Defendants and the Additional Defendants are jointly and severally liable with the Fiduciary Defendants to the Funds for damages proximately caused by their aiding and abetting as alleged herein.

676. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

677. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

678. Adviser Defendants, Distributor Defendant,[24] and Administrator Defendant[25] received a benefit in the profits it earned as a result of its unlawful conduct as described in this Complaint from trading on the Funds at the expense of the Funds.

679. Justice and equity require that the Adviser Defendants, Administrator Defendant, and Distributor Defendant not be allowed to retain those profits.

680. Justice and equity require that the Adviser Defendants, Administrator Defendant, and Distributor Defendant unlawfully earned profits be disgorged and returned to Funds because such profits belong to the Funds.

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24 *See* paragraph 21, *supra*.

25 *See* paragraph 21, *supra*.

## COUNT X

## UNJUST ENRICHMENT
## (AGAINST ALL DEFENDANTS)

681. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

682. The Defendants received a benefit in the profits they earned as a result of its unlawful conduct as described in this Complaint from trading on the Funds at the expense of the Funds.

683. Justice and equity require that Schwab and the Defendants not be allowed to retain those profits.

684. Justice and equity require that the Defendants unlawfully earned profits be disgorged and returned to Funds because such profits belong to the Funds.

## COUNT XI

## COMMON LAW INTERFERENCE WITH CONTRACT
## (AGAINST THE ADDITIONAL DEFENDANTS)

685. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

686. The Adviser Defendants, the distributor Defendants, and the Custodian are parties to an Agreement with the Funds or the intended beneficiary of a contract with the Funds ("Contracting Parties").

687. The Contracting Parties breached the these agreements in the manner and by the actions described in this Complaint.

688. The Timer Defendant and the Additional Defendants knew of the existence of the agreements between the Contracting Parties and the Funds and knew their terms.

689. The Timer Defendants and Additional Defendants knowingly and intentionally induced the Contracting Parties to breach these contracts and interfered with the Contracting Parties' present and future performance of the agreements by the acts described in this Complaint of wrongdoing as described in this Complaint, intending to and proximately causing the described breaches of the agreements.

690. The Timer Defendants and Additional Defendants carried out this wrongful conduct with knowledge that this conduct would interfere with the agreements and cause such breaches of said agreements and did in fact cause such breaches.

691. The conduct of the Timer Defendants and Additional Defendants was improper and without justification or privilege.

692. As a direct and proximate result of the Timer Defendants' and Additional defendants' wrongful conduct, said Defendants are jointly and severally liable to the Funds with the Adviser Defendants for injuries and damages the Funds have suffered and which they will continue to suffer and is liable for actual and punitive damages.

**COUNT XII**

**CIVIL CONSPIRACY**
**(AGAINST ALL DEFENDANTS)**

693. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

694. The Defendants entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this

Complaint and by their actions demonstrated the existence of an agreement and combination.

695. The Defendants by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

696. The Trustee and Director Defendants' conduct constituted willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.

697. The Defendants maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means proximately causing injury and damages to the Funds for which they are jointly and severally liable.

698. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

**WHEREFORE**, Plaintiff prays for judgment as follows:

A. Removing each of the Trustees and Directors of the Funds named in this Complaint and replacing them with independent Directors and Trustees;

B. Removing the Adviser Defendants, Administrator Defendant and the Distributor Defendant;

C. Rescinding the management and other contracts for the Funds with the Franklin Templeton Defendants;

D. Rescinding the 12b-1 Plans adopted by the Funds;

E. Ordering Defendants to disgorge all management fees and other compensation paid to the Advisers, Distributor, and Administrator, and all profits earned on unlawful trading and all management and other fees earned during the period of such trading,

F. Awarding monetary damages against all of the Defendants, individually, jointly, or severally, in favor of the Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

G. Awarding Plaintiffs the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiffs' attorneys, and experts,

H. Granting Plaintiffs such other and further relief as the Court may deem just and proper.

## JURY TRIAL DEMANDED

Pursuant to Federal Rule of Civil Procedure 38(b), Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: September 29, 2004

CHIMICLES & TIKELLIS LLP

By: ____/s/____________________

Nicholas E. Chimicles
Michael D. Gottsch
Denise Davis Schwartzman
Timothy N. Mathews
Fatema Burkey
361 W. Lancaster Avenue
One Haverford Centre
Haverford, PA 19041
(610) 642-8500

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
Robert Abrams
270 Madison Avenue
New York, NY 10016
(212) 545-4600

POMERANTZ, HAUDEK, BLOCK,
GROSSMAN & GROSS, LLP
Stanley M. Grossman
H. Adam Prussin
100 Park Avenue
New York, NY 10017
(212) 661-1100

***Fund Derivative Executive Committee***

FARUQI & FARUQI, LLP
320 East 39th Street
New York, NY 10016
(212) 983-9330

***Fund Derivative Plaintiffs' Steering Committee***

LAW OFFICE OF KLARI NEUWELT
110 East 59th Street, 29th Floor
New York, NY 10022
(212) 593-8800

***Fund Derivative Plaintiffs' Counsel***

/375798v.1

# EXHIBIT A

## Franklin Templeton Exhibit A

**FRANKLIN TEMPLETON PLAINTIFFS**

**Banner, Joseph**
*Banner et al v. Franklin Resources Inc et al*
04-cv-00902 N. D. Ca
*Banner et al v. Franklin Resources, Inc*
04-cv-01452 D. MD

**McAlvey, Ryan**
*McAlvey et al v. Franklin Resources Inc. et al*
04-cv-00628 N.D. Ca
*McAlvey et al v. Franklin Resources Inc. et al*
04-cv-01274 D. Md

**Marcus, William**
*Marcus et al v. Franklin Resources, Inc*
04-cv-01451 D. Md

**Banas, Dolores**
New Plaintiff

**Bednarek, Thomas F.**
New Plaintiff

**Morrissey, John E.**
New Plaintiff

**Swam, George**
New Plaintiff

**Yameen, Pamela**
New Plaintiff

**Surks, Harriet**
New Plaintiff

**Harry Schipper**
New Plaintiff

**Felicia Bernstein**
New Plaintiff

**Hait, Frances**
New Plaintiff

**Saelens, Robert**
New Plaintiff

**Yameen, Evon**
New Plaintiff

**Denenberg, Simon**
*Denenberg v. Franklin Resources, Inc. et al*
04-cv-00984 N.D. Ca
*Denenberg v. Franklin Resources, Inc. et al*
04-cv-01453 D. Md

**Striffler, Jean**
New Plaintiff

**Gagnon, Reiko**
New Plaintiff

**Della Camera, Silvana G.**
New Plaintiff

# EXHIBIT B

Franklin Templeton Exhibit B

| Name | Age at date of document (10-30-2003) | Number of Portfolios in Fund Complex Overseen by Board Member | Other Directorships Held | Director/Trustee for Listed Trusts and Corporations |
|---|---|---|---|---|
| Frank H. Abbott III | 82 | 115 | None | Franklin CA Tax Free Trust, Franklin High, Franklin Federal Money Fund, Franklin Federal TF Income Fund, Franklin Global Trust, Franklin Gold & Precious Metals Fund, Franklin Investors Securities Trust, Franklin Money Fund, Franklin Municipal Securities Trust, Franklin Templeton Int'l Trust |
| Harris J. Ashton | 71 | 142 | Director, Bar - S Foods | Franklin CA TF Income Fund Inc., Franklin CA Tax Free Trust, Franklin Capital Growth Fund, Franklin Custodian Funds, Franklin Federal Money Fund, Franklin Federal TF Income Fund, Franklin Global Trust, Franklin Gold & Precious Metals, Fund, Franklin Investors Securities Trust, Franklin Money Fund, Franklin Municipal Securities Trust, Franklin NY TF Income Fund, Franklin NY TF Trust, Franklin Real Estate Securities Trust, Franklin Strategic Mortgage Portfolio, Franklin Strategic Series, Franklin Tax Exempt Money Fund, Franklin Templeton Fund Allocator Series, Franklin Templeton Global Trust, Franklin Templeton Int'l Trust, Franklin Templeton Money Fund Trust, Franklin Templeton Variable Insurrance Products Trust, Franklin TF Trust, Templeton Capital Accumulator Fund, Templeton China Word Fund, Templeton Developing Markets Trust, Templeton Funds, Inc., Templeton Global Investment Trust, Templeton Global Opportunities Trust, Templeton Global Smaller Companies Fund, Templeton Growth Fund Inc., Templeton Income Trust, Templeton Institutional Funds Inc. |

| Name | Age at date of document (10-30-2003) | Number of Portfolios in Fund Complex Overseen by Board Member | Other Directorships Held | Director/Trustee for Listed Trusts and Corporations |
|---|---|---|---|---|
| S. Joseph Fortunato | 71 | 143 | None | Franklin CA TF Income Fund Inc., Franklin CA Tax Free Trust, Franklin Capital Growth Fund, Franklin Custodian Funds, Franklin Federal Money Fund, Franklin Federal TF Income Fund, Franklin Global Trust, Franklin Gold & Precious Metals Fund, Franklin High Income Trust, Franklin Investors Securities Trust, Franklin Money Fund, Franklin NY TF Income Fund, Franklin NY TF Trust, Franklin Real Estate Securities Trust, Franklin Strategic Mortgage Portfolio, Franklin Strategic Series, Franklin Tax Exempt Money Fund, Franklin Templeton Fund Allocator Series, Franklin Templeton Global Trust, Franklin Templeton Variable Insurance Products Trust, Franklin TF Trust, Templeton Capital Accumulator Fund, Templeton China World Fund, Templeton Developing Markets Trust, Templeton Funds, Inc., Templeton Global Investment Trust, Templeton Global Opportunities Trust, Templeton Global Smaller Companies Fund, Templeton Growth Fund, Inc., Templeton Income Trust, Templeton Institutional Funds, Inc. |
| Frank W.T LaHaye | 74 | 115 | Director, The California Center for Land Recycling | Franklin CA Tax Free Trust, Franklin Capital Growth Fund, Franklin Federal Money Fund, Franklin Federal TF Income Fund, Franklin Global Trust, Franklin Gold & Precious Metals Fund, Franklin High Income Trust , Franklin Investors Securities Trust, Franklin Money Fund, Franklin Municipal Securities Trust, Franklin NY TF Trust, Franklin Real Estate Securities Trust, Franklin Strategic Mortgage Portfolio, Franklin Strategic Series, Franklin Tax Exempt Money Fund, Franklin Templeton Fund Allocator Series, Franklin Templeton Global Trust, Franklin Templeton Int'l Trust, Franklin Templeton Money Fund Trust, Franklin Templeton Variable Insurance Products Trust , Franklin TF Trust |

Franklin Templeton Exhibit B

| Name | Age at date of document (10-30-2003) | Number of Portfolios in Fund Complex Overseen by Board Member | Other Directorships Held | Director/Trustee for Listed Trusts and Corporations |
|---|---|---|---|---|
| Gordon S. Macklin | 75 | 142 | Director White Mountains Insurance Group, Ltd.; Martek Biosciences Corp.; MedImmune Inc.; Overstock.com; Spacehab, Inc., and formerly Director, MCI Communication Corp. (1988-2002) | Franklin CA TF Income Fund Inc., Franklin CA Tax Free Trust, Franklin Capital Growth Fund, Franklin Custodian Funds, Franklin Federal Money Fund, Franklin Federal TF Income Fund, Franklin Global Trust, Franklin Gold & Precious Metals Fund, Franklin Templeton Int'l Trust, Franklin Investors Securities Trust, Franklin Municipal Securities Trust, Franklin NY TF Income Fund, Franklin NY TF Trust, Franklin Real Estate Securities Trust, Franklin Strategic Mortgage Portfolio, Franklin Strategic Series, Franklin Tax Exempt Money Fund, Franklin TF Trust, Franklin Templeton Fund Allocator Series, Franklin Templeton Global Trust, Franklin Templeton Money Fund Trust, Franklin Templeton Variable Insurance Products Trust, Templeton Capital Accumulator Fund, Templeton China World Fund, Templeton Developing Markets Trust, Templeton Funds, Inc., Templeton Global Investment Trust, Templeton Global Opportunities Trust, Templeton Global Smaller Companies Fund, Templeton Growth Fund, Inc., Templeton Income Trust, Templeton Institutional Funds, Inc. |
| *Harmon E. Burns | 58 | 38 | None | Franklin CA TF Income Fund, Inc., Franklin Investors Trust, Franklin CA Tax Free Trust, Franklin Capital Growth Fund, Franklin Custodian Funds, Franklin Federal Money Fund, Franklin Federal Money Fund, Franklin Federal TF Income Fund, Franklin Global Trust, Franklin Gold & Precious Metals Fund, Franklin Templeton Int'l Trust, Franklin Investors Securities Trust, Franklin Managed Trust, Franklin Money Fund, Franklin Municipal Securities Trust, Franklin NY TF Income Fund, Franklin NY TF Trust, Franklin Real Estate Securities Trust, Franklin Strategic Mortgage Portfolio, Franklin Strategic Series, Franklin Tax Exempt Money Fund, Franklin TF Trust, Franklin Templeton Fund Allocator Series, Franklin Templeton Global Trust, Franklin Templeton Money Fund Trust, Franklin Templeton Variable Insurance Products Trust, Templeton Capital Accumulator Fund, Templeton China World Fund, Templeton Developing Markets Trust, Templeton Global Investment Trust, Templeton Global Opportunities Trust, Templeton Global Smaller Companies Fund, Templeton Growth Fund, Inc., Templeton Income Trust |

Franklin Templeton Exhibit B

| Name | Age at date of document (10-30-2003) | Number of Portfolios in Fund Complex Overseen by Board Member | Other Directorships Held | Director/Trustee for Listed Trusts and Corporations |
|---|---|---|---|---|
| *Charles B. Johnson | 70 | 142 | None | Franklin CA TF Income Fund, Inc., Franklin CA Tax Free Trust, Franklin Capital Growth Fund, Franklin Custodain Fund, Franklin Federal Money Fund, Franklin Federal TF Income Fund, Franklin Global Trust, Franklin Gold & Precious Metals Fund, Franklin Templeton Int'l Trust, Franklin Investors Securities Trust, Franklin Municipal Securities Trust, Franklin NY TF Income Fund, Franklin NY TF Trust, Franklin Real Estate Securities Trust, Franklin Strategic Mortgage Portfolio, Franklin Strategic Series, Franklin Tax Exempt Money Fund, Franklin TF Trust, Franklin Templeton Fund Allocator Series, Franklin Templeton Global Trust, Franklin Templeton Money Fund Trust, Franklin Templeton Variable Insurance Products Trust, Templeton China World Fund, Templeton Developing Markets Trust, Templeton Funds, Inc., Templeton Global Opportunities Trust, Templeton Global Smaller Companies Fund, Templeton Growth Fund, Inc., Templeton Income Trust, Templeton Institutional Funds, Inc., |
| *Rupert H. Johnson, Jr. | 63 | 125 | None | Franklin Value Investors Trust, Franklin CA TF Income Fund, Inc., Franklin CA Tax Free Trust, Franklin Capital Growth Fund, Franklin Custodian Funds, Franklin Federal Money Fund, Franklin Federal TF Income Fund, Franklin Global Trust, Franklin Gold & Precious Metals Fund, Franklin High Income Trust, Franklin Templeton Int'l Trust, Franklin Investors Securities Trust, Franklin Managed Trust, Franklin Money Fund, Franklin Municipal Securities Trust, Franklin NY TF Income Fund, Franklin NY TF Trust, Franklin Real Estate Securities Trust, Franklin Strategic Mortgage Portfolio, Franklin Strategic Series, Franklin Tax Exempt Money Fund, Franklin FT Trust, Franklin Templeton Fund Allocator Series, Franklin Templeton Global Trust, Franklin Templeton Money Fund Trust, Franklin Templeton Variable Insurance Products Trust, Templeton Capital Accumulator Fund, Templeton China World Fund, Templeton Developing Markets Trust, Templeton Funds, Inc., Templeton Global Investment Trust, Templeton Global Opportunities Trust, Templeton Global Smaller Companies Fund, Templeton Growth Fund Inc., Templeton Income |

Franklin Templeton Exhibit B

| Name | Age at date of document (10-30-2003) | Number of Portfolios in Fund Complex Overseen by Board Member | Other Directorships Held | Director/Trustee for Listed Trusts and Corporations |
|---|---|---|---|---|
| *Shiela Amoroso | 44 | N/A | None | Franklin CA TF Income Fund, Inc., Franklin CA Tax Free Trust, Franklin Federal Money Fund, Franklin Federal TF Income Fund, Franklin Municipal Securities Trust, Franklin NY TF Income Fund, Franklin Tax Exempt Money Fund, Franklin TF Trust |
| *Rafael R. Costas Jr. | 38 | N/A | None | Franklin CA TF Income Fund, Inc., Franklin CA Tax Free Trust, Franklin Federal Money Fund, Franklin Federal TF Income Fund, Franklin NY TF Income Fund, Franklin NY TF Trust |
| *Martin L. Flanagan | 43 | N/A | None | Franklin Value Investors Trust, Franklin CA TF Income Fund, Inc., Franklin CA Tax Free Trust, Franklin Capital Growth Fund, Franklin Custodian Funds, Franklin Federal Money Fund, Franklin Federal TF Income Fund, Franklin Global Trust, Franklin Gold & Precious Metals, Franklin High Income Trust, Franklin Templeton Int'l Trust, Franklin Investors Securities Trust, Franklin Managed Trust, Franklin Money Fund, Franklin Municipal Securities Trust, Franklin NY TF Income Fund, Franklin NY TF Trust, Franklin Real Estate Securities Trust, Franklin Strategic Mortgage Portfolio, Franklin Strategic Series, Franklin Tax Exempt Money Fund, Franklin TF Trust, Franklin Templeton Fund Allocator Series, Franklin Templeton Global Trust, Franklin Templeton Money Fund Trust |

Franklin Templeton Exhibit B

| Name | Age at date of document (10-30-2003) | Number of Portfolios in Fund Complex Overseen by Board Member | Other Directorships Held | Director/Trustee for Listed Trusts and Corporations |
|---|---|---|---|---|
| *Jimmy D. Gambill | 56 | N/A | None | Franklin CA TF Income Fund, Inc., Franklin Value Investors Trust, Franklin CA Tax Free Trust, Franklin Capital Growth Fund, Franklin Custodian Funds, Franklin Federal Money Fund, Franklin Federal TF Income Fund, Franklin Global Trust, Franklin Gold & Precious Metals Fund, Franklin High Income Trust, Franklin Investors Securities Trust, Franklin Managed Trust, Franklin Money Fund, Franklin Municipal Securities Trust, Franklin Mutual Series Fund Inc., Franklin NY TF Income Fund, Franklin NY TF Trust, Franklin Real Estate Securities Trust, Franklin Strategic Mortgage Portfolio, Franklin Strategic Series, Fraklin Tax Exempt Money Fund, Franklin TF Trust, Franklin Templeton Fund Allocator Series, Franklin Templeton Global Trust, Franklin Templeton Money Fund Trust, Franklin Templeton Variable Insurance Products Trust, Templeton Capital Accumulator Fund, Templeton China World Fund, Templeton Developing Markets Trust, Templeton Funds, Inc., Templeton Global Investment Trust, Templeton Global Opportunities Trust, Templeton Global Smaller Companies Fund, Templeton Growth Fund, Inc., Templeton Incom |
| *David P. Goss | 56 | N/A | None | Franklin CA TF Income Fund, Inc., Franklin Value Investors Trust, Franklin CA TF Income Fund Inc., Franklin CA Tax Free Trust, Franklin Capital Growth Fund, Franklin Custodian Funds, Franklin Federal Money Fund, Franklin Federal TF Income Fund, Franklin Global Trust, Franklin Gold & Precious Metals Fund, Franklin High Income Trust, Franklin Templeton Int'l Trust, Franklin Investors Securities Trust, Franklin Managed Trust, Franklin Money Funds, Franklin Municipal Securities Trust, Franklin Mutual Series Fund Inc., Franklin NY TF Income Fund, Franklin NY TF Trust, Franklin Real Estate Securities Trust, Franklin Strategic Mortgage Portfolio, Franklin Strategic Series, Franklin Tax Exempt Money Fund, Franklin TF Trust, Franklin Templeton Fund Allocator Series, Franklin Templeton Global Trust, Franklin Tempelton Money Fund Trust, Franklin Templeton Variable Insurance Products Trust, Templeton Capital Accumulator Fund, Templeton China World Fund, Templeton Developing Markets Trust, Templeton Funds, Inc., Templeton Global Investment Trust, Templeton Global Opportunities Trust, Templeto |

| Name | Age at date of document (10-30-2003) | Number of Portfolios in Fund Complex Overseen by Board Member | Other Directorships Held | Director/Trustee for Listed Trusts and Corporations |
|---|---|---|---|---|
| *Barbara J. Green | 56 | N/A | None | Franklin CA TF Income Fund, Inc., Franklin Value Investors Trust, Franklin CA TF Income Fund Inc., Franklin CA Tax Free Trust, Franklin Capital Growth Fund, Franklin Custodian Funds, Franklin Federal Money Fund, Franklin Federal TF Income Fund, Franklin Global Trust, Franklin Gold & Precious Metals Fund, Franklin High Income Trust, Franklin Templeton Int'l Trust, Franklin Investors Securities Trust, Franklin Managed Trust, Franklin Money Fund, Franklin Municipal Securities Trust, Franklin Mutual Series Fund Inc., Franklin NY TF Income Fund, Franklin NY TF Trust, Franklin Real Estate Securities Trust, Franklin Strategic Mortgage Portflio, Franklin Strategic Series, Franklin Tax Exempt Money Fund, Franklin TF Trust, Franklin Templeton Fund Allocator Series, Franklin Templeton Global Trust, Franklin Templeton Money Fund Trust, Franklin Templeton Variable Insurance Products Trust, Templeton Capital Accumulator Fund, Templeton China World Fund, Templeton Developing Markets Trust, Templeton Funds, Inc., Templeton Global Investment Trust, Templeton Global Opportunities Trust, Templeto |
| *Michael O. Magdol | 66 | N/A | Director, FTI ApplicableBanque; Arch Chemicals, Inc.; and Lingnan Foundation | Franklin CA TF Income Fund, Inc., Franklin Value Investors Trust, Franklin CA Tax Free Trust, Franklin Capital Growth Fund, Franklin Custodian Funds, Franklin Federal Money Fund, Franklin Federal TF Income Fund, Franklin Global Trust, Franklin Gold & Precious Metals Fund, Franklin High Income Trust, Franklin Templeton Int'l Trust, Franklin Investors Securities Trust, Franklin Managed Trust, Franklin Money Fund, Franklin Municipal Securities Trust, Franklin Mutual Series Fund Inc., Franklin NY TF Income Fund, Franklin NY TF Trust, Franklin Real Estate Securities Trust, Franklin Strategic Mortgage Portfolio, Franklin Strategic Series, Franklin Tax Exempt Money Fund, Franklin TF Trust, Franklin Templeton Fund Accumulator Series, Franklin Templeton Global Trust, Franklin Templeton Money Fund Trust, Templeton Capital Accumulator Fund, Templeton China World Fund, Templeton Developing Markets Trust, Templeton Funds, Inc., Templeton Global Investment Trust, Templeton Global Opportunities Trust, Templeton Global Smaller Companies Fund, Templeton Growth Fund Inc., Templeton Income |

| Name | Age at date of document (10-30-2003) | Number of Portfolios in Fund Complex Overseen by Board Member | Other Directorships Held | Director/Trustee for Listed Trusts and Corporations |
|---|---|---|---|---|
| *Kimberly H. Montaserio | 39 | N/A | None | Franklin CA TF Income Fund, Inc., Franklin Value Investors Trust, Franklin CA Tax Free Trust, Franklin Capital Growth Fund, Franklin Custodian Funds, Franklin Federal Money Fund, Franklin Federal TF Income Fund, Franklin Global Trust, Franklin Gold & Precious Metals Fund, Franklin High Income Trust, Franklin Templeton Int'l Trust, Franklin Investors Securities Trust, Franklin Managed Trust, Franklin Money Fund, Franklin Municipal Securities Trust, Franklin NY TF Income Fund, Franklin NY TF Trust, Franklin Real Estate Securities Trust, Franklin Strategic Mortgage Portfolio, Franklin Strategic Series, Franklin Tax Exempt Money Fund, Franklin TF Trust, Franklin Templeton Fund Allocator Series, Franklin Templeton Global Trust, Franklin Templeton Money Fund Trust, Franklin Templeton Variable Insurance Products Trust, Templeton Capital Accumulator Fund, Templeton China World Fund, Templeton Funds, Templeton Growth Fund Inc., Templeton Income Trust |

Franklin Templeton Exhibit B

| Name | Age at date of document (10-30-2003) | Number of Portfolios in Fund Complex Overseen by Board Member | Other Directorships Held | Director/Trustee for Listed Trusts and Corporations |
|---|---|---|---|---|
| *Murray L. Simpson | 66 | N/A | None | Frankllin Value Investors Trust, Franklin CA TF Income Fund Inc., Franklin CA Tax Free Trust, Franklin Capital Growth Fund, Franklin Custodian Funds, Franklin Federal Money Fund, Franklin Federal TF Income Fund, Franklin Global Trust, Franklin Gold & Precious Metals Fund, Franklin High Income Trust, Franklin Templeton Int'l Trust, Franklin Investors Securities Trust, Franklin Managed Trust, Franklin Money Fund, Franklin Municipal Securities Trust, Franklin NY TF Income Fund, Franklin NY TF Trust, Franklin Real Estate Securities Trust, Franklin Strategic Mortgage Portfolio, Franklin Strategic Series, Franklin Tax Exempt Money Fund, Franklin TF Trust, Franklin Templeton Fund Allocator Series, Franklin Templeton Global Trust, Franklin Templeton Money Fund Trust, Franklin Templeton Variable Insurance Products Trust, Templeton Capital Accumulator Fund, Templeton China World Fund, Templeton Developing Markets Trust, Templeton Funds Inc., Templeton Global Investment Trust, Templeton Global Opportunities Trust, Templeton Smaller Companies Fund, Templeton Growth Fund, Inc.,Templeton Income |
| *Thomas Walsh | 41 | N/A | None | Franklin CA TF Income Fund, Inc., Franklin CA Tax Free Trust, Franklin Federal TF Income Funds, Franklin Municipal Securities Trust, Franklin NY TF Trust, Franklin Tax Exempt Money Fund, Franklin TF Trust |
| Edith E. Holiday | 51 | 83 | Director, Amerada Hess Corp,; Hercules Inc,; Beverly Enterprises, Inc.; H.J. Heinz Co.; RTI Int'l Metals, Inc.,; Digex Inc,; and Canadian National Railway | Franklin CA TF Income Fund Inc., Franklin Capital Growth Funds, Franklin Custodian Funds, Franklin Global Trust, Franklin Gold & Precious Metals Fund, Franklin Templeton Int'l Trust, Franklin Investors Securities Trust, Franklin Municipal Securities Trust, Franklin NY TF Income Fund, Franklin Strategic Series, Franklin TF Trust, Franklin Templeton Fund Allocator Series, Templeton Capital Accumulator Fund, Templeton China World Fund, Templeton Developing Markets Trust, Templeton Global Investment Trust, Templeton Global Opportunities Trust, Templeton Global Smaller Companies Fund, Templeton Growth Fund, Inc., Templeton Income Trust, Templeton Institutional Funds Inc. |
| | | | | |
| *Interested Board Member | | | | |

# EXHIBIT C

## Franklin Templeton Exhibit C

**Nominal Defendants: Franklin Templeton Trusts, Corporations, Funds**

| Name of Trust | Funds Included |
|---|---|
| **Franklin Value Investors Trust** | Balance Sheet Investment Fund<br>Large Cap Value Fund<br>Small Cap Value Fund<br>Microcap Value Fund |
| **Franklin CA Tax Free Income Fund, Inc.** | Franklin CA Tax Free Income Fund, Inc. |
| **Franklin CA Tax Free Trust** | Insured Tax Free Income Fund<br>Tax Exempt Money Fund<br>Limited Term Tax Free Income Fund<br>Intermediate Term Tax Free Income Fund |
| **Franklin Capital Growth Fund** | Franklin Capital Growth Fund |
| **Franklin Custodian Funds** | Dynatech Fund<br>Growth Fund<br>Income Fund<br>U.S. Govt Securities Fund<br>Utilities Fund |
| **Franklin Federal Money Fund** | Franklin Federal Money Fund |
| **Franklin Federal Tax Free Income Fund** | Franklin Federal Tax Free Income Fund |
| **Franklin Global Trust** | Fiduciary European Smaller Companies Fund<br>Fiduciary Large Capitalization Growth & Income Fund<br>Fiduciary Small Capitalization Equity Fund<br>Fiduciary Core Fixed Income Fund<br>Fiduciary Core Plus Fixed Income Fund<br>Fiduciary High Income Fund<br>Fiduciary International Smaller Companies Growth Fund |
| **Franklin Gold & Precious Metals Fund** | Franklin Gold & Precious Metals Fund |
| **Franklin High Income Trust** | Franklin's Age High Income Fund |

**Franklin Templeton Exhibit C**

| | |
|---|---|
| **Franklin Investors Securities Trust** | Adjustable U.S. Govt Securities Fund<br>Convertible Securities Fund<br>Equity Income Fund<br>Floating Rate Daily Access Fund<br>Short-Intermediate U.S. Govt Securities Fund<br>Total Return Fund |
| **Franklin Managed Trust** | Franklin Rising Dividends Fund |
| **Franklin Money Fund** | Franklin Money Fund |
| **Franklin Municipal Securities Trust** | CA High Yield Municipal Fund<br>TN Municipal Bond Fund |
| **Franklin Mutual Series Fund, Inc.** | Mutual Financial Services Fund<br>Mutual European Fund<br>Mutual Beacon Fund<br>Mutual Discovery Fund<br>Mutual Qualified Fund<br>Mutual Shares Fund |
| **Franklin NY Tax Free Income Fund** | Franklin NY Tax Free Income Fund |
| **Franklin NY Tax Free Trust** | NY Insured Tax Free Income Fund<br>NY Intermediate Term Tax Free Income Fund<br>NY Limited Term Tax Free Income Fund<br>NY Tax Exempt Money Fund |
| **Franklin Real Estate Securities Trust** | Franklin Real Estate Securities Trust |
| **Franklin Strategic Mortgage Portfolio** | Franklin Strategic Mortgage Portfolio |

## Franklin Templeton Exhibit C

| | |
|---|---|
| **Franklin Strategic Series** | Aggressive Growth Fund<br>Biotechnology Discovery Fund<br>Blue Chip Fund<br>Flex Cap Growth Fund<br>Global Communications Fund<br>Global Health Care Fund<br>Natural Resources Fund<br>Large Cap Growth Fund<br>Small Cap Growth Fund<br>Small-Mid Cap Growth Fund II<br>Strategic Income Fund<br>Technology Fund<br>U.S. Long Short Fund<br>CA Growth Fund |
| **Franklin Tax Exempt Money Fund** | Franklin Tax Exempt Money Fund |
| **Franklin Tax Free Trust** | FL Insured Tax Free Income Fund<br>Insured Tax Free Income Fund<br>MA Insured Tax Free Income Fund<br>MI Insured Tax Free Income Fund<br>MN Insured Tax Free Income Fund<br>OH Insured Tax Free Income Fund<br>AL Tax Free Income Fund<br>FL Tax Free Income Fund<br>GA Tax Free Income Fund<br>KY Tax Free Income Fund<br>LA Tax Free Income Fund<br>MD Tax Free Income Fund<br>MO Tax Free Income Fund<br>NC Tax Free Income Fund<br>VA Tax Free Income Fund<br>AZ Tax Free Income Fund<br>CO Tax Free Income Fund<br>CT Tax Free Income Fund<br>Double Tax Free Income Fund<br>Federal Intermediate Term Tax Free Income Fund<br>High Yield Tax Free Income Fund<br>NJ Tax Free Income Fund<br>OR Tax Free Income Fund<br>PA Tax Free Income Fund<br>Federal Term Tax Free Income Fund<br>TX Tax Free Income Fund<br>Puerto Rico Tax Free Income Fund |

**Franklin Templeton Exhibit C**

| | |
|---|---|
| **Franklin Templeton Intl Trust** | Templeton Foreign Smaller Companies Fund<br>Templeton Global Long-Short Fund<br>Templeton Pacific Growth Fund |
| **Franklin Templeton Fund Allocator Series** | Conservative Target Fund<br>Moderate Target Fund<br>Growth Target Fund<br>Founding Funds Allocation Fund<br>Corefolio Allocation Fund |
| **Franklin Templeton Global Trust** | Hard Currency Fund |
| **Franklin Templeton Money Fund Trust** | Money Fund |
| **Franklin Templeton Variable Ins. Prod Trust** | Franklin Aggressive Growth Securities Fund<br>Franklin Global Communications Securities Fund<br>Franklin Global Health Care Securities Fund<br>Franklin Growth & Income Securities Fund<br>Templeton Growth Securities Fund<br>Franklin High Income Fund<br>Franklin Income Securities Fund<br>Franklin Large Cap Growth Securities Fund<br>Franklin Money Market Fund<br>Franklin Natural Resources Securities Fund<br>Franklin Real Estate Fund<br>Franklin Rising Dividends Securities Fund<br>Franklin Small Cap Value Securities Fund<br>Franklin S & P 500 Index Fund<br>Franklin Small Cap Fund<br>Franklin Strategic Income Securities Fund<br>Franklin Strategic Income Fund<br>Franklin Technology Securities Fund<br>Templeton Asset Strategy Fund<br>Franklin U.S. Govt Fund<br>Franklin Value Securities Fund<br>Franklin Zero Coupon Funds - 2005, 2010<br>Franklin Mutual Discovery Securities Fund<br>Franklin Mutual Shares Securities Fund<br>Templeton Developing Markets Securities Fund<br>Templeton Global Income Securities Fund<br>Templeton Intl Securities Fund<br>Templeton Intl Smaller Companies Fund<br>Templeton Pacific Growth Securities Fund<br>Templeton Global Growth Fund<br>Templeton Asset Strategy Fund |

**Franklin Templeton Exhibit C**

| | |
|---|---|
| | Capital Growth Fund<br>Templeton Foreign Securities Fund<br>Templeton Global Asset Allocation Fund |
| **Templeton Capital Accumulator Fund** | Templeton Capital Accumulator Fund |
| **Templeton China World Fund** | Templeton China World Fund |
| **Templeton Developing Markets Trust** | Templeton Developing Markets Trust |
| **Templeton Funds, Inc.** | Templeton Foreign Fund<br>Templeton World Fund |
| **Templeton Global Investment Trust** | Templeton International (Ex EM) Fund<br>Franklin Templeton Non-US Dynamic Core Equity Fun |
| **Templeton Global Opportunities Trust** | Templeton Global Opportunities Trust |
| **Templeton Global Smaller Companies Fund, Inc.** | Templeton Global Smaller Companies Fund, Inc. |
| **Templeton Growth Fund Inc.** | Templeton Growth Fund Inc. |
| **Templeton Income Trust** | Templeton Global Bond Fund |
| **Templeton Institutional Funds Inc.** | Foreign Equity Series - Primary Shares<br>Foreign Equity Series - Service Shares<br>Emerging Markets Series<br>Emerging Fixed Income Markets Series<br>Foreign Smaller Companies Series<br>Franklin-Templeton Non-US Core Equity Series |

# EXHIBIT D

Franklin Templeton Exhibit D

| Year | Fund | Management | Admin | Fees 12b-1 | Year Ending Date |
|---|---|---|---|---|---|
| **2004** | **Franklin Age High Income Fund** | $13,201,572 | - | | 5/31/2004 |
| 2004 | Franklin Age High Income Fund A | | | $3,262,080 | |
| 2004 | Franklin Age High Income Fund B | | | $1,344,470 | |
| 2004 | Franklin Age High Income Fund C | | | $2,969,358 | |
| 2004 | Franklin Age High Income Fund R | | | $15,253 | |
| **2004** | **Franklin California High Yield Municipal Fund** | $3,145,944 | - | | 5/31/2004 |
| 2004 | Franklin California High Yield Municipal Fund A | | | $538,215 | |
| 2004 | Franklin California High Yield Municipal Fund B | | | $186,984 | |
| 2004 | Franklin California High Yield Municipal Fund C | | | $499,781 | |
| **2004** | **Franklin California Tax-Free Income Fund** | $62,039,052 | - | | 6/30/2004 |
| 2004 | Franklin California Tax-Free Income Fund A | | | $10,769,528 | |
| 2004 | Franklin California Tax-Free Income Fund B | | | $2,586,698 | |
| 2004 | Franklin California Tax-Free Income Fund C | | | $3,450,009 | |
| **2004** | **Franklin Mutual Recovery Fund** | $529,453 | $70,594 | | |
| 2004 | Franklin Mutual Recovery Fund A | | | $21,140 | |
| 2004 | Franklin Mutual Recovery Fund B | | | $3,948 | |
| 2004 | Franklin Mutual Recovery Fund C | | | $41,340 | |
| **2004** | **Franklin Tennessee Municipal Bond Fund** | $701,159 | - | | 5/31/2004 |
| 2004 | Franklin Tennessee Municipal Bond Fund A | | | $115,230 | |
| **2003** | **Franklin Adjustable U.S. Government Securities Fund** | - | $637,547 | | 10/31/2003 |
| 2003 | Franklin Adjustable U.S. Government Securities Fund A | | | $1,590,294 | |
| 2003 | Franklin Adjustable U.S. Government Securities Fund C | | | $14,628 | |
| **2003** | **Franklin Age High Income Fund** | $10,477,552 | - | | |
| 2003 | Franklin Age High Income Fund A | | | $2,585,519 | |
| 2003 | Franklin Age High Income Fund B | | | $953,299 | |
| 2003 | Franklin Age High Income Fund C | | | $2,262,507 | |
| 2003 | Franklin Age High Income Fund R | | | $6,012 | |
| **2003** | **Franklin Balance Sheet Investment Fund** | $12,199,191 | - | | |
| 2003 | Franklin Balance Sheet Investment Fund A | | | $6,346,077 | |
| 2003 | Franklin Balance Sheet Investment Fund B | | | $915,163 | |
| 2003 | Franklin Balance Sheet Investment Fund C | | | $1,164,273 | |
| 2003 | Franklin Balance Sheet Investment Fund R | | | $49,060 | |
| **2003** | **Franklin California High Yield Municipal Fund** | $3,059,379 | - | | |
| 2003 | Franklin California High Yield Municipal Fund A | | $516,445 | | |
| 2003 | Franklin California High Yield Municipal Fund B | | $175,027 | | |

| | | | |
|---|---|---|---|
| 2003 Franklin California High Yield Municipal Fund C | | $498,225 | |
| **2003 Franklin California Insured Tax-Free Income Fund** | $9,539,433 | - | |
| 2003 Franklin California Insured Tax-Free Income Fund A | | | $1,810,508 |
| 2003 Franklin California Insured Tax-Free Income Fund B | | | $466,238 |
| 2003 Franklin California Insured Tax-Free Income Fund C | | | $818,624 |
| **2003 Franklin California Intermediate-Term Tax-Free Income Fund** | $1,963,050 | - | |
| 2003 Franklin California Intermediate-Term Tax-Free Income Fund A | | | $376,948 |
| **2003 Franklin California Tax-Exempt Money Fund** | $3,402,097 | - | |
| 2003 Franklin California Tax-Exempt Money Fund A | | | $0 |
| **2003 Franklin California Tax-Free Income Fund** | $63,771,436 | - | |
| 2003 Franklin California Tax-Free Income Fund A | | | $10,965,739 |
| 2003 Franklin California Tax-Free Income Fund B | | | $2,373,795 |
| 2003 Franklin California Tax-Free Income Fund C | | | $3,282,316 |
| **2003 Franklin Convertible Securities Fund** | $1,540,225 | - | |
| 2003 Franklin Convertible Securities Fund A | | | $534,142 |
| 2003 Franklin Convertible Securities Fund C | | | $768,869 |
| **2003 Franklin DynaTech Fund** | $2,629,072 | - | |
| 2003 Franklin DynaTech Fund A | | | $1,190,019 |
| 2003 Franklin DynaTech Fund B | | | $70,539 |
| 2003 Franklin DynaTech Fund C | | | $579,726 |
| **2003 Franklin Equity Income Fund** | $2,857,841 | - | |
| 2003 Franklin Equity Income Fund A | | | $1,124,872 |
| 2003 Franklin Equity Income Fund B | | | $300,108 |
| 2003 Franklin Equity Income Fund C | | | $1,170,444 |
| 2003 Franklin Equity Income Fund R | | | $47,282 |
| **2003 Franklin Fiduciary European Smaller Companies Fund** | $805,106 | $161,428 | |
| **2003 Franklin Fiduciary Large Capitalization Growth and Income Fund** | $303,156 | $80,842 | |
| **2003 Franklin Fiduciary Small Capitalization Equity Fund** | $351,888 | $70,411 | |
| **2003 Franklin Floating Rate Master Trust** | $1,626,195 | $303,261 | |
| **2003 Franklin Floating Rate Trust** | $10,375,588 | $1,608,964 | |
| **2003 Franklin Gold And Precious Metals Fund** | $1,703,634 | - | |
| 2003 Franklin Gold And Precious Metals Fund A | | | $615,102 |
| 2003 Franklin Gold And Precious Metals Fund B | | | $192,861 |
| 2003 Franklin Gold And Precious Metals Fund C | | | $507,883 |
| **2003 Franklin Growth Fund** | $7,978,241 | - | |
| 2003 Franklin Growth Fund A | | | $3,354,736 |
| 2003 Franklin Growth Fund B | | | $888,537 |

| | | | |
|---|---|---|---|
| 2003 Franklin Growth Fund C | | | $2,475,579 |
| 2003 Franklin Growth Fund R | | | $46,602 |
| **2003 Franklin Income Fund** | $52,366,332 | - | |
| 2003 Franklin Income Fund A | | | $11,094,884 |
| 2003 Franklin Income Fund B | | | $11,552,320 |
| 2003 Franklin Income Fund B1 | | | $2,952,918 |
| 2003 Franklin Income Fund C | | | $15,629,354 |
| 2003 Franklin Income Fund R | | | $98,733 |
| **2003 Franklin Large Cap Value Fund** | $359,576 | $141,229 | |
| 2003 Franklin Large Cap Value Fund A | | | $137,381 |
| 2003 Franklin Large Cap Value Fund B | | | -$66,345 |
| 2003 Franklin Large Cap Value Fund C | | | $234,095 |
| 2003 Franklin Large Cap Value Fund R | | | $1,808 |
| **2003 Franklin MicroCap Value Fund** | $1,733,760 | - | |
| 2003 Franklin MicroCap Value Fund A | | | $591,928 |
| 2003 Franklin MicroCap Value Fund B | | | -- |
| 2003 Franklin MicroCap Value Fund C | | | -- |
| 2003 Franklin MicroCap Value Fund R | | | -- |
| **2003 Franklin Short-Intermediate U.S Government Securities Fund** | $1,769,256 | | |
| 2003 Franklin Short-Intermediate U.S Government Securities Fund A | | | $331,257 |
| **2003 Franklin Small Cap Value Fund** | $2,213,920 | - | |
| 2003 Franklin Small Cap Value Fund A | | | $560,307 |
| 2003 Franklin Small Cap Value Fund B | | | $361,705 |
| 2003 Franklin Small Cap Value Fund C | | | $911,386 |
| 2003 Franklin Small Cap Value Fund R | | | $19,274 |
| **2003 Franklin Tennessee Municipal Bond Fund** | $653,881 | - | |
| 2003 Franklin Tennessee Municipal Bond Fund A | | | $105,819 |
| **2003 Franklin Total Return Fund** | $1,196,029 | $580,318 | |
| 2003 Franklin Total Return Fund A | | | $310,884 |
| 2003 Franklin Total Return Fund B | | | $62,255 |
| 2003 Franklin Total Return Fund C | | | $71,415 |
| 2003 Franklin Total Return Fund R | | | $27,206 |
| **2003 Franklin U.S. Government Securities Fund** | $42,902,198 | - | |
| 2003 Franklin U.S. Government Securities Fund A | | | $9,509,881 |
| 2003 Franklin U.S. Government Securities Fund B | | | $4,344,330 |
| 2003 Franklin U.S. Government Securities Fund C | | | $5,756,089 |
| 2003 Franklin U.S. Government Securities Fund R | | | $194,929 |

Franklin Templeton Exhibit D

| | | | |
|---|---|---|---|
| **2003 Franklin Utilities Fund** | $6,532,837 | - | |
| 2003 Franklin Utilities Fund A | | | $1,634,873 |
| 2003 Franklin Utilities Fund B | | | $408,371 |
| 2003 Franklin Utilities Fund C | | | $902,243 |
| 2003 Franklin Utilities Fund R | | | $3,566 |
| **2003 Franlkin Floating Rate Daily Access Fund** | $652,238 | $319,407 | |
| 2003 Franlkin Floating Rate Daily Access Fund A | | | $167,130 |
| 2003 Franlkin Floating Rate Daily Access Fund B | | | $192,892 |
| 2003 Franlkin Floating Rate Daily Access Fund C | | | $434,381 |
| **2003 Templeton Foreign Small Companies Fund** | $1,812,511 | - | |
| 2003 Templeton Foreign Small Companies Fund A | | | $419,389 |
| 2003 Templeton Foreign Small Companies Fund B | | | $22,039 |
| 2003 Templeton Foreign Small Companies Fund C | | | $64,838 |
| **2003 Templeton Global Long-Short Fund** | $2,493,635 | $286,026 | |
| 2003 Templeton Global Long-Short Fund A | | | $283,039 |
| 2003 Templeton Global Long-Short Fund B | | | $461,809 |
| | | | |
| **2002 Franklin Adjustable U.S. Government Securities Fund** | - | $371,865 | |
| 2002 Franklin Adjustable U.S. Government Securities Fund A | | | $931,615 |
| **2002 Franklin Age High Income Fund** | $11,852,697 | - | |
| 2002 Franklin Age High Income Fund A | | | $2,927,522 |
| 2002 Franklin Age High Income Fund B | | | $857,897 |
| 2002 Franklin Age High Income Fund C | | | $2,350,052 |
| 2002 Franklin Age High Income Fund R | | | $596 |
| **2002 Franklin Balance Sheet Investment Fund** | $11,038,676 | $104,555 | |
| 2002 Franklin Balance Sheet Investment Fund A | | | $5,569,368 |
| 2002 Franklin Balance Sheet Investment Fund B | | | $751,175 |
| 2002 Franklin Balance Sheet Investment Fund C | | | $1,002,013 |
| 2002 Franklin Balance Sheet Investment Fund R | | | $19,056 |
| **2002 Franklin California High Yield Municipal Fund** | $2,909,973 | - | |
| 2002 Franklin California High Yield Municipal Fund A | | | $501,188 |
| 2002 Franklin California High Yield Municipal Fund B | | | $110,386 |
| 2002 Franklin California High Yield Municipal Fund C | | | $471,826 |
| **2002 Franklin California Insured Tax-Free Income Fund** | $8,742,357 | - | |
| 2002 Franklin California Insured Tax-Free Income Fund A | | | $1,656,429 |
| 2002 Franklin California Insured Tax-Free Income Fund B | | | $264,102 |

| | | | | |
|---|---|---|---|---|
| 2002 | Franklin California Insured Tax-Free Income Fund C | | | $622,349 |
| **2002** | **Franklin California Intermediate-Term Tax-Free Income Fund** | $1,524,134 | - | |
| 2002 | Franklin California Intermediate-Term Tax-Free Income Fund A | | | $278,883 |
| **2002** | **Franklin California Tax-Exempt Money Fund** | $3,310,647 | - | |
| 2002 | Franklin California Tax-Exempt Money Fund A | | | $0 |
| **2002** | **Franklin California Tax-Free Income Fund** | $62,343,867 | - | |
| 2002 | Franklin California Tax-Free Income Fund A | | | $10,666,048 |
| 2002 | Franklin California Tax-Free Income Fund B | | | $1,666,864 |
| 2002 | Franklin California Tax-Free Income Fund C | | | $2,778,166 |
| **2002** | **Franklin Convertible Securities Fund** | $1,366,009 | - | |
| 2002 | Franklin Convertible Securities Fund A | | | $470,676 |
| 2002 | Franklin Convertible Securities Fund C | | | $564,795 |
| **2002** | **Franklin DynaTech Fund** | $2,913,459 | - | |
| 2002 | Franklin DynaTech Fund A | | | $1,316,783 |
| 2002 | Franklin DynaTech Fund B | | | $59,755 |
| 2002 | Franklin DynaTech Fund C | | | $715,028 |
| **2002** | **Franklin Equity Income Fund** | $2,750,903 | - | |
| 2002 | Franklin Equity Income Fund A | | | $1,070,191 |
| 2002 | Franklin Equity Income Fund B | | | $173,171 |
| 2002 | Franklin Equity Income Fund C | | | $975,408 |
| 2002 | Franklin Equity Income Fund R | | | $1,229 |
| **2002** | **Franklin Floating Rate Daily Access Fund** | $447,527 | $215,861 | |
| 2002 | Franklin Floating Rate Daily Access Fund A | | | $106,440 |
| 2002 | Franklin Floating Rate Daily Access Fund B | | | $117,686 |
| 2002 | Franklin Floating Rate Daily Access Fund C | | | $251,015 |
| **2002** | **Franklin Floating Rate Master Trust** | - | $2,118,622 | |
| **2002** | **Franklin Floating Rate Trust** | $17,761,855 | $2,293,349 | |
| **2002** | **Franklin Global Aggressive Growth Fund** | $14,295 | $3,614 | |
| 2002 | Franklin Global Aggressive Growth Fund A | | | $3,342 |
| 2002 | Franklin Global Aggressive Growth Fund B | | | $2,033 |
| 2002 | Franklin Global Aggressive Growth Fund C | | | $2,749 |
| **2002** | **Franklin Global Growth Fund** | $17,479 | $4,466 | |
| 2002 | Franklin Global Growth Fund A | | | $4,021 |
| 2002 | Franklin Global Growth Fund B | | | $4,087 |
| 2002 | Franklin Global Growth Fund C | | | $3,231 |
| **2002** | **Franklin Gold And Precious Metals Fund** | $1,330,819 | - | |
| 2002 | Franklin Gold And Precious Metals Fund A | | | $477,147 |

| | | | |
|---|---|---|---|
| 2002 Franklin Gold And Precious Metals Fund B | | | $76,016 |
| 2002 Franklin Gold And Precious Metals Fund C | | | $311,164 |
| **2002 Franklin Growth Fund** | $9,853,877 | - | |
| 2002 Franklin Growth Fund A | | | $4,275,831 |
| 2002 Franklin Growth Fund B | | | $860,173 |
| 2002 Franklin Growth Fund C | | | $3,190,431 |
| 2002 Franklin Growth Fund R | | | $4,700 |
| **2002 Franklin Income Fund** | $38,941,995 | - | |
| 2002 Franklin Income Fund A | | | $9,520,852 |
| 2002 Franklin Income Fund B | | | $2,944,641 |
| 2002 Franklin Income Fund B1 | | | $3,210,543 |
| 2002 Franklin Income Fund C | | | $8,906,182 |
| 2002 Franklin Income Fund R | | | $8,936 |
| **2002 Franklin Large Cap Value Fund** | $266,889 | - | |
| 2002 Franklin Large Cap Value Fund A | | | $111,129 |
| 2002 Franklin Large Cap Value Fund B | | | $46,204 |
| 2002 Franklin Large Cap Value Fund C | | | $154,503 |
| 2002 Franklin Large Cap Value Fund R | | | $19 |
| **2002 Franklin MicroCap Value Fund** | $2,057,200 | - | |
| 2002 Franklin MicroCap Value Fund A | | | $731,517 |
| 2002 Franklin MicroCap Value Fund B | | | -- |
| 2002 Franklin MicroCap Value Fund C | | | -- |
| 2002 Franklin MicroCap Value Fund R | | | -- |
| **2002 Franklin Short-Intermediate U.S Government Securities Fund** | $1,253,260 | - | |
| 2002 Franklin Short-Intermediate U.S Government Securities Fund A | | | $216,846 |
| **2002 Franklin Small Cap Value Fund** | $1,715,207 | - | |
| 2002 Franklin Small Cap Value Fund A | | | $475,115 |
| 2002 Franklin Small Cap Value Fund B | | | $218,730 |
| 2002 Franklin Small Cap Value Fund C | | | $711,010 |
| 2002 Franklin Small Cap Value Fund R | | | $525 |
| **2002 Franklin Tennessee Municipal Bond Fund** | $578,869 | - | |
| 2002 Franklin Tennessee Municipal Bond Fund A | | | $92,649 |
| **2002 Franklin Total Return Fund** | $700,022 | $344,078 | |
| 2002 Franklin Total Return Fund A | | | $199,945 |
| 2002 Franklin Total Return Fund B | | | $6,597 |
| 2002 Franklin Total Return Fund C | | | $6,545 |
| 2002 Franklin Total Return Fund R | | | $3,844 |

| | | | | |
|---|---|---|---|---|
| **2002 Franklin U.S. Government Securities Fund** | $37,751,003 | - | | |
| 2002 Franklin U.S. Government Securities Fund A | | | $8,439,289 | |
| 2002 Franklin U.S. Government Securities Fund B | | | $2,374,596 | |
| 2002 Franklin U.S. Government Securities Fund C | | | $3,560,308 | |
| 2002 Franklin U.S. Government Securities Fund R | | | $16,896 | |
| **2002 Franklin Utilities Fund** | $6,459,602 | - | | |
| 2002 Franklin Utilities Fund A | | | $1,842,526 | |
| 2002 Franklin Utilities Fund B | | | $154,666 | |
| 2002 Franklin Utilities Fund C | | | $352,703 | |
| 2002 Franklin Utilities Fund R | | | $245 | |
| **2002 Templeton Foreign Small Companies Fund** | $899,661 | - | | |
| 2002 Templeton Foreign Small Companies Fund A | | | $205,047 | |
| 2002 Templeton Foreign Small Companies Fund B | | | $10,587 | |
| 2002 Templeton Foreign Small Companies Fund C | | | $22,460 | |
| **2002 Templeton Global Long-Short Fund** | $1,982,800 | $216,543 | | |
| 2002 Templeton Global Long-Short Fund A | | | $254,561 | |
| 2002 Templeton Global Long-Short Fund B | | | $328,935 | |
| **2002 Templeton Pacific Growth Fund** | $261,528 | - | | |
| 2002 Templeton Pacific Growth Fund A | | | $57,523 | |
| 2002 Templeton Pacific Growth Fund C | | | $51,002 | |
| | | | | |
| **2004 Franklin Aggressive Growth Fund** | 739981 | | | 4/30/2004 |
| 2004 Franklin Aggressive Growth Fund A | | | $275,300 | |
| 2004 Franklin Aggressive Growth Fund B | | | $170,770 | |
| 2004 Franklin Aggressive Growth Fund C | | | $308,225 | |
| 2004 Franklin Aggressive Growth Fund R | | | $6,457 | |
| 2004 Franklin Aggressive Growth Fund Advisor | | | | |
| **2004 Franklin Alabama Tax Free Income Fund** | $1,421,078 | | | |
| 2004 Franklin Alabama Tax Free Income Fund Class A | | | $231,101 | 2/29/2004 |
| 2004 Franklin Alabama Tax Free Income Fund Class B | | | | |
| 2004 Franklin Alabama Tax Free Income Fund Class C | | | $190,651 | |
| **2004 Franklin Arizona Tax-Free Income Fund** | $4,504,067 | | | 2/29/2004 |
| 2004 Franklin Arizona Tax-Free Income Fund Class A | | | $883,304 | |
| 2004 Franklin Arizona Tax-Free Income Fund Class B | | | $151,511 | |
| 2004 Franklin Arizona Tax-Free Income Fund Class C | | | $269,546 | |
| **2004 Franklin Biotechnology Discovery Fund** | $2,937,572 | | | 4/30/2004 |
| 2004 Franklin Biotechnology Discovery Fund Class A | | | $1,558,004 | |

| | | | | |
|---|---|---|---|---|
| 2004 | Franklin Biotechnology Discovery Fund Class B | | | |
| 2004 | Franklin Biotechnology Discovery Fund Class C | | | |
| **2004** | **Franklin Blue Chip Fund** | $1,718,197 | | 4/30/2004 |
| 2004 | Franklin Blue Chip Fund Class A | | $514,514 | |
| 2004 | Franklin Blue Chip Fund Class B | | $209,784 | |
| 2004 | Franklin Blue Chip Fund Class C | | $418,637 | |
| 2004 | Franklin Blue Chip Fund Class R | | $23,223 | |
| **2004** | **Franklin California Limited Term Tax-Free Income Fund** | $50,130 | | 6/30/2004 |
| 2004 | Franklin California Limited Term Tax-Free Income Fund Class A | | $15,091 | |
| 2004 | Franklin California Limited Term Tax-Free Income Fund Class B | | | |
| 2004 | Franklin California Limited Term Tax-Free Income Fund Class C | | | |
| **2004** | **Franklin Capital Growth Fund** | $6,884,932 | | 6/30/2004 |
| 2004 | Franklin Capital Growth Fund Class A | | $2,738,639 | |
| 2004 | Franklin Capital Growth Fund Class B | | $745,025 | |
| 2004 | Franklin Capital Growth Fund Class C | | $1,870,431 | |
| 2004 | Franklin Capital Growth Fund Class R | | $146,099 | |
| **2004** | **Franklin Colorado Tax-Free Income Fund** | $1,951,777 | | 2/29/2004 |
| 2004 | Franklin Colorado Tax-Free Income Fund Class A | | $335,492 | |
| 2004 | Franklin Colorado Tax-Free Income Fund Class B | | | |
| 2004 | Franklin Colorado Tax-Free Income Fund Class C | | $289,333 | |
| **2004** | **Franklin Connecticut Tax-Free Income Fund** | $1,658,094 | | 2/29/2004 |
| 2004 | Franklin Connecticut Tax-Free Income Fund Class A | | $270,164 | |
| 2004 | Franklin Connecticut Tax-Free Income Fund Class B | | | |
| 2004 | Franklin Connecticut Tax-Free Income Fund Class C | | $296,006 | |
| **2003** | **Franklin Convertible Securities Fund** | $1,540,225 | | 10/31/2003 |
| 2003 | Franklin Convertible Securities Fund Class A | | $534,142 | |
| 2003 | Franklin Convertible Securities Fund Class B | | | |
| 2003 | Franklin Convertible Securities Fund Class C | | $768,869 | |
| 2003 | Franklin Convertible Securities Fund Class R | | | |
| **2004** | **Franklin Double Tax-Free Income Fund** | $1,714,663 | | 2/29/2004 |
| 2004 | Franklin Double Tax-Free Income Fund Class A | | $285,988 | |
| 2004 | Franklin Double Tax-Free Income Fund Class B | | | |
| 2004 | Franklin Double Tax-Free Income Fund Class C | | $266,120 | |
| **2004** | **Franklin Federal Intermediate-Term Tax-Free Income Fund** | $2,168,068 | | 2/29/2004 |
| 2004 | Franklin Federal Intermediate-Term Tax-Free Income Fund Class A | | | |
| 2004 | Franklin Federal Intermediate-Term Tax-Free Income Fund Class B | | | |
| 2004 | Franklin Federal Intermediate-Term Tax-Free Income Fund Class C | | $28,382 | |

| | | | |
|---|---|---|---|
| **2004 Franklin Federal Limited-Term Tax-Free Income Fund** | $43,166 | | 2/29/2004 |
| 2004 Franklin Federal Limited-Term Tax-Free Income Fund Class A | | $13,055 | |
| 2004 Franklin Federal Limited-Term Tax-Free Income Fund Class B | | | |
| 2004 Franklin Federal Limited-Term Tax-Free Income Fund Class C | | | |
| **2004 Franklin Federal Tax-Free Income Fund** | $33,557,064 | | 4/30/2004 |
| 2004 Franklin Federal Tax-Free Income Fund Class A | | $5,878,482 | |
| 2004 Franklin Federal Tax-Free Income Fund Class B | | $1,956,737 | |
| 2004 Franklin Federal Tax-Free Income Fund Class C | | $2,550,789 | |
| **2004 Franklin Federal Money Fund** | | | 6/30/2004 |
| **2004 Franklin Flex Cap Growth Fund** | $7,700,097 | | 4/30/2004 |
| 2004 Franklin Flex Cap Growth Fund Class A | | $3,259,428 | |
| 2004 Franklin Flex Cap Growth Fund Class B | | $1,198,500 | |
| 2004 Franklin Flex Cap Growth Fund Class C | | $2,756,511 | |
| 2004 Franklin Flex Cap Growth Fund Class R | | $153,694 | |
| **2004 Franklin Florida Tax-Free Income Fund** | $8,230,031 | | 2/29/2004 |
| 2004 Franklin Florida Tax-Free Income Fund Class A | | $1,593,132 | |
| 2004 Franklin Florida Tax-Free Income Fund Class B | | $440,507 | |
| 2004 Franklin Florida Tax-Free Income Fund Class C | | $769,298 | |
| **2004 Franklin Florida Insured Tax-Free Income Fund** | $890,289 | | 2/29/2004 |
| 2004 Franklin Florida Insured Tax-Free Income Fund Class A | | $153,563 | |
| 2004 Franklin Florida Insured Tax-Free Income Fund Class B | | | |
| 2004 Franklin Florida Insured Tax-Free Income Fund Class C | | | |
| **2004 Franklin Georgia Tax Free Income Fund** | $1,151,422 | | 2/29/2004 |
| 2004 Franklin Georgia Tax Free Income Fund Class A | | $171,966 | |
| 2004 Franklin Georgia Tax Free Income Fund Class B | | | |
| 2004 Franklin Georgia Tax Free Income Fund Class C | | $223,274 | |
| **2003 Franklin Global Aggressive Growth Fund** | $9,864 | | 7/31/2003 |
| 2003 Franklin Global Aggressive Growth Fund Class A | | $1,796 | |
| 2003 Franklin Global Aggressive Growth Fund Class B | | $2,149 | |
| 2003 Franklin Global Aggressive Growth Fund Class C | | $3,827 | |
| **2004 Franklin Global Communications Fund** | $451,445 | | 4/30/2004 |
| 2004 Franklin Global Communications Fund Class A | | $156,539 | |
| 2004 Franklin Global Communications Fund Class B | | $32,507 | |
| 2004 Franklin Global Communications Fund Class C | | $87,961 | |
| **2003 Franklin Global Growth Fund** | $15,117 | | 7/31/2003 |
| 2003 Franklin Global Growth Fund Class A | | $2,897 | |
| 2003 Franklin Global Growth Fund Class B | | $4,202 | |

| | | | | |
|---|---|---|---|---|
| 2003 | Franklin Global Growth Fund Class C | | $3,995 | |
| **2004** | **Franklin Global Health Care Fund** | $712,613 | | 4/30/2004 |
| 2004 | Franklin Global Health Care Fund Class A | | $217,856 | |
| 2004 | Franklin Global Health Care Fund Class B | | $107,973 | |
| 2004 | Franklin Global Health Care Fund Class C | | $219,429 | |
| **2003** | **Franklin Gold and Precious Metals Fund** | $1,703,634 | | 7/31/2003 |
| 2003 | Franklin Gold and Precious Metals Fund Class A | | $615,102 | |
| 2003 | Franklin Gold and Precious Metals Fund Class B | | $192,861 | |
| 2003 | Franklin Gold and Precious Metals Fund Class C | | $507,883 | |
| **2004** | **Franklin High Yield Tax-Free Income Fund** | $23,532,184 | | 2/29/2004 |
| 2004 | Franklin High Yield Tax-Free Income Fund Class A | | $4,134,988 | |
| 2004 | Franklin High Yield Tax-Free Income Fund Class B | | $1,501,112 | |
| 2004 | Franklin High Yield Tax-Free Income Fund Class C | | $3,440,056 | |
| **2004** | **Franklin Insured Tax-Free Income** | $8,871,303 | | 2/29/2004 |
| 2004 | Franklin Insured Tax-Free Income Class A | | $1,627,837 | |
| 2004 | Franklin Insured Tax-Free Income Class B | | $646,709 | |
| 2004 | Franklin Insured Tax-Free Income Class C | | $973,882 | |
| **2004** | **Franklin Kentucky Tax-Free Income Fund** | $711,079 | | 2/29/2004 |
| 2004 | Franklin Kentucky Tax-Free Income Fund Class A | | $119,807 | |
| 2004 | Franklin Kentucky Tax-Free Income Fund Class C | | | |
| **2004** | **Franklin Louisiana Tax-Free Income Fund** | $1,136,650 | | 2/29/2004 |
| 2004 | Franklin Louisiana Tax-Free Income Fund Class A | | $181,942 | |
| 2004 | Franklin Louisiana Tax-Free Income Fund Class C | | $135,169 | |
| **2004** | **Franklin Maryland Tax-Free Income Fund** | $1,962,155 | | 2/29/2004 |
| 2004 | Franklin Maryland Tax-Free Income Fund Class A | | $330,569 | |
| 2004 | Franklin Maryland Tax-Free Income Fund Class C | | $336,971 | |
| **2004** | **Franklin Massachusetts Insured Tax-Free Income Fund** | $2,388,658 | | 2/29/2004 |
| 2004 | Franklin Massachusetts Insured Tax-Free Income Fund Class A | | $431,108 | |
| 2004 | Franklin Massachusetts Insured Tax-Free Income Fund Class B | | | |
| 2004 | Franklin Massachusetts Insured Tax-Free Income Fund Class C | | $304,035 | |
| **2004** | **Franklin Michigan Insured Tax-Free Income Fund** | $6,629,662 | | 2/29/2004 |
| 2004 | Franklin Michigan Insured Tax-Free Income Fund Class A | | $1,254,153 | |
| 2004 | Franklin Michigan Insured Tax-Free Income Fund Class B | | $362,060 | |
| 2004 | Franklin Michigan Insured Tax-Free Income Fund Class C | | $777,025 | |
| **2004** | **Franklin Minnesota Insured Tax Free Income Fund** | $29,480,023 | | 2/29/2004 |
| 2004 | Franklin Minnesota Insured Tax Free Income Fund Class A | | $525,173 | |
| 2004 | Franklin Minnesota Insured Tax Free Income Fund Class B | | | |

| | | | | |
|---|---|---|---|---|
| 2004 | Franklin Minnesota Insured Tax Free Income Fund Class C | | $398,443 | |
| **2004** | **Franklin Missouri Tax-Free Income Fund** | $2,672,259 | | 2/29/2004 |
| 2004 | Franklin Missouri Tax-Free Income Fund Class A | | $480,039 | |
| 2004 | Franklin Missouri Tax-Free Income Fund Class C | | $392,275 | |
| **2004** | **Franklin Money Fund** | | | |
| **2004** | **Franklin Natural Resources Fund** | $367,531 | | 4/30/2004 |
| 2004 | Franklin Natural Resources Fund Class A | | $210,102 | |
| 2004 | Franklin Natural Resources Fund Class B | | | |
| 2004 | Franklin Natural Resources Fund Class C | | | |
| 2004 | Franklin Natural Resources Fund Class R | | | |
| **2004** | **Franklin New Jersey tax-Free Income Fund** | $4,582,962 | | 2/29/2004 |
| 2004 | Franklin New Jersey tax-Free Income Fund Class A | | $782,248 | |
| 2004 | Franklin New Jersey tax-Free Income Fund Class B | | $488,264 | |
| 2004 | Franklin New Jersey tax-Free Income Fund Class C | | $711,786 | |
| **2003** | **Franklin New York Insured Tax-Free Income Fund** | $1,745,065 | | 12/31/2003 |
| 2003 | Franklin New York Insured Tax-Free Income Fund Class A | | $297,429 | |
| 2003 | Franklin New York Insured Tax-Free Income Fund Class C | | $237,910 | |
| **2003** | **Franklin New York Intermediate-Term Tax-Free Income Fund** | $1,162,259 | | 12/31/2003 |
| 2003 | Franklin New York Intermediate-Term Tax-Free Income Fund Class A | | $204,752 | |
| 2003 | Franklin New York Intermediate-Term Tax-Free Income Fund Class C | | $7,653 | |
| **2003** | **Franklin New York Limited Term Tax-Free Income Fund** | $7,724 | | 12/31/2003 |
| 2003 | Franklin New York Limited Term Tax-Free Income Fund Class A | | $2,327 | |
| 2003 | Franklin New York Limited Term Tax-Free Income Fund Class C | | | |
| **2003** | **Franklin New York Tax-Exempt Money Fund** | $480,990 | | 12/31/2003 |
| 2003 | Franklin New York Tax-Exempt Money Fund Class A | | | |
| 2003 | Franklin New York Tax-Exempt Money Fund Class C | | | |
| **2004** | **Franklin New York Tax-Free Income Fund** | $23,312,426 | | 5/31/2004 |
| 2004 | Franklin New York Tax-Free Income Fund Class A | | $4,193,381 | |
| 2004 | Franklin New York Tax-Free Income Fund Class B | | $1,536,750 | |
| 2004 | Franklin New York Tax-Free Income Fund Class C | | $1,569,364 | |
| **2004** | **Franklin North Carolina Tax-Free Income Fund** | $2,459,882 | | 2/29/2004 |
| 2004 | Franklin North Carolina Tax-Free Income Fund Class A | | $411,611 | |
| 2004 | Franklin North Carolina Tax-Free Income Fund Class C | | $535,989 | |
| **2004** | **Franklin Ohio Insured Tax-Free Income Fund** | $4,708,280 | | 2/29/2004 |
| 2004 | Franklin Ohio Insured Tax-Free Income Fund Class A | | $836,005 | |
| 2004 | Franklin Ohio Insured Tax-Free Income Fund Class B | | $350,048 | |
| 2004 | Franklin Ohio Insured Tax-Free Income Fund Class C | | $677,456 | |

| | | | | |
|---|---|---|---|---|
| **2004** | **Franklin Oregon Tax-Free Income Fund** | $3,085,337 | | 2/29/2004 |
| 2004 | Franklin Oregon Tax-Free Income Fund Class A | | $552,526 | |
| 2004 | Franklin Oregon Tax-Free Income Fund Class B | | | |
| 2004 | Franklin Oregon Tax-Free Income Fund Class C | | $535,217 | |
| **2004** | **Franklin Pennsylvania Tax-Free Income Fund** | $4,073,989 | | 2/29/2004 |
| 2004 | Franklin Pennsylvania Tax-Free Income Fund Class A | | $728,100 | |
| 2004 | Franklin Pennsylvania Tax-Free Income Fund Class B | | $293,716 | |
| 2004 | Franklin Pennsylvania Tax-Free Income Fund Class C | | $518,527 | |
| **2004** | **Franklin Real Estate Securities Fund** | $3,576,653 | | 4/30/2004 |
| 2004 | Franklin Real Estate Securities Fund Class A | | $1,330,703 | |
| 2004 | Franklin Real Estate Securities Fund Class B | | $535,746 | |
| 2004 | Franklin Real Estate Securities Fund Class C | | $1,451,478 | |
| **2003** | **Franklin Rising Dividends Fund** | $6,275,642 | | 9/30/2003 |
| 2003 | Franklin Rising Dividends Fund Class A | | $2,806,448 | |
| 2003 | Franklin Rising Dividends Fund Class B | | $1,050,250 | |
| 2003 | Franklin Rising Dividends Fund Class C | | $1,824,893 | |
| 2003 | Franklin Rising Dividends Fund Class R | | $59,396 | |
| **2003** | **Franklin Short-Intermediate U.S. Government Securities Fund** | $1,769,256 | | 10/31/2003 |
| 2003 | Franklin Short-Intermediate U.S. Government Securities Fund Class A | | $331,257 | |
| 2003 | Franklin Short-Intermediate U.S. Government Securities Fund Class B | | | |
| 2003 | Franklin Short-Intermediate U.S. Government Securities Fund Class C | | | |
| 2003 | Franklin Short-Intermediate U.S. Government Securities Fund Class R | | | |
| **2004** | **Franklin Small Cap growth Fund II** | $6,502,063 | | 4/30/2004 |
| 2004 | Franklin Small Cap growth Fund II Class A | | $1,414,087 | |
| 2004 | Franklin Small Cap growth Fund II Class B | | $1,201,740 | |
| 2004 | Franklin Small Cap growth Fund II Class C | | $2,023,544 | |
| 2004 | Franklin Small Cap growth Fund II Class R | | $22,184 | |
| **2004** | **Franklin Small-Mid Cap Growth Fund** | $37,368,889 | | 4/30/2004 |
| 2004 | Franklin Small-Mid Cap Growth Fund Class A | | $18,199,454 | |
| 2004 | Franklin Small-Mid Cap Growth Fund Class B | | $180,297 | |
| 2004 | Franklin Small-Mid Cap Growth Fund Class C | | $7,436,736 | |
| 2004 | Franklin Small-Mid Cap Growth Fund Class R | | $145,965 | |
| **2004** | **Franklin Strategic Income Fund** | $3,002,721 | | 4/30/2004 |
| 2004 | Franklin Strategic Income Fund Class A | | $966,051 | |
| 2004 | Franklin Strategic Income Fund Class B | | $512,797 | |
| 2004 | Franklin Strategic Income Fund Class C | | $798,545 | |
| 2004 | Franklin Strategic Income Fund Class R | | $22,073 | |

Franklin Templeton Exhibit D

| | | | | |
|---|---|---|---|---|
| **2003** | **Franklin Strategic Mortgage Portfolio** | $1,634,993 | | 9/30/2003 |
| **2003** | **Franklin Tax-Exempt Money Fund** | $967,301 | | 7/31/2003 |
| **2004** | **Franklin Technology Fund** | $300,264 | | 4/30/2004 |
| **2003** | **Franklin Templeton Conservative Target Fund** | | | 7/31/2003 |
| 2003 | Franklin Templeton Conservative Target Fund Class A | | $117,010 | |
| 2003 | Franklin Templeton Conservative Target Fund Class C | | $256,557 | |
| 2003 | Franklin Templeton Conservative Target Fund Class R | | $12,853 | |
| **2003** | **Franklin Templeton Growth Target Find** | | | 7/31/2003 |
| 2003 | Franklin Templeton Growth Target Find Class A | | 192543 | |
| 2003 | Franklin Templeton Growth Target Find Class C | | 334494 | |
| 2003 | Franklin Templeton Growth Target Find Class R | | 13369 | |
| **2003** | **Franklin Templeton Hard Currency Fund** | $617,623 | | 10/31/2003 |
| 2003 | Franklin Templeton Hard Currency Fund Class A | | 359930 | |
| **2003** | **Franklin Templeton Moderate Fund** | | | 7/31/2003 |
| 2003 | Franklin Templeton Moderate Fund Class A | | $242,016 | |
| 2003 | Franklin Templeton Moderate Fund Class C | | $449,924 | |
| 2003 | Franklin Templeton Moderate Fund Class R | | $25,261 | |
| **2004** | **Franklin U.S. Long-Short Fund** | $1,178,799 | $469,653 | 6/29/2004 |
| **2004** | **Franklin Virginia Tax-Free Income Fund** | $2,380,400 | | 2/29/2004 |
| 2004 | Franklin Virginia Tax-Free Income Fund Class A | | $431,588 | |
| 2004 | Franklin Virginia Tax-Free Income Fund Class C | | $280,892 | |
| **2003** | **Templeton China World Fund** | $2,379,218 | | 8/31/2003 |
| 2003 | Templeton China World Fund Class A | | $241 | |
| 2003 | Templeton China World Fund Class B | | $81 | |
| 2003 | Templeton China World Fund Class C | | $170 | |
| **2003** | **Templeton Developing Markets Trust** | $21,401,889 | | 12/31/2003 |
| 2003 | Templeton Developing Markets Trust Class A | | $4,871,735 | |
| 2003 | Templeton Developing Markets Trust Class B | | $163,000 | |
| 2003 | Templeton Developing Markets Trust Class C | | $1,512,720 | |
| 2003 | Templeton Developing Markets Trust Class R | | $3,873 | |
| **2003** | **Templeton Foreign Fund** | $58,674,643 | | 8/31/2003 |
| 2003 | Templeton Foreign Fund Class A | | $20,917,574 | |
| 2003 | Templeton Foreign Fund Class B | | $1,023,418 | |
| 2003 | Templeton Foreign Fund Class C | | $7,722,493 | |
| 2003 | Templeton Foreign Fund Class R | | $140,515 | |
| **2003** | **Templeton Global Bond Fund** | $1,872,036 | | 8/31/2003 |
| 2003 | Templeton Global Bond Fund Class A | | $793,619 | |

| | | | | |
|---|---|---|---|---|
| 2003 | Templeton Global Bond Fund Class C | | $321,741 | |
| **2003** | **Templeton Global Opportunities Trust** | $2,661,107 | | 12/31/2003 |
| 2003 | Templeton Global Opportunities Trust Class A | | $793,441 | |
| 2003 | Templeton Global Opportunities Trust Class B | | $9,591 | |
| 2003 | Templeton Global Opportunities Trust Class C | | $143,117 | |
| **2003** | **Templeton Global Smaller Companies Fund** | $4,192,457 | | 8/31/2003 |
| 2003 | Templeton Global Smaller Companies Fund Class A | | $1,340,248 | |
| 2003 | Templeton Global Smaller Companies Fund Class B | | $13,102 | |
| 2003 | Templeton Global Smaller Companies Fund Class C | | $131,247 | |
| **2003** | **Templeton Growth Fund** | $76,673,450 | | 11/24/2003 |
| 2003 | Templeton Growth Fund Class A | | $28,430,966 | |
| 2003 | Templeton Growth Fund Class B | | $1,995,642 | |
| 2003 | Templeton Growth Fund Class C | | $8,974,067 | |
| 2003 | Templeton Growth Fund Class R | | $80,524 | |
| **2004** | **Templeton International (Ex EM) Fund** | $413,340 | | 3/31/2004 |
| 2004 | Templeton International (Ex EM) Fund Class A | | $119,915 | |
| 2004 | Templeton International (Ex EM) Fund Class C | | $203,821 | |
| **2003** | **Templeton World Fund** | $37,439,690 | | 8/31/2003 |
| 2003 | Templeton World Fund Class A | | $14,433,814 | |
| 2003 | Templeton World Fund Class B | | $304,934 | |
| 2003 | Templeton World Fund Class C | | $2,448,448 | |
| **2003** | **Mutual Beacon Fund** | $26,322,085 | | 12/31/2003 |
| 2003 | Mutual Beacon Fund Class A | | $3,707,775 | |
| 2003 | Mutual Beacon Fund Class B | | $1,208,233 | |
| 2003 | Mutual Beacon Fund Class C | | $4,837,527 | |
| **2003** | **Mutual Discovery Fund** | $28,877,575 | | 12/31/2003 |
| 2003 | Mutual Discovery Fund Class A | | $3,813,649 | |
| 2003 | Mutual Discovery Fund Class B | | $837,003 | |
| 2003 | Mutual Discovery Fund Class C | | $5,845,499 | |
| 2003 | Mutual Discovery Fund Class R | | $57,603 | |
| **2003** | **Mutual European Fund** | $7,356,524 | | 12/31/2003 |
| 2003 | Mutual European Fund Class A | | $1,187,766 | |
| 2003 | Mutual European Fund Class B | | $298,640 | |
| 2003 | Mutual European Fund Class C | | $1,367,172 | |
| **2003** | **Mutual Financial Services Fund** | $3,847,081 | | 12/31/2003 |
| 2003 | Mutual Financial Services Fund Class A | | $751,357 | |
| 2003 | Mutual Financial Services Fund Class B | | $257,578 | |

| | | | |
|---|---|---|---|
| 2003 Mutual Financial Services Fund Class C | | $1,171,440 | |
| **2003 Mutual Qualified Fund** | $20,928,791 | | 12/31/2003 |
| 2003 Mutual Qualified Fund Class A | | $1,795,700 | |
| 2003 Mutual Qualified Fund Class B | | $422,417 | |
| 2003 Mutual Qualified Fund Class C | | $2,434,800 | |
| **2004 Mutual Recovery Fund** | $529,453 | | 5/1/2004 |
| 2004 Mutual Recovery Fund Class A | | $21,140 | |
| 2004 Mutual Recovery Fund Class B | | $3,948 | |
| 2004 Mutual Recovery Fund Class C | | $41,340 | |
| **2003 Mutual Shares Fund** | $48,387,143 | | 12/31/2003 |
| 2003 Mutual Shares Fund Class A | | $6,397,423 | |
| 2003 Mutual Shares Fund Class B | | $3,178,712 | |
| 2003 Mutual Shares Fund Class C | | $10,065,153 | |
| 2003 Mutual Shares Fund Class R | | $138,136 | |

# EXHIBIT E

Franklin Templeton Exhibit E

| | | Shares | | |
|---|---|---|---|---|
| Year | Fund | Redeemed | Total | Redemption % |
| 2004 | Franklin Age High Income Fund Advisor | 23,554,779 | 18,566,696 | 126.8658% |
| 2004 | Franklin Age High Income Fund R | 1,320,753 | 1,704,994 | 77.4638% |
| 2004 | Franklin Age High Income Fund C | 86,866,856 | 205,044,035 | 42.3650% |
| 2004 | Franklin CA Tax-Free Income Fund Advisor | 766,112 | 1,927,549 | 39.7454% |
| 2004 | Franklin Age High Income Fund A | 394,752,090 | 1,075,026,166 | 36.7202% |
| 2004 | Franklin CA High Yield Municipal Fund C | 2,135,275 | 7,950,379 | 26.8575% |
| 2004 | Franklin CA High Yield Municipal Fund B | 663,549 | 2,823,590 | 23.5002% |
| 2004 | Franklin Age High Income Fund B | 24,098,452 | 102,971,513 | 23.4030% |
| 2004 | Franklin CA Tax-Free Income Fund C | 16,660,496 | 71,612,246 | 23.2649% |
| 2004 | Franklin CA High Yield Municipal Fund A | 10,482,592 | 55,168,663 | 19.0010% |
| 2004 | Franklin TN Municipal Bond Fund A | 1,804,495 | 10,075,682 | 17.9094% |
| 2004 | Franklin CA Tax-Free Income Fund B | 9,223,001 | 53,975,845 | 17.0873% |
| 2004 | Franklin CA Tax-Free Income Fund A | 262,594,458 | 1,746,514,696 | 15.0353% |
| 2004 | Franklin Mutual Recovery Fund Advisor | 105,368 | 3,846,887 | 2.7390% |
| 2004 | Franklin Mutual Recovery Fund A | 173 | 2,034,139 | 0.0085% |
| 2004 | Franklin Mutual Recovery Fund B | 1 | 159,120 | 0.0006% |
| 2004 | Franklin Mutual Recovery Fund C | 8 | 1,419,849 | 0.0006% |
| 2003 | Templeton Foreign Small Companies Fund Advisor | 3,686,406 | 1,494,998 | 246.5827% |
| 2003 | Franklin CA Tax-Free Income Fund Advisor | 1,498,419 | 1,412,514 | 106.0817% |
| 2003 | Franklin Adjustable U.S. Government Securities Fund A | 54,744,443 | 71,112,415 | 76.9830% |
| 2003 | Templeton Foreign Small Companies Fund A | 14,066,259 | 20,606,217 | 68.2622% |
| 2003 | Franklin Floating Rate Trust | 87,416,170 | 137,805,859 | 63.4343% |
| 2003 | Franklin Gold And Precious Metals Fund A | 14,078,537 | 22,287,701 | 63.1673% |
| 2003 | Franklin Age High Income Fund Advisor | 9,041,524 | 14,888,921 | 60.7265% |
| 2003 | Templeton Global Long-Short Fund A | 5,217,730 | 8,708,882 | 59.9127% |
| 2003 | Franklin Fiduciary European Smaller Companies Fund | 1,004,877 | 2,089,468 | 48.0925% |
| 2003 | Franklin Short-Intermediate U.S Government Securities Fund A | 15,707,474 | 32,669,048 | 48.0806% |
| 2003 | Franklin U.S. Government Securities Fund C | 56,619,048 | 120,082,221 | 47.1502% |
| 2003 | Franklin Floating Rate Master Trust | 10,574,183 | 22,559,483 | 46.8725% |
| 2003 | Franklin Equity Income Fund A | 9,976,374 | 28,127,298 | 35.4687% |
| 2003 | Franklin Total Return Fund R | 256,167 | 726,318 | 35.2693% |
| 2003 | Franklin Total Return Fund C | 547,613 | 1,572,846 | 34.8167% |
| 2003 | Franklin Age High Income Fund A | 365,400,435 | 1,105,022,877 | 33.0672% |
| 2003 | Franklin Gold And Precious Metals Fund B | 633,983 | 1,952,776 | 32.4657% |
| 2003 | Templeton Foreign Small Companies Fund C | 204,111 | 635,682 | 32.1090% |

| | | | | |
|---|---|---|---|---|
| 2003 | Franklin U.S. Government Securities Fund R | 2,508,245 | 7,936,267 | 31.6048% |
| 2003 | Franklin Age High Income Fund R | 414,580 | 1,362,947 | 30.4179% |
| 2003 | Franklin Equity Income Fund R | 248,834 | 822,885 | 30.2392% |
| 2003 | Franklin Floating Rate Daily Access Fund A | 3,844,752 | 12,728,323 | 30.2063% |
| 2003 | Franklin Total Return Fund A | 4,450,839 | 14,841,405 | 29.9893% |
| 2003 | Franklin MicroCap Value Fund A | 3,049,998 | 10,227,898 | 29.8204% |
| 2003 | Franklin Small Cap Value Fund A | 2,070,696 | 7,101,002 | 29.1606% |
| 2003 | Franklin Gold And Precious Metals Fund C | 1,410,209 | 4,838,352 | 29.1465% |
| 2003 | Templeton Global Long-Short Fund B | 1,256,200 | 4,383,855 | 28.6551% |
| 2003 | Franklin Floating Rate Daily Access Fund C | 2,729,909 | 9,551,779 | 28.5801% |
| 2003 | Franklin Large Cap Value Fund R | 19,106 | 66,936 | 28.5437% |
| 2003 | Franklin Convertible Securities Fund A | 5,999,503 | 21,221,502 | 28.2709% |
| 2003 | Franklin Balance Sheet Investment Fund R | 80,456 | 294,413 | 27.3276% |
| 2003 | Franklin Growth Fund C | 2,679,771 | 9,932,144 | 26.9808% |
| 2003 | Franklin Balance Sheet Investment Fund A | 17,858,438 | 66,674,820 | 26.7844% |
| 2003 | Franklin Total Return Fund B | 357,713 | 1,372,207 | 26.0684% |
| 2003 | Franklin Age High Income Fund C | 58,030,600 | 223,454,794 | 25.9697% |
| 2003 | Franklin Gold And Precious Metals Fund Advisor | 383,473 | 1,506,818 | 25.4492% |
| 2003 | Franklin U.S. Government Securities Fund B | 25,090,330 | 99,774,027 | 25.1472% |
| 2003 | Franklin CA Intermediate-Term Tax-Free Income Fund A | 8,814,514 | 35,321,952 | 24.9548% |
| 2003 | Franklin Small Cap Value Fund C | 974,388 | 4,030,498 | 24.1754% |
| 2003 | Franklin DynaTech Fund C | 802,705 | 3,418,005 | 23.4846% |
| 2003 | Franklin U.S. Government Securities Fund A | 248,820,975 | 1,069,524,083 | 23.2646% |
| 2003 | Franklin Large Cap Value Fund C | 599,970 | 2,654,437 | 22.6025% |
| 2003 | Franklin Balance Sheet Investment Fund C | 627,665 | 2,842,142 | 22.0842% |
| 2003 | Franklin Fiduciary Small Capitalization Equity Fund | 920,804 | 4,282,189 | 21.5031% |
| 2003 | Franklin Floating Rate Daily Access Fund Advisor | 162,571 | 757,504 | 21.4614% |
| 2003 | Franklin Total Return Fund Advisor | 2,788,420 | 13,250,960 | 21.0432% |
| 2003 | Franklin DynaTech Fund B | 107,026 | 525,720 | 20.3580% |
| 2003 | Franklin Growth Fund A | 10,859,570 | 53,366,249 | 20.3491% |
| 2003 | Franklin Age High Income Fund B | 19,584,485 | 97,239,098 | 20.1405% |
| 2003 | Franklin CA High Yield Municipal Fund C | 1,494,287 | 7,590,315 | 19.6868% |
| 2003 | Franklin Floating Rate Daily Access Fund B | 561,292 | 2,857,241 | 19.6445% |
| 2003 | Franklin Growth Fund Advisor | 297,671 | 1,531,847 | 19.4322% |
| 2003 | Franklin DynaTech Fund A | 5,174,158 | 27,694,255 | 18.6831% |
| 2003 | Franklin Large Cap Value Fund A | 891,670 | 4,806,500 | 18.5513% |
| 2003 | Franklin Growth Fund B | 721,310 | 3,932,339 | 18.3430% |

Franklin Templeton Exhibit E

| | | | | |
|---|---|---|---|---|
| 2003 | Franklin Utilities Fund A | 24,337,215 | 143,107,441 | 17.0063% |
| 2003 | Franklin CA Insured Tax-Free Income Fund C | 1,746,017 | 10,566,986 | 16.5233% |
| 2003 | Franklin TN Municipal Bond Fund A | 1,642,742 | 9,965,972 | 16.4835% |
| 2003 | Franklin Equity Income Fund C | 1,342,567 | 8,314,579 | 16.1471% |
| 2003 | Franklin CA High Yield Municipal Fund A | 8,383,534 | 52,678,513 | 15.9145% |
| 2003 | Franklin Small Cap Value Fund R | 38,705 | 245,811 | 15.7458% |
| 2003 | Franklin Short-Intermediate U.S Government Securities Fund Advisor | 243,983 | 1,616,636 | 15.0920% |
| 2003 | Franklin Small Cap Value Fund B | 261,303 | 1,734,947 | 15.0612% |
| 2003 | Franklin Large Cap Value Fund B | 132,518 | 884,235 | 14.9867% |
| 2003 | Franklin Equity Income Fund B | 356,548 | 2,407,746 | 14.8084% |
| 2003 | Franklin CA Tax-Free Income Fund C | 10,960,455 | 74,453,310 | 14.7212% |
| 2003 | Franklin Income Fund R | 2,327,993 | 16,306,219 | 14.2767% |
| 2003 | Franklin Growth Fund R | 78,318 | 551,864 | 14.1915% |
| 2003 | Franklin U.S. Government Securities Fund Advisor | 6,189,973 | 45,185,749 | 13.6989% |
| 2003 | Franklin CA Insured Tax-Free Income Fund A | 19,958,238 | 149,089,931 | 13.3867% |
| 2003 | Franklin Utilities Fund R | 17,198 | 129,874 | 13.2421% |
| 2003 | Franklin Income Fund B1 | 27,953,932 | 219,864,979 | 12.7141% |
| 2003 | Franklin Convertible Securities Fund C | 979,894 | 7,729,283 | 12.6777% |
| 2003 | Franklin Utilities Fund C | 3,052,249 | 25,277,379 | 12.0750% |
| 2003 | Franklin Balance Sheet Investment Fund B | 274,853 | 2,310,096 | 11.8979% |
| 2003 | Franklin CA Tax-Free Income Fund A | 208,368,553 | 1,847,197,883 | 11.2803% |
| 2003 | Franklin Utilities Fund B | 1,194,549 | 10,833,323 | 11.0266% |
| 2003 | Franklin CA High Yield Municipal Fund B | 311,675 | 2,854,053 | 10.9204% |
| 2003 | Franklin Income Fund A | 462,636,792 | 4,282,157,064 | 10.8038% |
| 2003 | Templeton Foreign Small Companies Fund B | 21,348 | 200,151 | 10.6659% |
| 2003 | Franklin Income Fund Advisor | 4,343,162 | 42,367,270 | 10.2512% |
| 2003 | Franklin Adjustable U.S. Government Securities Fund C | 138,731 | 1,404,740 | 9.8759% |
| 2003 | Franklin Income Fund C | 147,253,703 | 1,664,104,933 | 8.8488% |
| 2003 | Franklin CA Insured Tax-Free Income Fund B | 537,929 | 6,651,898 | 8.0868% |
| 2003 | Franklin CA Tax-Free Income Fund B | 4,472,770 | 55,581,048 | 8.0473% |
| 2003 | Franklin Utilities Fund Advisor | 380,448 | 5,338,301 | 7.1268% |
| 2003 | Franklin Income Fund B | 50,454,482 | 928,365,601 | 5.4348% |
| 2003 | Franklin Fiduciary Large Capitalization Growth and Income Fund | 475,943 | 11,952,922 | 3.9818% |
| 2002 | Franklin Large Cap Value Fund R | - | 6,235 | #VALUE! |
| 2002 | Templeton Pacific Growth Fund Advisor | 2,137,587 | 48,737 | 4385.9634% |
| 2002 | Templeton Pacific Growth Fund A | 18,302,976 | 3,260,324 | 561.3852% |
| 2002 | Templeton Pacific Growth Fund C | 3,715,322 | 809,631 | 458.8908% |

Franklin Templeton Exhibit E

| | | | | |
|---|---|---|---|---|
| 2002 | Franklin Global Growth Fund A | 397,717 | 149,893 | 265.3339% |
| 2002 | Templeton Foreign Small Companies Fund A | 12,392,824 | 5,790,207 | 214.0308% |
| 2002 | Franklin Global Aggressive Growth Fund A | 133,187 | 83,039 | 160.3909% |
| 2002 | Templeton Foreign Small Companies Fund Advisor | 1,369,044 | 1,378,267 | 99.3308% |
| 2002 | Franklin Gold And Precious Metals Fund A | 18,116,790 | 19,525,141 | 92.7870% |
| 2002 | Franklin Utilities Fund Advisor | 1,604,468 | 1,959,784 | 81.8696% |
| 2002 | Franklin Floating Rate Daily Access Fund A | 4,036,952 | 5,097,718 | 79.1914% |
| 2002 | Franklin MicroCap Value Fund A | 6,033,298 | 9,571,145 | 63.0363% |
| 2002 | Franklin Floating Rate Trust | 131,170,493 | 214,547,270 | 61.1383% |
| 2002 | Franklin Age High Income Fund Advisor | 5,232,996 | 11,069,305 | 47.2748% |
| 2002 | Franklin Small Cap Value Fund A | 2,984,302 | 6,329,248 | 47.1510% |
| 2002 | Templeton Foreign Small Companies Fund C | 146,172 | 320,888 | 45.5523% |
| 2002 | Franklin Short-Intermediate U.S Government Securities Fund Advisor | 299,334 | 695,942 | 43.0113% |
| 2002 | Franklin Adjustable U.S. Government Securities Fund A | 26,045,031 | 61,393,381 | 42.4232% |
| 2002 | Franklin Equity Income Fund A | 10,571,835 | 26,207,134 | 40.3395% |
| 2002 | Franklin Total Return Fund B | 168,806 | 420,267 | 40.1664% |
| 2002 | Franklin Short-Intermediate U.S Government Securities Fund A | 10,682,275 | 27,973,391 | 38.1873% |
| 2002 | Franklin Gold And Precious Metals Fund C | 1,432,981 | 3,753,854 | 38.1736% |
| 2002 | Franklin Total Return Fund A | 3,750,693 | 9,826,800 | 38.1680% |
| 2002 | Franklin Global Growth Fund C | 27,584 | 74,833 | 36.8607% |
| 2002 | Franklin Global Growth Fund B | 30,187 | 82,575 | 36.5571% |
| 2002 | Franklin DynaTech Fund C | 1,230,305 | 3,445,645 | 35.7061% |
| 2002 | Franklin Floating Rate Daily Access Fund C | 1,995,252 | 5,633,186 | 35.4196% |
| 2002 | Franklin Gold And Precious Metals Fund B | 380,652 | 1,084,812 | 35.0892% |
| 2002 | Franklin Large Cap Value Fund A | 1,094,478 | 3,133,017 | 34.9337% |
| 2002 | Franklin Convertible Securities Fund A | 5,154,016 | 15,459,580 | 33.3387% |
| 2002 | Templeton Foreign Small Companies Fund B | 46,286 | 139,671 | 33.1393% |
| 2002 | Franklin Global Aggressive Growth Fund B | 12,617 | 39,168 | 32.2125% |
| 2002 | Franklin Floating Rate Daily Access Fund Advisor | 187,072 | 605,779 | 30.8812% |
| 2002 | Franklin Gold And Precious Metals Fund Advisor | 150,243 | 529,506 | 28.3742% |
| 2002 | Franklin Growth Fund C | 2,963,679 | 10,798,434 | 27.4455% |
| 2002 | Franklin Balance Sheet Investment Fund A | 17,038,659 | 63,056,596 | 27.0212% |
| 2002 | Franklin Age High Income Fund A | 292,096,037 | 1,081,598,318 | 27.0060% |
| 2002 | Franklin DynaTech Fund A | 7,234,225 | 26,889,092 | 26.9039% |
| 2002 | Franklin Small Cap Value Fund C | 1,009,398 | 3,782,899 | 26.6832% |
| 2002 | Franklin Convertible Securities Fund C | 1,349,797 | 5,154,150 | 26.1885% |
| 2002 | Templeton Global Long-Short Fund A | 2,739,229 | 10,798,602 | 25.3665% |

| | | | |
|---|---|---|---|
| 2002 Franklin Income Fund Advisor | 3,922,883 | 16,232,361 | 24.1671% |
| 2002 Franklin Total Return Fund R | 45,896 | 192,331 | 23.8630% |
| 2002 Franklin Age High Income Fund C | 48,534,370 | 204,155,495 | 23.7732% |
| 2002 Franklin Balance Sheet Investment Fund R | 49,434 | 210,018 | 23.5380% |
| 2002 Franklin Small Cap Value Fund B | 319,533 | 1,362,650 | 23.4494% |
| 2002 Franklin Large Cap Value Fund C | 392,477 | 1,706,515 | 22.9987% |
| 2002 Franklin U.S. Government Securities Fund C | 25,632,581 | 115,289,023 | 22.2333% |
| 2002 Franklin Floating Rate Master Trust | 6,013,547 | 27,762,592 | 21.6606% |
| 2002 Franklin Global Aggressive Growth Fund C | 13,192 | 61,344 | 21.5050% |
| 2002 Franklin Growth Fund A | 12,138,018 | 56,766,849 | 21.3822% |
| 2002 Franklin Large Cap Value Fund B | 94,061 | 478,878 | 19.6420% |
| 2002 Franklin Total Return Fund C | 90,162 | 459,691 | 19.6136% |
| 2002 Franklin CA High Yield Municipal Fund C | 1,454,862 | 7,456,563 | 19.5112% |
| 2002 Franklin Equity Income Fund C | 1,197,193 | 6,288,779 | 19.0370% |
| 2002 Franklin DynaTech Fund B | 63,080 | 333,365 | 18.9222% |
| 2002 Franklin Floating Rate Daily Access Fund B | 331,785 | 1,772,317 | 18.7204% |
| 2002 Franklin Utilities Fund C | 1,542,245 | 8,477,813 | 18.1915% |
| 2002 Franklin Total Return Fund Advisor | 2,474,896 | 13,795,068 | 17.9404% |
| 2002 Franklin CA Intermediate-Term Tax-Free Income Fund A | 5,078,021 | 28,403,732 | 17.8780% |
| 2002 Franklin CA Insured Tax-Free Income Fund C | 1,562,394 | 8,764,069 | 17.8273% |
| 2002 Franklin Equity Income Fund B | 243,457 | 1,388,604 | 17.5325% |
| 2002 Franklin CA High Yield Municipal Fund A | 8,747,903 | 50,464,281 | 17.3348% |
| 2002 Franklin Growth Fund B | 579,378 | 3,463,483 | 16.7282% |
| 2002 Franklin Utilities Fund A | 22,214,088 | 136,885,081 | 16.2283% |
| 2002 Franklin U.S. Government Securities Fund A | 179,198,072 | 1,104,978,306 | 16.2173% |
| 2002 Franklin Age High Income Fund B | 13,291,822 | 82,210,968 | 16.1679% |
| 2002 Franklin TN Municipal Bond Fund A | 1,461,423 | 9,057,080 | 16.1357% |
| 2002 Franklin Growth Fund R | 19,932 | 126,863 | 15.7114% |
| 2002 Franklin CA Tax-Free Income Fund Advisor | 43,590 | 301,989 | 14.4343% |
| 2002 Franklin Balance Sheet Investment Fund C | 448,136 | 3,223,793 | 13.9009% |
| 2002 Franklin Income Fund A | 436,991,609 | 3,157,696,240 | 13.8389% |
| 2002 Franklin Income Fund B1 | 31,027,810 | 226,324,480 | 13.7094% |
| 2002 Franklin Growth Fund Advisor | 166,496 | 1,243,749 | 13.3866% |
| 2002 Franklin Income Fund C | 103,269,316 | 809,297,815 | 12.7604% |
| 2002 Franklin CA Tax-Free Income Fund C | 8,309,791 | 65,703,936 | 12.6473% |
| 2002 Franklin CA Tax-Free Income Fund A | 208,819,360 | 1,840,523,624 | 11.3456% |
| 2002 Franklin Balance Sheet Investment Fund B | 261,449 | 2,435,603 | 10.7345% |

Franklin Templeton Exhibit E

| | | | | |
|---|---|---|---|---|
| 2002 | Franklin CA Insured Tax-Free Income Fund A | 15,396,083 | 145,290,770 | 10.5967% |
| 2002 | Franklin Utilities Fund B | 428,594 | 4,118,148 | 10.4074% |
| 2002 | Franklin Income Fund R | 336,741 | 3,368,438 | 9.9969% |
| 2002 | Franklin U.S. Government Securities Fund B | 7,396,751 | 80,174,156 | 9.2259% |
| 2002 | Templeton Global Long-Short Fund B | 412,076 | 4,969,997 | 8.2913% |
| 2002 | Franklin Income Fund B | 20,908,201 | 294,587,101 | 7.0975% |
| 2002 | Franklin CA Tax-Free Income Fund B | 3,076,561 | 43,759,765 | 7.0306% |
| 2002 | Franklin CA Insured Tax-Free Income Fund B | 310,882 | 4,552,902 | 6.8282% |
| 2002 | Franklin CA High Yield Municipal Fund B | 149,582 | 2,299,177 | 6.5059% |
| 2002 | Franklin U.S. Government Securities Fund R | 95,833 | 2,008,536 | 4.7713% |
| 2002 | Franklin Global Aggressive Growth Fund Advisor | 936 | 29,530 | 3.1697% |
| 2002 | Franklin Utilities Fund R | 506 | 17,774 | 2.8469% |
| 2002 | Franklin U.S. Government Securities Fund Advisor | 659,856 | 28,325,580 | 2.3295% |
| 2002 | Franklin Global Growth Fund Advisor | 131 | 32,659 | 0.4011% |
| 2002 | Franklin Small Cap Value Fund R | 86 | 49,543 | 0.1736% |
| 2002 | Franklin Equity Income Fund R | 132 | 184,131 | 0.0717% |
| 2002 | Franklin Age High Income Fund R | 1 | 379,476 | 0.0003% |
| 2001 | Templeton Pacific Growth Fund A | 37,986,108 | 3,382,246 | 1123.1031% |
| 2001 | Franklin Short-Intermediate U.S Government Securities Fund Advisor | 567,998 | 111,958 | 507.3313% |
| 2001 | Templeton Pacific Growth Fund C | 3,967,277 | 807,199 | 491.4869% |
| 2001 | Templeton Pacific Growth Fund Advisor | 475,279 | 125,292 | 379.3371% |
| 2001 | Templeton Foreign Small Companies Fund A | 16,778,030 | 5,088,284 | 329.7385% |
| 2001 | Templeton Foreign Small Companies Fund C | 207,201 | 96,035 | 215.7557% |
| 2001 | Franklin U.S. Government Securities Fund Advisor | 5,317,348 | 2,874,684 | 184.9716% |
| 2001 | Templeton Foreign Small Companies Fund Advisor | 445,073 | 424,443 | 104.8605% |
| 2001 | Franklin Gold And Precious Metals Fund A | 16,512,499 | 18,473,153 | 89.3865% |
| 2001 | Franklin Short-Intermediate U.S Government Securities Fund A | 11,052,128 | 18,262,871 | 60.5169% |
| 2001 | Franklin Small Cap Value Fund A | 2,463,729 | 4,226,086 | 58.2981% |
| 2001 | Franklin Utilities Fund Advisor | 501,950 | 878,700 | 57.1242% |
| 2001 | Franklin Gold And Precious Metals Fund C | 1,087,781 | 2,524,332 | 43.0918% |
| 2001 | Franklin Adjustable U.S. Government Securities Fund A | 11,994,326 | 28,572,127 | 41.9791% |
| 2001 | Franklin MicroCap Value Fund A | 4,089,391 | 10,914,429 | 37.4678% |
| 2001 | Franklin Convertible Securities Fund A | 4,809,128 | 12,982,872 | 37.0421% |
| 2001 | Franklin Balance Sheet Investment Fund A | 14,340,941 | 40,081,986 | 35.7790% |
| 2001 | Franklin Age High Income Fund A | 379,438,383 | 1,065,073,938 | 35.6255% |
| 2001 | Franklin Floating Rate Trust | 106,217,953 | 306,558,913 | 34.6485% |
| 2001 | Franklin Gold And Precious Metals Fund Advisor | 131,034 | 393,352 | 33.3121% |

| | | | | |
|---|---|---|---|---|
| 2001 | Franklin CA High Yield Municipal Fund A | 14,816,115 | 48,630,927 | 30.4664% |
| 2001 | Franklin Age High Income Fund C | 49,218,498 | 172,959,459 | 28.4567% |
| 2001 | Franklin DynaTech Fund C | 1,189,723 | 4,208,605 | 28.2688% |
| 2001 | Franklin CA High Yield Municipal Fund C | 1,868,662 | 6,790,317 | 27.5195% |
| 2001 | Franklin Utilities Fund B | 409,965 | 1,517,442 | 27.0168% |
| 2001 | Franklin Total Return Fund A | 1,851,411 | 6,869,109 | 26.9527% |
| 2001 | Franklin Age High Income Fund Advisor | 2,724,918 | 10,549,070 | 25.8309% |
| 2001 | Franklin DynaTech Fund A | 6,828,191 | 28,249,615 | 24.1709% |
| 2001 | Franklin Utilities Fund C | 1,024,287 | 4,494,706 | 22.7887% |
| 2001 | Franklin Gold And Precious Metals Fund B | 103,523 | 460,569 | 22.4772% |
| 2001 | Franklin U.S. Government Securities Fund C | 13,694,149 | 61,111,367 | 22.4085% |
| 2001 | Franklin Large Cap Value Fund B | 61,220 | 280,726 | 21.8077% |
| 2001 | Franklin Small Cap Value Fund B | 109,274 | 507,086 | 21.5494% |
| 2001 | Franklin U.S. Government Securities Fund A | 215,663,647 | 1,038,147,673 | 20.7739% |
| 2001 | Franklin CA Intermediate-Term Tax-Free Income Fund A | 4,069,402 | 19,918,801 | 20.4300% |
| 2001 | Franklin Equity Income Fund A | 4,278,562 | 21,018,434 | 20.3562% |
| 2001 | Franklin Utilities Fund A | 27,198,293 | 134,657,254 | 20.1982% |
| 2001 | Franklin Small Cap Value Fund C | 471,675 | 2,343,236 | 20.1292% |
| 2001 | Franklin DynaTech Fund B | 55,210 | 294,707 | 18.7339% |
| 2001 | Franklin Convertible Securities Fund C | 667,202 | 3,602,550 | 18.5203% |
| 2001 | Franklin Growth Fund C | 2,094,454 | 11,405,187 | 18.3640% |
| 2001 | Franklin Equity Income Fund C | 866,524 | 4,796,609 | 18.0653% |
| 2001 | Franklin Equity Income Fund B | 108,027 | 602,456 | 17.9311% |
| 2001 | Franklin CA Insured Tax-Free Income Fund A | 24,180,095 | 136,868,836 | 17.6666% |
| 2001 | Franklin Large Cap Value Fund A | 355,810 | 2,018,851 | 17.6244% |
| 2001 | Franklin CA Tax-Free Income Fund C | 8,971,031 | 54,413,304 | 16.4868% |
| 2001 | Franklin Income Fund Advisor | 1,706,825 | 10,538,395 | 16.1963% |
| 2001 | Franklin Growth Fund A | 9,592,937 | 59,603,336 | 16.0946% |
| 2001 | Franklin Age High Income Fund B | 9,146,568 | 57,349,183 | 15.9489% |
| 2001 | Franklin CA Tax-Free Income Fund A | 279,385,393 | 1,833,417,055 | 15.2385% |
| 2001 | Franklin Growth Fund B | 301,041 | 2,406,663 | 12.5086% |
| 2001 | Franklin Income Fund A | 343,049,048 | 2,753,671,462 | 12.4579% |
| 2001 | Franklin Income Fund C | 60,219,778 | 496,954,390 | 12.1178% |
| 2001 | Franklin Large Cap Value Fund C | 111,318 | 919,983 | 12.1000% |
| 2001 | Templeton Foreign Small Companies Fund B | 5,605 | 46,769 | 11.9844% |
| 2001 | Franklin TN Municipal Bond Fund A | 850,586 | 7,897,750 | 10.7700% |
| 2001 | Franklin Small Cap Value Fund Advisor | 21,421 | 202,576 | 10.5743% |

| | | | | |
|---|---|---|---|---|
| 2001 | Franklin Floating Rate Master Trust | 2,231,376 | 22,125,920 | 10.0849% |
| 2001 | Franklin Floating Rate Daily Access Fund A | 331,987 | 3,481,395 | 9.5360% |
| 2001 | Franklin Floating Rate Daily Access Fund C | 243,664 | 2,648,837 | 9.1989% |
| 2001 | Franklin Floating Rate Daily Access Fund Advisor | 55,910 | 646,940 | 8.6422% |
| 2001 | Franklin Growth Fund Advisor | 99,915 | 1,166,352 | 8.5665% |
| 2001 | Franklin CA Tax-Free Income Fund B | 2,020,815 | 26,725,789 | 7.5613% |
| 2001 | Franklin U.S. Government Securities Fund B | 2,395,032 | 32,563,452 | 7.3550% |
| 2001 | Franklin Global Growth Fund A | 27,034 | 414,028 | 6.5295% |
| 2001 | Franklin Income Fund B | 10,432,254 | 206,115,715 | 5.0614% |
| 2001 | Franklin Global Aggressive Growth Fund Advisor | 1,272 | 28,705 | 4.4313% |
| 2001 | Franklin Global Aggressive Growth Fund A | 7,857 | 192,982 | 4.0714% |
| 2001 | Franklin Balance Sheet Investment Fund C | 28,900 | 807,289 | 3.5799% |
| 2001 | Franklin CA Insured Tax-Free Income Fund B | 60,736 | 1,714,363 | 3.5428% |
| 2001 | Franklin CA High Yield Municipal Fund B | 40,866 | 1,162,068 | 3.5167% |
| 2001 | Franklin Total Return Fund Advisor | 71,219 | 2,342,857 | 3.0398% |
| 2001 | Franklin Balance Sheet Investment Fund B | 16,486 | 566,495 | 2.9102% |
| 2001 | Franklin Balance Sheet Investment Fund Advisor | 253 | 15,348 | 1.6484% |
| 2001 | Franklin Floating Rate Daily Access Fund B | 14,350 | 988,624 | 1.4515% |
| 2001 | Franklin Global Aggressive Growth Fund C | 505 | 36,052 | 1.4008% |
| 2001 | Franklin Global Aggressive Growth Fund B | 373 | 31,128 | 1.1983% |
| 2001 | Templeton Global Long-Short Fund A | 36,621 | 3,180,042 | 1.1516% |
| 2001 | Franklin Global Growth Fund C | 504 | 46,045 | 1.0946% |
| 2001 | Franklin Global Growth Fund Advisor | 300 | 28,038 | 1.0700% |
| 2001 | Franklin Global Growth Fund B | 612 | 58,770 | 1.0413% |
| 2001 | Templeton Global Long-Short Fund B | 10 | 1,034,986 | 0.0010% |
| 2001 | Franklin CA Insured Tax-Free Income Fund C | | 6,510,712 | 0.0000% |
| 2000 | Franklin Asset Allocation Fund A | 4,311,741 | 14,268,423 | 30.2188% |
| 2000 | Franklin Asset Allocation Fund C | 144,847 | 942,030 | 15.3760% |

# EXHIBIT F

**Franklin Templeton Exhibit F**
**New, Existing, and Dropped Defendants in Lead Fund Derivative Case**

**Lead Franklin Templeton Derivative Case**
*McAlvey et al v. Franklin Resources Inc. et al*
04-cv-00628 N.D. Ca
*McAlvey et al v. Franklin Resources Inc. et al*
04-cv-01274 D. Md

| Existing | New | Dropped |
|---|---|---|
| Franklin Resources Inc. | Fiduciary International Inc. | Franklin Templeton Strategic Growth Fund LP |
| Franklin Advisors Inc. | Franklin Advisory Services LLC | Templeton/Franklin Investment Services Inc |
| Gregory E. Johnson | Franklin Templeton Asset Strategies | Franklin Private Client Services Inc. |
| Charles B. Johnson | Templeton Investment Counsel LLC | Ed Jamieson |
| William Post | Franklin Investment Advisory Services | Rupert H. Johnson |
| Daniel Calugar | Franklin Templeton Services, LLC | Harmon E. Burns |
| Harris J. Ashton | Gordon S. Macklin | Frank H. Abbott |
| Martin Flanagan | Aurum Capital Management Corp. | S. Joseph Fortunato |
| Security Brokerage Inc. | Aurum Securities Corp. | Edith E. Holiday |
| DCIP, L.P. | Bank of America Corp. | |
| Biotechnology Discovery Fund | Bank of America Securities LLC | |
| **Franklin Strategic Series** | Canary Capital Partners, LLC | |
| Franklin Mutual Advisers, LLC | Golden Gate Financial Group, LLC | |
| | Pritchard Capital Partners LLC | |
| | Edward J Stern | |
| | Trautman Wasserman & Company, Inc. | |
| | **Franklin Value Investors Trust** | |
| | Balance Sheet Investment Fund | |
| | Large Cap Value Fund | |
| | Small Cap Value Fund | |
| | Microcap Value Fund | |
| | **Franklin CA Tax Free** | |

| | | |
|---|---|---|
| | **Income Fund, Inc.** | |
| | Franklin CA Tax Free Income Fund, Inc | |
| | **Franklin CA Tax Free Trust** | |
| | Insured Tax Free Income Fund | |
| | Tax Exempt Money Fund | |
| | Limited Term Tax Free Income Fund | |
| | Intermediate Term Tax Free Income Fund | |
| | **Franklin Capital Growth Fund** | |
| | Franklin Capital Growth Fund | |
| | | |
| | Dynatech Fund | |
| | Growth Fund | |
| | Income Fund | |
| | | |
| | Utilities Fund | |
| | **Franklin Federal Money Fund** | |
| | Franklin Federal Money Fund | |
| | **Franklin Federal Tax Free Income Fund** | |
| | Franklin Federal Tax Free Income Fund | |
| | **Franklin Global Trust** | |
| | Fiduciary European Smaller Companies Fund | |
| | Fiduciary Large Capitalization Growth & Income Fund | |
| | Fiduciary Small Capitalization Equity Fund | |
| | Fiduciary Core Fixed Income Fund | |
| | Fiduciary Core Plus Fixed Income Fund | |
| | Fiduciary High Income Fund | |
| | Fiduciary International | |

| | | |
|---|---|---|
| | Smaller Companies Growth Fund | |
| | **Franklin Gold & Precious Metals Fund** | |
| | Franklin Gold & Precious Metals Fund | |
| | **Franklin High Income Trust** | |
| | Franklin's Age High Income Fund | |
| | **Franklin Investors Securities Trust** | |
| | Adjustable U.S. Govt Securities Fund | |
| | Convertible Securities Fund | |
| | Equity Income Fund | |
| | Floating Rate Daily Access Fund | |
| | Short-Intermediate U.S. Govt Securities Fund | |
| | Total Return Fund | |
| | **Franklin Managed Trust** | |
| | Franklin Rising Dividends Fund | |
| | **Franklin Money Fund** | |
| | Franklin Money Fund | |
| | **Franklin Municipal Securities Trust** | |
| | CA High Yield Municipal Fund | |
| | TN Municipal Bond Fund | |
| | **Franklin Mutual Series Fund, Inc.** | |
| | Mutual Financial Services Fund | |
| | Mutual European Fund | |
| | Mutual Beacon Fund | |
| | Mutual Discovery Fund | |
| | Mutual Qualified Fund | |
| | Mutual Shares Fund | |
| | **Franklin NY Tax Free Income Fund** | |
| | Franklin NY Tax Free Income Fund | |
| | **Franklin NY Tax Free** | |

| | | |
|---|---|---|
| | **Trust** | |
| | NY Insured Tax Free Income Fund | |
| | NY Intermediate Term Tax Free Income Fund | |
| | NY Limited Term Tax Free Income Fund | |
| | NY Tax Exempt Money Fund | |
| | **Franklin Real Estate Securities Trust** | |
| | Franklin Real Estate Securities Trust | |
| | **Franklin Strategic Mortgage Portfolio** | |
| | Franklin Strategic Mortgage Portfolio | |
| | | |
| | Aggressive Growth Fund | |
| | | |
| | Blue Chip Fund | |
| | Flex Cap Growth Fund | |
| | Global Communications Fund | |
| | Global Health Care Fund | |
| | Natural Resources Fund | |
| | Large Cap Growth Fund | |
| | Small Cap Growth Fund | |
| | Small-Mid Cap Growth Fund II | |
| | Strategic Income Fund | |
| | Technology Fund | |
| | U.S. Long Short Fund | |
| | CA Growth Fund | |
| | **Franklin Tax Exempt Money Fund** | |
| | Franklin Tax Exempt Money Fund | |
| | **Franklin Tax Free Trust** | |
| | FL Insured Tax Free Income Fund | |
| | Insured Tax Free Income Fund | |
| | MA Insured Tax Free Income Fund | |

| | | |
|---|---|---|
| | MI Insured Tax Free Income Fund | |
| | MN Insured Tax Free Income Fund | |
| | OH Insured Tax Free Income Fund | |
| | AL Tax Free Income Fund | |
| | FL Tax Free Income Fund | |
| | GA Tax Free Income Fund | |
| | KY Tax Free Income Fund | |
| | LA Tax Free Income Fund | |
| | MD Tax Free Income Fund | |
| | MO Tax Free Income Fund | |
| | NC Tax Free Income Fund | |
| | VA Tax Free Income Fund | |
| | AZ Tax Free Income Fund | |
| | CO Tax Free Income Fund | |
| | CT Tax Free Income Fund | |
| | Double Tax Free Income Fund | |
| | Federal Intermediate Term Tax Free Income Fund | |
| | High Yield Tax Free Income Fund | |
| | NJ Tax Free Income Fund | |
| | OR Tax Free Income Fund | |
| | PA Tax Free Income Fund | |
| | Federal Term Tax Free Income Fund | |
| | TX Tax Free Income Fund | |
| | Puerto Rico Tax Free Income Fund | |
| | **Franklin Templeton Intl Trust** | |
| | Templeton Foreign Smaller Companies Fund | |
| | Templeton Global Long-Short Fund | |
| | Templeton Pacific Growth Fund | |
| | **Franklin Templeton Fund Allocator Series** | |
| | Conservative Target Fund | |
| | Moderate Target Fund | |
| | Growth Target Fund | |

| | | |
|---|---|---|
| | Founding Funds Allocation Fund | |
| | Corefolio Allocation Fund | |
| | **Franklin Templeton Global Trust** | |
| | Hard Currency Fund | |
| | **Franklin Templeton Money Fund Trust** | |
| | Money Fund | |
| | **Franklin Templeton Variable Ins. Prod Trust** | |
| | Franklin Aggressive Growth Securities Fund | |
| | Franklin Global Communications Securities Fund | |
| | Franklin Global Health Care Securities Fund | |
| | Franklin Growth & Income Securities Fund | |
| | Templeton Growth Securities Fund | |
| | Franklin High Income Fund | |
| | Franklin Income Securities Fund | |
| | Franklin Large Cap Growth Securities Fund | |
| | Franklin Money Market Fund | |
| | Franklin Natural Resources Securities Fund | |
| | Franklin Real Estate Fund | |
| | Franklin Rising Dividends Securities Fund | |
| | Frankli Small Cap Value Securities Fund | |
| | Franklin S & P 500 Index Fund | |
| | Franklin Small Cap Fund | |
| | Franklin Strategic Income Securities Fund | |
| | Templeton Foreign Securities Fund | |
| | Capital Growth Fund | |
| | Templeton Asset Strategy | |

| | | |
|---|---|---|
| | Fund | |
| | Templeton Global Growth Fund | |
| | Templeton Pacific Growth Securities Fund | |
| | Templeton Intl Smaller Companies Fund | |
| | Templeton Intl Securities Fund | |
| | Templeton Global Income Securities Fund | |
| | Templeton Developing Markets Securities Fund | |
| | Franklin Mutual Shares Securities Fund | |
| | Franklin Mutual Discovery Securities Fund | |
| | Franklin Zero Coupon Funds - 2005, 2010 | |
| | Franklin Value Securities Fund | |
| | Franklin U.S. Govt Fund | |
| | Templeton Asset Strategy Fund | |
| | Franklin Technology Securities Fund | |
| | Franklin Strategic Income Fund | |
| | **Templeton Capital Accumulator Fund** | |
| | Templeton Capital Accumulator Fund | |
| | Templeton Global Asset Allocation Fund | |
| | **Templeton China World Fund** | |
| | Templeton China World Fund | |
| | **Templeton Developing Markets Trust** | |
| | Templeton Developing Markets Trust | |
| | **Templeton Funds, Inc.** | |
| | Templeton Foreign Fund | |
| | Templeton World Fund | |

| | | |
|---|---|---|
| | **Templeton Global Investment Trust** | |
| | Templeton International (Ex EM) Fund | |
| | Franklin Templeton Non-US Dynamic Core Equity Fund | |
| | **Templeton Global Opportunities Trust** | |
| | Templeton Global Opportunities Trust | |
| | **Templeton Global Smaller Companies Fund, Inc.** | |
| | Templeton Global Smaller Companies Fund, Inc | |
| | **Templeton Growth Fund Inc.** | |
| | Templeton Growth Fund Inc | |
| | **Templeton Income Trust** | |
| | Templeton Global Bond Fund | |
| | **Templeton Institutional Funds Inc.** | |
| | Foreign Equity Series - Primary Shares | |
| | Foreign Equity Series - Service Shares | |
| | Emerging Markets Series | |
| | Emerging Fixed Income Markets Series | |
| | Foreign Smaller Companies Series | |
| | Franklin-Templeton Non-US Core Equity Series | |
| | Franklin Templeton Alternative Strategies, LLC | |